As filed with the Securities and Exchange Commission on September 30, 2009

Registration No. 333-160756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

VS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	5400	11-3664322
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2101 91st Street

North Bergen, New Jersey 07047

Telephone: (201) 868-5959

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James M. Sander, Esq.

VS Holdings, Inc.

Vice President, General Counsel and Secretary

2101 91st Street

North Bergen, New Jersey 07047

Telephone: (201) 868-5959

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Christian O. Nagler, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800 Fax: (212) 446-4900	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022-4802 Tel: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐Large accelerated filer	☐Accelerated filer	☒Non-accelerated filer (Do not check if smaller reporting company)	☐Smaller reporting company

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 30, 2009

PROSPECTUS

                     Shares

Vitamin Shoppe, Inc.

Common Stock

This is an initial public offering of common stock by Vitamin Shoppe, Inc. The estimated initial public offering price is between $             and $             per share. We are selling              shares and the selling stockholders are selling              shares.

Prior to this offering, no public market existed for our common stock. We will apply for listing of our common stock on The New York Stock Exchange under the symbol “VSI.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the Selling Stockholders, before expenses	$	$
Proceeds to Vitamin Shoppe, before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2009.

Joint Book-Running Managers

J.P.Morgan	BofA Merrill Lynch	Barclays Capital

The date of this prospectus is                     , 2009

THE Vitamin Shoppe

THE Vitamin Shoppe

SINCE 1977 ®

Answers For Every Body

$8.79

E-400
Psyllium Husks
Flax Seed Oil
BodyTech
Whey Tech PRO 24
Calcium Citrate
Active-C
CoQ-10
Vitamin D
Ultimate Woman
Glucosamine & Chondroitin with MSM
ULTIMATES
Ultimate Man Daily Pack
Black Cherry Concentrate
Açai
Stevia Plus
Fish Oil EPA-DHA
Ultimate Man
B-Complex 100

GREEN LIVING
HERBS & HOMEOPATHY
JOINT SUPPORT
PROTEIN BARS
PROTEIN BARS
NEW FOR YOU
ANSWERS FOR EVERY BODY.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell, or soliciting an offer to buy, these securities in any jurisdiction where such offer, sale or solicitation is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since such date.

PROSPECTUS SUMMARY

This summary highlights material information regarding the offering contained elsewhere in this prospectus, but may not contain all of the information that may be important to you. As used herein, the “Company,” “we,” “us” and “our” refer to VS Holdings, Inc., which will be renamed “Vitamin Shoppe, Inc.” after the merger of our parent, VS Parent, Inc., into VS Holdings, Inc. prior to the consummation of this offering. References to “VMS” mean vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. You should read this entire prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto before deciding whether to invest in our common stock.

Overview

We are a leading specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. For each of the past five years, we have been the second largest in retail sales and the fastest growing national VMS specialty retailer. We market over 700 different nationally recognized brands as well as our proprietary Vitamin Shoppe, BodyTech and MD Select brands. We believe we offer the greatest variety of products among VMS retailers with approximately 8,000 stock keeping units (“SKUs”) offered in our typical store and an additional 12,000 SKUs available through our websites and other direct sales channels. Our broad product offering enables us to provide our target customers with a selection of products not readily available at other specialty VMS retailers or mass merchants, such as drugstore chains and supermarkets. We target the dedicated, well-informed VMS consumer and differentiate ourselves by providing high quality products at competitive prices in an educational and high-touch customer service environment. We believe our extensive product offerings, together with our well-known brand name and emphasis on product education and customer service, help us bond with our target customer and serve as a foundation for strong customer loyalty.

We sell our products through two business segments: retail and direct. In our retail segment, we have leveraged our successful store economic model by opening a total of 171 new stores from the beginning of fiscal year 2005 through fiscal year 2008. Over the past five years, we have expanded our presence in our existing markets as well as entered new markets such as California, Texas and Hawaii. As of September 25, 2009, we operated 434 stores in 37 states and the District of Columbia, located in high-traffic regional retail centers. In our direct segment, we sell our products directly to consumers through our websites, primarily www.vitaminshoppe.com, and our catalog. Our websites and our catalog complement our in-store experience by extending our retail product offerings and by enabling us to access customers outside our retail markets and those who prefer to shop online.

We have grown our net sales from $436.5 million in fiscal year 2005 to $601.5 million in fiscal year 2008, representing a compound annual growth rate (“CAGR”) of 11.3%. We have achieved positive comparable store sales for 15 consecutive years (prior to which we did not track comparable store sales) and have grown our retail sales from $362.2 million in 2005 to $522.5 million in 2008, representing a CAGR of 13.0%. We believe our industry performs well through economic cycles, including the current economic recession, and we have generated comparable store sales increases of 6.2% in each of 2007 and 2008, and 4.7% and 7.2% for the six months ended June 27, 2009 and June 28, 2008, respectively.

Industry

According to the Nutrition Business Journal (“NBJ”), sales of nutritional supplements in the United States in 2008 were approximately $25.2 billion, representing a 4.9% CAGR between 2001 and 2008. The NBJ forecasts 4.5% average annual growth for U.S. nutritional supplement sales through 2014 driven primarily by consumption by the over-50 demographic, including Baby Boomers (those born between 1946 and 1964), who seek to improve their health and wellness and treat and prevent disease and illness. According to the U.S. Census, the total U.S. population of people 50 and older is expected to increase to 115 million people in 2018 from 94 million people in 2008, representing a CAGR of 2.0%, which is nearly three times the overall population growth rate. The aging Baby Boomer generation comprises a significant and increasing part of the 50 and older population.

According to the NBJ, growth in the U.S. nutritional supplement industry has been led by the specialty supplements and sports nutrition product categories. Based on NBJ data, the specialty supplements product category, which includes condition-specific products, represented 17.9% of the total U.S. nutritional supplement industry in 2008 and grew at a 10.6% CAGR between 2001 and 2008. Based on NBJ forecasts, from 2009 to 2014, the U.S. specialty supplement product category is expected to grow at a 5.9% CAGR, or approximately 38% faster than the overall industry. Also, according to the NBJ, the sports nutrition product category represented 10.8% of the total U.S. nutritional supplement industry in 2008 and grew at a 6.7% CAGR between 2001 and 2008. Based on NBJ forecasts, from 2009 to 2014, the U.S. sports nutrition product category is expected to grow at a 5.5% CAGR, or approximately 29% faster than the overall industry. The specialty supplements and sports nutrition product categories represented 27.4% and 29.0%, respectively, of our fiscal 2008 net sales.

Competitive Strengths

We believe we are well positioned to capitalize on the favorable VMS industry dynamics as a result of the following competitive strengths:

Most Extensive Product Selection, Including a Strong Assortment of Proprietary Brands.    We believe we have the most complete and authoritative merchandise assortment and market the broadest product selection in the VMS industry, with over 20,000 competitively priced SKUs from a combination of over 700 different nationally recognized brands and our proprietary brands. Our typical store carries approximately 8,000 SKUs, including 1,100 SKUs of proprietary brand merchandise. Our proprietary brand merchandise accounted for approximately 25% of our net sales in fiscal 2008, and provides our customers the opportunity to purchase VMS products at a great value while affording us higher gross margins.

Value-Added Customer Service.    We believe we offer the highest degree of customer service in the VMS retail industry, aided by the deep product knowledge of our store associates, whom we refer to as “health enthusiasts.” We staff our stores with highly experienced and knowledgeable associates. We place a strong emphasis on employee training and customer service and view our sales associates as health and wellness information stewards who educate our customers while assisting them with their product selections.

Highly Refined Real Estate Strategy.    We apply demanding criteria to our retail site selection. We locate our stores exclusively in attractive stand-alone locations or endcap (corner) positions in retail centers. We believe that the location and visibility of our real estate is our single most effective and efficient customer acquisition strategy.

Attractive, Loyal Customer Base.    We have a large and growing base of loyal customers who proactively manage their long-term health and wellness through the use of supplements. Our no-fee Healthy Awards Program promotes brand loyalty among our customers and allows our customers to earn points redeemable for future purchases, approximately 70% of which are redeemed annually.

Multi-Channel Retailer.    We are a multi-channel retailer, distributing products through our retail stores, our websites and our catalog, enabling us to access customers outside our retail markets and those who prefer to shop online. This business model affords us multiple touch points with our customers, which allows us to gather data and communicate with them in person, through our call center and via the web.

Experienced Management Team with Proven Track Record.    We have assembled a management team across a broad range of disciplines with extensive experience in building leading national specialty retailers. Richard L. Markee previously served as non-executive Chairman of our board of directors since April 2007, and was appointed as Chairman and Chief Executive Officer on September 9, 2009. He previously served in various executive capacities at Toys “R” Us, including as President of Babies “R” Us from August 2004 to November 2006, and Vice Chairman of Toys “R” Us, Inc. from May 2003 to November 2007. Mr. Markee also served as interim Chief Executive Officer of Toys “R” Us and its subsidiaries from July 2005 to February 2006. Anthony Truesdale joined as our President and Chief Merchandising Officer in April 2006 after serving as Senior Vice President of Merchandising and Supply Chain Management at Petsmart, Inc. Louis H. Weiss joined as our Vice President, Internet and Catalog Business in December 2006, after serving as President of Gaiam Direct, the direct marketing unit of Gaiam Inc. Michael G. Archbold joined as our Executive Vice President, Chief Operating Officer and Chief Financial Officer in April 2007, after serving as Executive Vice President/Chief Financial and Administrative Officer of Saks Fifth Avenue and Executive Vice President/Chief Financial Officer of AutoZone.

For additional information, see the section of this prospectus entitled “Business—Competitive Strengths”.

Growth Strategies

We plan to execute several strategies in the future to promote our revenue growth, capture market share and drive operating income growth, including:

Expand Our Store Base.    We believe we have a highly attractive economic model for our new stores. We plan to continue to expand our store base over the next five years, which we believe will complement the maturation of the 171 stores we have opened since January 1, 2005. Based upon our operating experience and research conducted by The Buxton Company, we are confident that the U.S. VMS market can support over 900 Vitamin Shoppe stores operating under our current format.

Grow Our Loyal Customer Base.    We plan to continue to grow our loyal customer base by enhancing our marketing initiatives and leveraging our direct business.

Continue to Improve Store Productivity.    We plan to generate higher sales productivity through refined merchandising and pricing initiatives.

Continue to Invest in Education and Knowledge of Our Employees.     We believe we provide the most comprehensive training program in the VMS industry and that our sales associates’ ability to provide greater, value-added assistance to our customers helps us deliver a differentiated retail experience.

For additional information, see the section of this prospectus entitled “Business—Growth Strategies”.

Risk Factors

An investment in our common stock is subject to a number of risks and uncertainties. Before investing in our common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus:

•

unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, resulting in decreased sales;

•	our substantial indebtedness could adversely affect our financial health;

•	we may incur material product liability claims, which could increase our costs and adversely affect our reputation, sales and operating income;

•	we may not be able to obtain insurance coverage in the future at current rates or at all; and

•	compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our operating income.

Recent Developments

On September 25, 2009, we entered into a new revolving credit facility, and simultaneously terminated our existing credit facility that was entered into on November 15, 2005. The terms of the credit facility extend through September 2013, with a potential termination in August 2012, based upon certain levels of indebtedness at that time, and allow us to borrow up to $50.0 million subject to the terms of the facility. Similar to our previous credit facility, the availability under the new credit facility is subject to a borrowing base calculated on the value of certain accounts receivable from credit card companies as well as the inventory of Vitamin Shoppe Industries Inc. and VS Direct Inc. The obligations thereunder are secured by a security interest in substantially all of the assets of Holdings, Vitamin Shoppe Industries Inc. and VS Direct Inc. The credit facility provides for affirmative and negative covenants affecting Vitamin Shoppe Industries Inc., VS Holdings, Inc. and VS Direct Inc. The credit facility restricts, among other things, our ability to incur indebtedness, create or permit liens on our assets, declare or pay dividends and certain other restricted payments, consolidate, merge or recapitalize, acquire or sell assets, make certain investments, loans or other advances, enter into transactions with affiliates, change our line of business, and restricts the types of hedging activities we can enter into. The credit facility has a maturity date of September, 2013. The unused available line of credit under the credit facility at September 29, 2009 was $40.5 million. The borrowings under this revolving credit facility accrue interest, at our option at the rate per annum announced from time to time by the agent as its “prime rate,” or at a per annum rate equal to 2.50% above the adjusted Eurodollar rate.

Additionally, under the terms of our interest rate swap, concurrent with the termination of our former credit facility, our interest rate swap was cancelled on September 25, 2009, at cost of $3.1 million.

On September 9, 2009, Richard L. Markee was appointed as our Chief Executive Officer. Mr. Markee has served as a member of our board of directors since September, 2006, and has been non-executive Chairman since April 2007. Mr. Markee previously served as the President of Babies “R” Us from August 2004 to November 2006, and Vice Chairman of Toys “R” Us from May 2003 to November 2007. Mr. Markee also served as interim Chief Executive Officer of Toys “R” Us and its subsidiaries from July 2005 to February 2006. Mr. Markee served as President of Toys “R” Us U.S. from May 2003 to August 2004.

The appointment of Mr. Markee was made in connection with the resignation of Thomas A. Tolworthy as our Chief Executive Officer and as a member of the Board of Directors, which was effective as of September 8, 2009. Mr. Tolworthy’s resignation resulted from discussions with the Company with respect to misrepresentations made by Mr. Tolworthy in connection with his educational history.

Mr. Tolworthy will continue as a Vice President of Corporate Strategy and Business Development and his responsibilities will include assisting us in the areas of real estate, store operations, new product development, new business ventures and other matters as determined by the Chief Executive Officer.

Investment by Irving Place Capital Partners II, L.P.

We were acquired in November 2002 by Irving Place Capital Partners II, L.P. (formerly Bear Stearns Merchant Banking Partners II, L.P.) and its affiliates and other investors. Following this offering and the transactions described below under “Prospectus Summary—Our Corporate Structure,” Irving Place Capital Partners II, L.P. and certain of its affiliates, which we refer to collectively as “IPC,” will own approximately         % of our common stock (approximately         % if the underwriters’ option to purchase additional shares is exercised in full).

Our Corporate Structure

Our current corporate structure is made up as follows: VS Holdings, Inc., the issuer of the common stock offered hereby, owns all of the common stock of Vitamin Shoppe Industries Inc. VS Holdings, Inc. has no operations of its own. All of our operating assets are held by Vitamin Shoppe Industries Inc. and its direct wholly owned subsidiary, VS Direct Inc. VS Holdings, Inc. is a direct wholly owned subsidiary of VS Parent, Inc. Prior to the completion of this offering, VS Parent, Inc. will be merged into VS Holdings, Inc. with VS Holdings, Inc. being the surviving corporation. Upon the merger, the warrants and common stock issued by VS Parent, Inc. will become warrants and common stock of VS Holdings, Inc. and the preferred stock of VS Parent, Inc. will be converted into preferred stock of VS Holdings, Inc. VS Holdings, Inc. will then be renamed “Vitamin Shoppe, Inc.” We refer to these transactions as our “corporate reorganization.” In connection with the offering, approximately              shares of the Series A Preferred Stock will be redeemed from the proceeds of this offering for approximately $            , shortly after our receipt of such proceeds, and the remaining shares of Series A Preferred Stock will then be converted into shares of our common stock. Upon consummation of this offering, the warrants will be automatically exercised for              shares of our common stock.

The net assets of VS Parent, Inc. currently consist of all of the equity interests in VS Holdings, Inc. VS Parent, Inc. has approximately $30,000 of liabilities in the form of accrued expenses.

Corporate and Other Information

Our executive offices are located at 2101 91st Street, North Bergen, New Jersey 07047, and our telephone number is (201) 868-5959. Our principal website address is www.vitaminshoppe.com. Information contained on any of our websites does not constitute part of this prospectus.

The Vitamin Shoppe and BodyTech are some of our registered trademarks. Other brand names or trademarks appearing in this prospectus are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus are without the ® symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensors to these trademarks and tradenames.

Some of the market and industry data and other statistical information used throughout this prospectus are based on independent industry publications including the 2009 Supplement Business Report issue of the NBJ, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above. The industry forecasts and projections are based on industry surveys and management’s experience in the industry, and we cannot give you any assurance that any of the projected results will be achieved.

The Offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares, which the selling stockholders will receive upon the conversion of a portion of our Series A Preferred Stock for shares of our common stock. See “Prospectus Summary—Our Corporate Structure.”

Option to purchase additional securities	shares.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $ , based on an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to redeem $ million of our Series A Preferred Stock, to repurchase $ million of our Second Priority Senior Secured Floating Rate Notes (the “Notes”), for general corporate purposes, which may include the repayment of indebtedness, and to pay the costs, fees and expenses identified in “Use of Proceeds.” We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors	See the section entitled “Risk Factors” beginning on page 9 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

Conflict of Interest	Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of J.P. Morgan Securities Inc. because J.P. Morgan Securities Inc. has an economic interest in approximately 25% of our common stock outstanding as of September 4, 2009. As such, the public offering price per share of our common stock can be no higher than that recommended by a “qualified independent underwriter” meeting certain standards. Barclays Capital Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. See the section of this prospectus entitled “Underwriting—Conflict of Interest”.

Proposed New York Stock Exchange symbol	“VSI.”

Unless the context otherwise requires (such as the presentation of historical financial information), the share information in this prospectus assumes that the merger of VS Parent, Inc. into VS Holdings, Inc. to be completed prior to the consummation of this offering has occurred and assumes an offering price of $             per share, the mid-point of the range set forth on the cover of this prospectus and does not give effect to:

•	the underwriters’ option to purchase additional shares of common stock; and

•	shares of our common stock issuable under the Amended and Restated 2006 Stock Option Plan of VS Parent, Inc. (the “2006 Plan”) as well as outstanding warrants.

See “Prospectus Summary—Our Corporate Structure.”

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table sets forth summary historical and pro forma consolidated financial data for VS Holdings, Inc. as of the dates and for the periods indicated. Our fiscal years end on the last Saturday in December. The statement of operations data for the fifty-two weeks ended December 27, 2008, fifty-two weeks ended December 29, 2007, and the fifty-two weeks ended December 30, 2006, have been derived from our audited consolidated financial statements and notes thereto included in this prospectus. The statement of operations data for the six months ended June 27, 2009, and for the six months ended June 28, 2008, and the balance sheet data as of June 27, 2009, have been derived from our unaudited condensed consolidated financial statements included in this prospectus, which, in our opinion, contain adjustments which are of a normal recurring nature and which we consider necessary to present fairly our financial position and results of operations at such dates and for such periods. Results for the six months ended June 27, 2009, are not necessarily indicative of the results that may be expected for the entire fiscal year.

The pro forma data set forth below gives effect to both our corporate reorganization and this offering as if they had been consummated on December 30, 2007 with respect to the pro forma data for the year ended December 27, 2008 and the six months ended June 27, 2009, and to the pro forma balance sheet data as if consummated on June 27, 2009. The adjustments include (i) a reduction of interest expense due to the redemption of a portion of our Notes (ii) a proportionate decrease in deferred financing fee amortization and (iii) related tax effects. For further information regarding these adjustments, see “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

The summary historical and pro forma consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Use of Proceeds” and our financial statements and notes thereto included in this prospectus.

	Pro Forma				Historical
	Six Months Ended June 27, 2009		Year Ended December 27, 2008		Six Months Ended		Year Ended
					June 27, 2009	June 28, 2008	December 27, 2008	December 29, 2007	December 30, 2006
	(data presented in thousands, except for the number of stores, shares and per share data)
Statement of Operations Data:
Net sales	$		$		$343,698	$307,091	$601,540	$537,872	$486,026
Cost of goods sold					230,924	206,791	405,659	360,346	326,523

Gross profit					112,774	100,300	195,881	177,526	159,503
Selling, general and administrative expenses					87,929	80,328	160,140	144,833	130,002

Income from operations.					24,845	19,972	35,741	32,693	29,501
Extinguishment of debt and other (1)		—		—	—	—	—	—	(366)
Interest income					(2)	(22)	(62)	(234)	(350)
Interest expense					9,841	10,789	21,253	22,340	22,161

Interest expense, net					9,839	10,767	21,191	22,106	21,811

Income before provision for income taxes					15,006	9,205	14,550	10,587	8,056
Provision for income taxes					6,238	3,589	6,341	3,792	3,242

Net income .	$		$		$8,768	$5,616	$8,209	$6,795	$4,814
Preferred stock dividends in arrears		—		—	—	—	—	—	4,123

Net income applicable to common stockholders	$		$		$8,768	$5,616	$8,209	$6,795	$691

Pro forma weighted average shares outstanding
Basic
Diluted
Pro forma net income per share
Basic	$		$
Diluted	$		$

Other Operating Data:
Average net sales for comparable store					$773	$783	$1,485	$1,469	$1,417
Comparable store sales growth (2)					4.7%	7.2%	6.2%	6.2%	6.6%

(1)    Extinguishment of debt and other for the fiscal year ended December 30, 2006 of $0.4 million relates to gains recognized on our interest rate swap that we entered into in fiscal 2005, prior to qualification for hedge accounting.

(2)    A store is included in comparable store sales after 410 days of operation.

Balance Sheet Data:
	As of June 27, 2009
	Actual		Pro Forma
Working capital		$59,861	$
Total assets		459,099
Total debt		177,753
Stockholders’ equity		179,147

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock.

Risks Relating to Our Business and Industry

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, resulting in decreased sales.

We are highly dependent upon consumer perception regarding the safety and quality of our products, as well as similar products distributed by other companies. Consumer perception of products can be significantly influenced by adverse publicity in the form of published scientific research, national media attention or other publicity, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or questions the benefits of our or similar products or that claims that any such products are ineffective. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. Such research or publicity could have a material adverse effect on our ability to generate sales. For example, sales of some of our products, such as those containing ephedra, were initially strong, but decreased as a result of negative publicity and an ultimate ban by the Food and Drug Administration (“FDA”). As a result of the above factors, the results of our operations may fluctuate significantly from quarter-to-quarter and year-to-year.

Our substantial indebtedness could adversely affect our financial health.

As of June 27, 2009, after giving effect to our corporate reorganization, this offering and the use of proceeds therefrom, we would have had $173.5 million of outstanding indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to general adverse economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Additionally, despite our current indebtedness levels, the agreements governing our outstanding debt upon consummation of the offering would allow us to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, sales and operating income.

As a retailer and direct marketer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury or include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. Most of our products are vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. While we attempt to manage these risks by obtaining indemnification agreements and insurance, our insurance policies may not be sufficient or available and/or third parties may not satisfy their commitments to us. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our financial performance. See “Business—Legal Proceedings.”

We may not be able to obtain insurance coverage in the future at current rates or at all.

Our current insurance program is consistent with both our past level of coverage and our risk management policies. While we believe we will be able to obtain product liability insurance in the future, there is no assurance that we will be able to do so and because of increased selectivity by insurance providers we may only be able to obtain such insurance at increased rates and/or with reduced coverage levels which could reduce our income from operations and increase our financial exposure to material litigation.

Compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our operating income.

The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, Federal Trade Commission (“FTC”), the Department of Agriculture (“DOA”) and the Environmental Protection Agency (“EPA”). These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost sales and increased costs to us. The FDA may not accept the evidence of safety for any new ingredients that we may want to market, may determine that a particular product or product ingredient presents an unacceptable health risk, may determine that a particular statement of nutritional support on our products, or that we want to use on our products, is an unacceptable drug claim or an unauthorized version of a food “health claim,” or the FDA or the FTC may determine that particular claims are not adequately supported by available scientific evidence. Any such regulatory determination would prevent us from marketing particular products or using certain statements on our products which could adversely affect our sales of those products. The FDA also could require us to remove a particular product from the market. For example, in April 2004, the FDA banned the sale of products containing ephedra. We stopped selling ephedra-based products in June 2003. Sales of products containing ephedra amounted to approximately $10.9 million, or 4% of our net sales, in 2002. Any recall or removal of products we sell could result in additional costs to us and the loss of future sales from any products that we are required to remove from the market. Any such product recalls or removals could also lead to liability and substantial costs and may subject us to substantial monetary penalties. Delayed product introduction, product recalls or similar issues as a result of governmental regulation may arise from time to time, which may have a material adverse effect on our sales and operating results.

In addition, from time to time, Congress, the FDA, the FTC or other federal, state, local or foreign legislative and regulatory authorities may impose additional laws or regulations that apply to us, repeal laws or regulations that we consider favorable to us or impose more stringent interpretations of current laws or regulations. Such developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. Any such developments could increase our costs significantly and could have a material adverse effect on our business, financial condition and results of operations. For example, in 2006 Congress enacted the Dietary Supplement and Nonprescription Drug Consumer Protection Act, which creates requirements related to the reporting of serious adverse events. Other legislation has been introduced in Congress to, among other things, impose substantial new regulatory requirements for dietary supplements, including post-market surveillance requirements, FDA market reviews of dietary supplement ingredients, safety testing and records inspection. If enacted, new legislation could raise our costs and negatively impact our business. In addition, in June 2007 the FDA adopted final regulations setting forth the Good Manufacturing Practices (“GMP”) in manufacturing, packing or holding dietary ingredients or dietary supplements which apply to the products we distribute and which are enforced by the FDA through its facilities inspection program. These regulations require dietary supplements to be prepared, packaged, and held in compliance with strict rules, and require quality control provisions similar to the GMP regulations for drugs. We or our third-party manufacturers have incurred and continue to incur additional expenses in complying with the new rules. A failure to comply with these regulations by us or our third party manufacturers may result in fines and civil penalties, suspension of operations and/or increased costs or delays in obtaining raw materials and third-party products.

We rely on contract manufacturers to produce all of the proprietary branded products we sell. Disruptions in our contract manufacturers’ systems, losses of manufacturing certifications or actions by these manufacturers could adversely affect our sales, reputation and customer relationships and/or lead to an increase in our proprietary product cost.

Our contract manufacturers produce 100% of our proprietary branded products. Any significant disruption in those operations for any reason, such as regulatory requirements and loss of certifications, power interruptions, fires, hurricanes, war or threats of terrorism could adversely affect our sales and customer relationships and/or lead to an increase in our proprietary product cost. Additionally, we do not have complete oversight over our third-party contract manufacturers and they may take actions or fail to comply with applicable laws and regulations that may ultimately impact our sales, reputation and/or results of operations.

Increase in the price and shortage of supply of key raw materials could adversely affect our business.

Our products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, it could result in a significant increase to us in the prices our contract manufacturers and third-party manufacturers charge us for our Vitamin Shoppe and BodyTech branded products and third-party products. Raw material prices may increase in the future and we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. We purchased approximately 7% of our total merchandise from Nature’s Value during the fiscal year ended December 27, 2008 (“Fiscal 2008”), one of the suppliers of our Vitamin Shoppe and BodyTech branded products. Events such as the threat of terrorist attacks or war, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products, may have an adverse impact on our suppliers ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales.

We rely on a single warehouse and distribution facility to distribute all of the products we sell. Disruptions to our warehouse and distribution facility or an increase in fuel costs could adversely affect our business.

Our warehouse and distribution operations are concentrated in a single location adjacent to our corporate headquarters in New Jersey. Any significant disruption in our distribution center operations for any reason, such as a flood, fire or hurricane, could adversely affect our product distribution and sales. Additionally, increasing fuel costs may adversely affect our results of operations, as the costs of our sales may increase as we incur fuel costs in connection with the transportation of goods from our warehouse and distribution facility to our stores.

Our new store base, or any stores opened in the future, may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all. In addition, our growth strategy includes the addition of a significant number of new stores each year. We may not be able to successfully implement this strategy on a timely basis or at all, and our business could be adversely affected if it is unable to successfully negotiate favorable lease terms.

Since the beginning of 2005, we have aggressively pursued new store growth by opening 171 new stores through Fiscal 2008 in existing and new markets. Historically, our new stores have reached sales that are consistent with our mature stores over the course of a four year period. New stores opened since the beginning of 2005, or any new stores to be opened in the future, may not achieve sales and operating levels consistent with our mature store base in this time frame or at all. The failure of our new store base to achieve sales and operating levels consistent with our mature store base on a timely basis will have an adverse effect on our financial condition and operating results. As of September 25, 2009, we leased 434 stores along with our corporate headquarters and distribution facility. The store leases are generally for a term of ten years and we have options to extend most leases for a minimum of five years. Our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate profitable lease and renewal terms.

In addition, our growth continues to depend, in part, on our ability to open and operate new stores successfully. The success of this strategy depends upon, among other things, the identification of suitable sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. Our proposed expansion will also place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. Further, our new store openings may result in reduced net sales volumes in the direct channel, as well as in our existing stores in those markets. We expect to fund our expansion through cash flow from operations and, if necessary, by borrowings under our $50.0 million revolving credit facility entered into by Vitamin Shoppe Industries Inc. on September 25, 2009 (the “2009 revolving credit facility”). If we experience a decline in performance, we may slow or discontinue store openings. If we fail to successfully implement these strategies, our financial condition and operating results may be adversely affected.

If we fail to protect our brand name, competitors may adopt tradenames that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, because of the differences in foreign trademark laws concerning proprietary rights, our trademarks may not receive the same degree of protection in foreign countries as they do in the United States. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our past and future marketing efforts, and could cause customer confusion, which could, in turn, adversely affect our sales and profitability. Moreover, we may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling or using some aspect of our products.

Our ability to continue to access credit on the terms previously obtained for the funding of our operations and capital projects may be limited due to the deterioration of the credit markets.

The credit markets and the financial services industry continue to experience a period of significant disruption characterized by the bankruptcy, failure, collapse or sale of various financial institutions, increased volatility in securities prices, severely diminished liquidity and credit availability and a significant level of intervention from the United States and other governments. Continued concerns about the systemic impact of potential long-term or widespread recession, energy costs, geopolitical issues, the availability and cost of credit, the global commercial and residential real estate markets and related mortgage markets and reduced consumer confidence have contributed to increased market volatility and diminished expectations for most developed and emerging economies. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads.

Due to current economic conditions, we cannot be certain that funding for our capital and operating needs on a long term basis will be available from our existing financial institutions and the credit markets if needed, and if available, to the extent required, and on acceptable terms. Our 2009 revolving credit facility matures in September 2013, which we feel should cover our foreseeable liquidity needs. However, if we cannot obtain sufficient funding when needed, or on acceptable terms, we may be unable to continue our current rate of growth and store expansion, which may have an adverse effect on our revenues and results of operations.

Risks Relating to the Shares and this Offering

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, our amended and restated certificate of incorporation will authorize us to issue              shares of common stock and we will have              shares of common stock outstanding. Of these outstanding shares, the              shares of common stock sold in this offering will be freely tradeable, without restriction, in the public market. The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) which will be freely tradeable subject to applicable holding period, volume and other limitations under Rule 144 or Rule 701 of the Securities Act. As of September 4, 2009, there were a total of 1,961,794 options outstanding, of which 1,468,068 were vested and 84,247 were available for grant under the 2006 Plan. We also had warrants outstanding to purchase 567,163 shares of VS Parent, Inc. common stock. Upon completion of this offering,                  shares of these restricted securities will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for 180 days after the date of this prospectus. These lock-up agreements are subject to a number of exceptions and holders may be released from these agreements without prior notice at the discretion of underwriters. See “Shares Eligible for Future Sale.” Some of our stockholders are entitled, subject to limited exceptions, to demand registration rights with respect to the registration of shares under the Securities Act. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated              million shares of common stock will be entitled to demand registration rights upon completion of this offering.

The shares you purchase in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the tangible book value per share of our outstanding common stock. Assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus, purchasers of our common stock will incur dilution of $             per share in the net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation.

A trading market may not develop for our common stock, and you may not be able to sell your stock.

There has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations among representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time they would like to sell.

Approximately              % of our voting power will be controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

Upon completion of this offering, affiliates of IPC will hold approximately             % of our voting power. As a result of this ownership, as well as the fact that a representative of IPC is expected to continue to serve as chairman of our board of directors following the offering, IPC will have significant influence in the consideration of all matters requiring the approval of our stockholders and/or our board of directors. This influence may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares.

Our amended and restated certificate of incorporation will provide that IPC and its affiliates are not required to offer corporate opportunities of which they become aware to us and could therefore offer such opportunities instead to other companies including portfolio companies of IPC. In addition, until IPC ceases to beneficially own at least 33 1/3% of our common stock, the prior consent of IPC will be required for certain actions, including, but not limited to, (i) mergers, (ii) certain sales or acquisitions not in the ordinary course of business, (iii) changes in our authorized, or issuance of, capital stock, (iv) adoptions of incentive plans, (v) our dissolution, (vi) amendments of our certificate of incorporation and bylaws, (vii) the declaration of dividends, and (viii) changes in the number of directors on our board or changes to board committees. These restrictions could prevent us from pursuing transactions or relationships that would otherwise be in the best interests of our stockholders. These restrictions could also limit stockholder value by preventing a change of control that you might consider favorable.

Because IPC will own more than 50% of our common stock after this offering, we are considered a “controlled company” for the purposes of the New York Stock Exchange (“NYSE”) listing requirements. As such, we are permitted to, and have opted out of, the NYSE corporate governance requirements that our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. As a result, our board of directors and those committees may have more directors who do not meet the NYSE independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors.

We do not currently intend to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

Since our acquisition by IPC in 2002, other than the dividend paid to VS Parent, Inc. of approximately $561,000 in 2008, we have not declared or paid any cash dividends on our common stock and we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our senior credit facilities may limit our ability to declare and pay cash dividends on our common stock. For more information, see “Dividend Policy.” As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock after this offering might never exceed the price that you pay for our common stock in this offering.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

As an independent public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the NYSE, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will increase our legal and financial compliance costs and place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems.

In particular, as a public company, our management will be required to continue to conduct an annual evaluation of our internal control over financial reporting and include a report of management on our internal control over financial reporting in our Annual Report on Form 10-K for our fiscal year ending December 26, 2009 (“Fiscal 2009”). In addition, we will be required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting. Under current rules, we will be subject to this requirement beginning with our Annual Report on Form 10-K for Fiscal 2009. If we are unable to conclude that we have effective internal control over financial reporting or, if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Certain provisions of our corporate governing documents and Delaware law could discourage, delay, or prevent a merger or acquisition at a premium price.

Certain provisions of our organizational documents and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of our company, or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our certificate of incorporation and by-laws will, upon completion of this offering, permit us to issue, without any further vote or action by the stockholders, up to                  shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualifications, limitations, or restrictions of the shares of the series. See “Description of Capital Stock—Antitakeover Effects of Provisions of the Certificate of Incorporation and Bylaws” and “—Antitakeover Legislation.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that do not directly or exclusively relate to historical facts. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. The words “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could,” often identify forward-looking statements. Such forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, any of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following uncertainties and factors, among others (including those set forth under “Risk Factors”), could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements:

•	unfavorable publicity or consumer perception of our products;

•	the impact of our substantial indebtedness on our financial health;

•	our continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against us, including product liability claims;

•	our ability to obtain insurance coverage at current rates or at all;

•	compliance with government regulations;

•	our ability to maintain and to enter into key purchasing, supply and outsourcing relationships;

•	changes in our raw material costs;

•	increases in fuel prices;

•	disruptions to our warehouse and distribution facility;

•	the ability of our new store base to achieve sales and operating levels consistent with our mature store base;

•	pricing of our products;

•	the maturation of our stores opened since 2005;

•	our ability to protect our brand name;

•	our ability to renew our current leases and enter into new leases on terms acceptable to us;

•	the successful implementation of other strategic initiatives, including, without limitation, opening new stores and improving the functionality of our websites; and

•	our ability to continue to access credit on terms previously obtained for the funding of our operations and capital projects.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $             million from the sale of              shares of common stock in this offering, assuming an initial public offering price of $             per share (the midpoint of the range on the cover of this prospectus) and after deducting estimated underwriting discounts of $             and estimated expenses of the offering payable by us of $            . A $1.00 increase (decrease) in the assumed initial offering price of $             per share would increase (decrease) the net proceeds of this offering by $             million, assuming the sale of              million shares of our common stock and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares from the selling stockholders.

We intend to use the net proceeds of approximately $             million from this offering for:

•	the repurchase of approximately $ million in aggregate principal amount of our Notes and the payment of approximately $ million of related premiums, fees and expenses;

•

the redemption of approximately              shares of Series A Preferred Stock, which we will have outstanding immediately after the corporate reorganization, including accumulated and undeclared dividends,             % of which is held by IPC, and             % of which is held by its co-investors; and

•	the payment of transaction related expenses of approximately $ million, which includes a management services agreement fee of approximately $ million to be paid to IPC.

Any excess proceeds remaining after the uses listed above will be used for general corporate purposes, which may include the repayment of indebtedness.

As of September 25, 2009, the interest rate on our Second Priority Senior Secured Floating Rate Notes was 7.94%, and the interest rate on our 2009 revolving credit facility which matures in 2013 was 2.78%.

Affiliates of certain of the underwriters are holders of the Series A Preferred Stock and lenders under our 2009 revolving credit facility and therefore may receive a portion of the net proceeds of this offering. See the section entitled “Underwriting.”

DIVIDEND POLICY

Except for a one-time cash dividend in 2008 of approximately $561,000, we have not declared or paid any cash dividends on our common stock since the acquisition of our company by IPC in November 2002. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay cash dividends on our common stock is limited by the covenants of our credit facilities and may be further restricted by the terms of any of our future debt or preferred securities.

HOLDERS OF COMMON EQUITY

We have only one authorized class of common equity, which is our common stock. As of September 25, 2009, VS Parent, Inc. was our sole stockholder.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization on a historical basis, pro forma basis reflecting the merger of VS Parent, Inc. into VS Holdings, Inc. as of June 27, 2009, and on a pro forma basis to give effect to the Merger, this offering and use of proceeds therefrom (assuming an initial public offering price of $            , the midpoint of the price range set forth on the cover of this prospectus).

See “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data” and “Use of Proceeds.” For further discussion regarding the capital structure of VS Parent, Inc. and for a discussion of the formation of VS Parent, see Note 2 to our consolidated financial statements contained elsewhere in this prospectus.

The table below should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 27, 2009
	Actual	Pro forma after giving effect to the Merger	Pro forma (1)(2)
	(dollars in thousands, except par value)
Cash and cash equivalents	$2,107	$2,107	$

Obligations under capital lease, net of current portion of $1,353	$2,900	$2,900
Second Priority Senior Secured Floating Rate Notes	165,000	165,000

Total long-term debt (3)	167,900	167,900

Preferred stock: $0.01 par value; 78,868 shares of preferred stock issued and outstanding on June 27, 2009 ( shares authorized and no shares of preferred stock issued and outstanding upon completion of this offering)		1
Common stock: $0.001 par value; 7,617,000 shares of common stock issued and outstanding on June 27, 2009 ( shares authorized and shares of common stock issued and outstanding upon completion of this offering)		76
Additional paid-in-capital	160,825	154,917
Warrants (4)		5,666
Accumulated other comprehensive income	(2,034)	(2,034)
Retained earnings	20,356	20,161

Total stockholders’ equity	179,147	178,787

Total capitalization	$347,047	$346,687	$

(1)	A $1.00 increase (decrease) in the assumed initial offering price of $ per share would increase (decrease) pro forma cash and cash equivalents by $ million, assuming the sale of million shares of our common stock and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Adjustments reflect the repurchase of a portion of the Notes, the impact of the payment of a premium on the aforementioned Notes repurchase, a one-time payment for a management services agreement fee, a write-off of the unamortized portion of the deferred financing fees related to the portion of the Notes repurchased, the redemption of a portion of our Series A Preferred Stock, estimated fees associated with the offering, and the conversion to common stock of the remaining balance of preferred shares and conversion of the warrants.
(3)	Total long-term debt excludes debt outstanding under our Revolving Credit Facility of $8.5 million, which is classified as a current liability on our consolidated balance sheet.
(4)	Represents 567,163 warrants, valued at $10 per warrant, which convert to shares of common stock upon consummation of the offering.

DILUTION

Our net tangible book value as of June 27, 2009, was approximately $             million or $             per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. After giving effect to the sale of the                      shares of common stock offered by us at an assumed initial public offering price of $             per share, and after deducting underwriting discounts and estimated offering expenses, the as adjusted net tangible book value at June 27, 2009, would have been approximately $             million or approximately $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share	$

Net tangible book value per share at June 27, 2009
Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

The table above excludes, as of June 27, 2009, 1,947,094 shares of common stock issuable upon (i) exercise of outstanding stock options under the 2006 Plan and (ii) our outstanding warrants. To the extent options and warrants are exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial offering price of $             per share would affect our as adjusted net tangible book value by $             million, the net tangible book value per share after this offering by $             per share, and the dilution per common share to new investors is adjusted by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us.

If all stock options and warrants with exercise prices less than the initial public offering price are exercised, the as adjusted net tangible book value per share would be $             per common share and the dilution to new investors purchasing our common stock in this offering would be $             per common share.

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the as adjusted net tangible book value per share would be $             per common share and the dilution to new investors purchasing our common stock in this offering would be $             per common share.

The following table sets forth on an as adjusted basis as of June 27, 2009, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $             per share.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%

Total		100%			$100%		$

A $1.00 increase (decrease) in the assumed initial offering price of $             per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $             per share,

respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same, and after deducting the commissions and discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase              additional shares of our common stock from us in this offering, the number of shares held by new investors will increase to              million shares of our common stock, or             % of the total number of shares of our common stock outstanding after this offering.

If all stock options and warrants with exercise prices less than the initial public offering price are exercised, the number of shares held by existing stockholders will increase to              shares of our common stock, or             % of the total number of shares of our common stock outstanding after this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

You should read the pro forma condensed consolidated financial statements presented below in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

The pro forma condensed consolidated statements of operations for the year ended December 27, 2008 and for the six months ended June 27, 2009, and the pro forma condensed consolidated balance sheet as of June 27, 2009, are unaudited and have been derived from our historical consolidated financial statements as adjusted to give effect to:

•

the merger of VS Parent, Inc. with and into VS Holdings, Inc. (including the redemption of the officer’s note), as described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements; and

•	this offering, including the use of proceeds therefrom;

as if they had occurred on December 30, 2007, with respect to the pro forma condensed consolidated statements of operations, and as of June 27, 2009, with respect to the pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only, do not purport to represent what our results of operations or financial condition actually would have been had the relevant transactions been consummated on the dates indicated and are not necessarily indicative of our results of operations for any future period or our financial condition as of any future date. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which you should read in conjunction with these unaudited pro forma condensed consolidated financial statements. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma impact of the above-mentioned transactions in the unaudited pro forma condensed consolidated financial statements. The pro forma statements of operations do not adjust for the following:

•	the compensation expense associated with equity awards that will vest upon consummation of this offering. We estimate that this compensation expense will be approximately $0.6 million;

•	the write-off of the unamortized portion of deferred financing fees, of approximately $ million, related to the redemption of a portion of our Notes;

•	the premium on extinguishment of debt related to the redemption of a portion of our Notes of approximately $ million; and

•	the termination of the management fee agreement which we expect to be approximately $0.8 million.

•	the write-off of a portion of interest rate swap in connection with the redemption of a portion of our notes.

The unaudited pro forma adjustments and the offering adjustments are based on available information and certain assumptions that we believe are reasonable and are described below in the accompanying notes. The unaudited information was prepared on a basis consistent with that used in preparing our consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for such periods.

The unaudited pro forma consolidated condensed statement of operations should not be considered indicative of actual results that would have been achieved had the transactions been consummated on the dates indicated. Also, the unaudited pro forma condensed consolidated financial statements should not be viewed as indicative of our financial condition or results of operations as of any future dates or for any future period.

VS HOLDINGS, INC. AND SUBSIDIARY

PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

JUNE 27, 2009

(In thousands, except share data)

(Unaudited)

	VS Holdings, Inc.	Adjustments For VS Parent, Inc.	Eliminations		Pro Forma After giving effect to the Merger		Adjustments for the Offering		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$2,107	$—	$—		$2,107			g)	$
Inventories	103,443	—	—		103,443
Prepaid expenses and other current assets	11,658	—	—		11,658
Deferred income taxes	2,998	—	—		2,998

Total current assets	120,206	—	—		120,206
Property and equipment, net	85,331	—	—		85,331
Goodwill	177,248	—	—		177,248
Other intangibles, net	70,721	—	—		70,721
Other assets:
Deferred financing fees, net of accumulated amortization	3,512	—	—		3,512			f)
Investment in Subsidiary	—	180,096	(180,096	)a)	—
Other long-term assets	2,081	—	(330	)a)	1,751

Total other assets	5,593	180,096	(180,426)		5,263

Total assets	$459,099	$180,096	$(180,426)		$458,769		$		$

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligation	$1,353	$—	$—		$1,353		$		$
Revolving credit facility	8,500	—	—		8,500
Accounts payable	23,577	—	—		23,577
Deferred sales	7,807	—	—		7,807
Accrued salaries and related expenses	5,213	—	—		5,213
Accrued interest	2,045	—	—		2,045
Other accrued expenses	11,850	30	—		11,880

Total current liabilities	60,345	30	—		60,375
Long-term debt	165,000	—	—		165,000
Capital lease obligation, net of current portion	2,900	—	—		2,900
Deferred income taxes	20,657	—	—		20,657
Other long-term liabilities	7,972	330	(330	)a)	7,972
Deferred rent	23,078	—	—		23,078
Commitments and contingencies
Stockholders’ equity:
Preferred stock $0.01 par value; 500,000 shares authorized; 79,502 Series A shares issued and outstanding at June 27, 2009 (aggregate liquidation preference $132,964)	—	1	—		1	e)		g)
Common stock, $0.01 par value; 7,617,000 shares authorized, 7,617,000 shares issued and outstanding at June 27, 2009	—	76	—		76			g)
Warrants	—	5,666	—		5,666			g)
Note receivable due from officer including accrued interest of $329		(1,829)	1,829	b)	—
Additional paid-in capital	160,825	151,224	(157,132	)c)	154,917			h)
Accumulated other comprehensive loss	(2,034)	—	—		(2,034)
Retained earnings	20,356	24,598	(24,793	)d)	20,161			i)

Total stockholders’ equity	179,147	179,736	(180,096)		178,787

Total liabilities and stockholders’ equity	$459,099	$180,096	$(180,426)		$458,769		$		$

a)	Represents elimination of intercompany payables and receivables and investment in subsidiary.
b)	Represents extinguishment of the officer’s note along with accrued interest.
c)	Represents the elimination of VS Parent’s additional paid-in capital along with the elimination of the impact of the transfer of common stock, warrants, and preferred shares from VS Holdings to VS Parent which arose during the formation of VS Parent.
d)	Represents the elimination of VS Parent retained earnings derived from equity in earnings of VS Holdings.
e)	Represents 78,868 total preferred stock shares outstanding subsequent to the merger at June 27, 2009. Subsequent to the completion of the offering, there are no shares of preferred stock outstanding.
f)	Represents the write-off of a portion of deferred financing fees in connection with the redemption of the Notes.
g)	Represents the conversion of preferred stock and warrants to common shares (or cash) upon consummation of the offering.
h)	Represents impact of the consummation of offering which includes conversion of warrants to common stock as well as the portion of preferred shares that will convert to common stock.
i)	Represents impact of pro forma items discussed on page 22.

VS HOLDINGS, INC. AND SUBSIDIARY

PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 27, 2009

(in thousands except shares and per share data)

(Unaudited)

	VS Holdings, Inc.	VS Parent, Inc.			Eliminations	Pro Forma After giving effect to the Merger	Adjustments for the Offering		Pro Forma
Net sales	$343,698	$				$343,698
Cost of goods sold	230,924					230,924			$

Gross profit	112,774					112,774
Selling, general and administrative expenses (a)	87,113		12	a)		87,125
Related party expenses	816					816

Income from operations	24,845		(12)			24,833
Interest income	(2)		(27	) b)		(29)
Interest expense	9,841					9,841		d)

Income before provision for income taxes	15,006		15			15,021
Provision for income taxes	6,238		—			6,238		e)

Income before equity in net earnings of subsidiary	8,768		15			8,783
Equity in net earnings of subsidiary	—		8,768		(8,768)	—

Net income	8,768		8,783		(8,768)	8,783
Preferred stock dividends in arrears	—		5,205	c)		5,205		f)

Net income applicable to common shareholders	$8,768		$3,578			$3,578			$

Pro Forma weighted average shares outstanding
Basic			7,541,503	g)		7,541,503
Diluted			8,343,962	g)		8,343,962
Pro Forma net income per share
Basic						$0.47
Diluted						$0.43

a)	Represents general operating expenses of VS Parent.
b)	Represents interest income accrued on the note from officer.
c)	Represents dividends accrued on VS Parent preferred shares for the period.
d)	Represents a reduction in interest due to the portion of the Notes repurchased.
e)	Represents the income tax impact due to the decrease in interest expense.
f)	Represents the elimination of preferred stock dividends due to the redemption of all preferred shares upon consummation of the offering.
g)	Represents the 7,617,000 basic weighted average common shares and 8,419,459 diluted common shares and common share equivalents outstanding of VS Parent Inc., for the six months ended June 27, 2009, less 75,497 common shares retired in connection with the extinguishment of the note receivable due from officer.

VS HOLDINGS, INC. AND SUBSIDIARY

PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 27, 2008

(in thousands except shares and per share data)

(Unaudited)

	VS Holdings, Inc.	VS Parent, Inc.			Eliminations	Pro Forma After giving effect to the Merger	Adjustments for the Offering		Pro Forma
Net sales	$601,540	$				$601,540			$
Cost of goods sold	405,659					405,659

Gross profit	195,881					195,881
Selling, general and administrative expenses	158,617		95	a)		158,712
Related party expenses	1,523					1,523

Income from operations	35,741		(95)			35,646
Interest income	(62)		(53	) b)		(115)
Interest expense	21,253					21,253		d)

Income before provision for income taxes	14,550		(42)			14,508
Provision for income taxes	6,341		—			6,341		e)

Income before equity in net earnings of subsidiary	8,209		(42)			8,167
Equity in net earnings of subsidiary	—		8,209		(8,209)

Net income	8,209		8,167		(8,209)	8,167
Preferred stock dividends in arrears	—		9,279	c)		9,279		f)		—

Net (loss) income applicable to common shareholders	$8,209		$(1,112)			$(1,112)			$

Pro Forma weighted average shares outstanding
Basic			7,541,503	g)		7,541,503
Diluted			7,541,503	g)		7,541,503
Pro Forma net income per share
Basic						$(0.15)
Diluted						$(0.15)

a)	Represents general operating expenses of VS Parent.
b)	Represents interest income accrued on the note from officer.
c)	Represents dividends accrued on VS Parent preferred shares for the period.
d)	Represents a reduction in interest due to the portion of the Notes repurchased.
e)	Represents the income tax impact due to the decrease in interest expense.
f)	Represents the elimination of preferred stock dividends due to the redemption of all preferred shares upon consummation of the offering.
g)	Represents the 7,617,000 basic weighted average and diluted common shares and common share equivalents outstanding of VS Parent Inc., for the year ended December 27, 2008, less 75,497 common shares retired in connection with the extinguishment of the note receivable due from officer.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Our fiscal years end on the last Saturday in December and are designated by the calendar year in which the fiscal year ends. As used herein, the term “Fiscal” with respect to any year refers to the 52-week period ending in the last Saturday in December of such year, except for “Fiscal 2005,” which refers to the 53-week period ended December 31, 2005. Results for the periods presented represent the results of VS Holdings, Inc. and its subsidiary.

The following table sets forth selected historical consolidated financial information for the Company for the periods presented. The statement of operations data for Fiscal 2008, 2007 and 2006 and the balance sheet data as of Fiscal 2008 and 2007 have been derived from the audited financial statements included in this prospectus. The balance sheet data as of Fiscal 2006, 2005 and 2004, and the statements of operations data for Fiscal 2005 and 2004, have been derived from our audited consolidated financial statements which are not included in this prospectus. The statements of operations data for the six months ended June 27, 2009 and for the six months ended June 28, 2008, and the balance sheet data as of June 27, 2009 have been derived from our unaudited condensed consolidated financial statements included in this prospectus, which, in our opinion, contain adjustments which are of a normal recurring nature, which we consider necessary to present fairly our financial position and results of operations at such dates and for such periods. The balance sheet data as of June 28, 2008 has been derived from our unaudited condensed consolidated financial statements which are not included in this prospectus. Results for the six months ended June 27, 2009 are not necessarily indicative of the results that may be expected for the entire fiscal year.

The selected historical consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus.

	Six Months Ended		Year Ended
	June 27, 2009	June 28, 2008	December 27, 2008	December 29, 2007	December 30, 2006	December 31, 2005	December 25, 2004
	(data presented in thousands, except for the number of stores, shares and per share data)
Statement of Operations Data:
Net sales	$343,698	$307,091	$601,540	$537,872	$486,026	$436,463	$387,357
Cost of goods sold	230,924	206,791	405,659	360,346	326,523	290,243	258,223

Gross profit	112,774	100,300	195,881	177,526	159,503	146,220	129,134
Selling, general and administrative expenses	87,929	80,328	160,140	144,833	130,002	128,313	113,758

Income from operations	24,845	19,972	35,741	32,693	29,501	17,907	15,376
Extinguishment of debt and other (1)	—	—	—	—	(366)	11,573	—
Interest income	(2)	(22)	(62)	(234)	(350)	(209)	(190)
Interest expense	9,841	10,789	21,253	22,340	22,161	19,595	16,538

Interest expense, net	9,839	10,767	21,191	22,106	21,811	19,386	16,348

Income (loss) before provision (benefit) for income taxes	15,006	9,205	14,550	10,587	8,056	(13,052)	(972)
Provision (benefit) for income taxes	6,238	3,589	6,341	3,792	3,242	(5,063)	(361)

Income (loss) before cumulative effect of accounting change	8,768	5,616	8,209	6,795	4,814	(7,989)	(611)
Cumulative effect of accounting change (2)	—	—	—	—	—	2,280	—

Net income (loss)	$8,768	$5,616	$8,209	$6,795	$4,814	$(5,709)	$(611)

	Six Months Ended		Year Ended
	June 27, 2009	June 28, 2008	December 27, 2008	December 29, 2007	December 30, 2006	December 31, 2005	December 25, 2004
	(data presented in thousands, except for the number of stores, shares and per share data)
Preferred stock dividends in arrears	$—	$—	$—	$—	$4,123	$7,771	$7,180

Net income (loss) applicable to common stockholders	$8,768	$5,616	$8,209	$6,795	$691	$(13,480)	$(7,791)

Weighted average shares outstanding (3)
Basic	100	100	100	100	100	100	100
Diluted	100	100	100	100	104	100	100
Net income (loss) per share
Basic	$87,680	$56,160	$82,090	$67,950	$6,910	$(134,800)	$(77,910)
Diluted	$87,680	$56,160	$82,090	$67,950	$6,644	$(134,800)	$(77,910)

Cash dividends paid per share	$—	$—	$5,610	$—	$—	$—	$—

Operating Data:
Average net sales per comparable store	$773	$783	$1,485	$1,469	$1,417	$1,365	$1,472
Comparable store sales growth (4)	4.7%	7.2%	6.2%	6.2%	6.6%	0.1%	1.8%

Balance Sheet Data (as of the end of period dated above):
Working capital	$59,861	$54,820	$52,347	$51,227	$38,286	$28,268	$27,281
Total assets	459,099	436,239	463,690	428,283	411,620	408,601	390,460
Total debt	177,753	177,494	186,382	165,000	171,500	177,127	159,336
Stockholders’ equity	179,147	166,260	168,530	159,794	153,506	147,855	153,349

(1)	Extinguishment of debt and other for Fiscal 2006 of $0.4 million relates to gains recognized on our interest rate swap that we entered into in Fiscal 2005, prior to qualification for hedge accounting. The Fiscal 2005 amount includes $11.1 million of expenses related to the repayment of our previous debt upon our issuance of the Notes and $0.4 million in expense relating to our interest rate swap that we entered into in Fiscal 2005, prior to qualification for hedge accounting. The $11.1 million consists of the writeoff of $7.7 million of original issue discount related to the allocation of value to the warrants and Series A Preferred Stock and the writeoff of $3.4 million of unamortized deferred financing costs from the previous debt.
(2)	Reflects cumulative effect of accounting changes relating to costs included in inventory for Fiscal 2005.
(3)	For the purpose of presenting basic and diluted net income (loss) per share on a comparative basis, as a result of the reverse merger on June 12, 2006, weighted average shares outstanding were retroactively restated for all periods presented based on the exchange ratio in the reverse merger.
(4)	A store is included in comparable store sales after 410 days of operation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of our Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus. The discussion in this section contains forward-looking statements that are based upon current expectations. The forward-looking statements contained herein include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, research and development expenses, general and administrative expenses, capital resources, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed below and elsewhere in this prospectus that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review the information set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. For each of the past three years, we have been the second largest in retail sales and the fastest growing national VMS specialty retailer. We market over 700 different nationally recognized brands as well as our proprietary Vitamin Shoppe, BodyTech and MD Select brands. We believe we offer the greatest variety of products among VMS retailers with approximately 8,000 SKUs offered in our typical store and an additional 12,000 SKUs available through our internet and catalog direct sales channels. Our broad product offering enables us to provide our target customers with a selection of products not readily available at other specialty VMS retailers or mass merchants, such as supermarkets and drugstore chains. We target the dedicated, well-informed VMS consumer and differentiate ourselves by providing high quality products at competitive prices in an educational and high-touch customer service environment. We believe our extensive product offering, together with our well-known brand name and emphasis on product education and customer service, help us bond with our target customer and serve as a foundation for strong customer loyalty.

Our company was founded as a single store in New York, New York in 1977. Our Vitamin Shoppe branded products were introduced in 1989. We were acquired in November 2002 by IPC and other investors.

Segment Information

We sell our products through two business segments: retail and direct.

Retail

Since the beginning of Fiscal 2005 through Fiscal 2008, we have leveraged our successful store economic model by opening a total of 171 new stores. Over the past five years, we have expanded our presence in our existing markets as well as entered many new markets such as California, Texas, Michigan and Hawaii. As of September 25, 2009, we operated 434 stores in 37 states and the District of Columbia located in high-traffic regional centers. In the first six months of Fiscal 2009, our retail segment generated net sales of $303.4 million, representing a 13.2% increase over the first six months of Fiscal 2008 retail net sales of $266.6 million. We have achieved positive comparable store sales for 15 consecutive years (prior to which we did not track comparable store sales), including comparable store sales growth of 6.2% in each of 2007 and 2008 and 4.7% and 7.2% for the six months ended June 27, 2009 and June 28, 2008, respectively. In Fiscal 2008, our retail segment generated net sales of $522.5 million, representing a 13.1% increase over Fiscal 2007 retail net sales of $462.0 million. From Fiscal 2005 to Fiscal 2008, we have grown our net sales in our retail segment at approximately a 13.0% CAGR. From Fiscal 2005 to Fiscal 2008, we have grown our store base at a 13.4% CAGR.

Direct

We sell our products directly to consumers through our websites, primarily www.vitaminshoppe.com. Our websites and our catalog complement our in-store experience by extending our retail product offerings with an additional 12,000 SKUs that are not available in our stores and enable us to access customers outside our retail markets and those who prefer to shop online. Catalog sales were not material in 2008, and are expected to remain immaterial in the future, as customers migrate to our website and stores. In 2008 we increased the number of active online customers, defined by shopping frequency and annual dollars spent, by approximately 60,000 to more than 460,000. In the first six months of Fiscal 2009, our direct segment generated net sales of $40.3 million representing a 0.5% decrease over the first six months of Fiscal 2008 direct net sales of $40.5 million. In Fiscal 2008, the direct segment generated net sales of $79.0 million representing a 4.1% increase over Fiscal 2007 direct net sales of $75.9 million.

Trends and Other Factors Affecting Our Business

The VMS industry in the U.S. is highly fragmented, and based on information from the NBJ and public filings with the SEC, no single industry participant accounting for more than 4% of total industry sales in 2008. Retailers of VMS products primarily include specialty retailers and mass merchants, such as drugstores and supermarkets. The specialty retailers typically cater to the more sophisticated VMS customer by focusing on selection and customer service, while the mass merchants generally offer a limited assortment comprised of more mainstream products with less customer care. Specialty retailers comprised the largest segment of the market in 2007, with 37% market share, which is expected to grow by 4.5% annually through 2013, according to the NBJ.

According to the NBJ, growth in the U.S. nutritional supplement industry has been led by specialty supplements, which have grown due to increasing popularity of condition-specific products, including glucosamine / chondroitin (for joint health), homeopathics (for miscellaneous conditions), fish oils (for cardiovascular health), Coenzyme Q10 (CoQ10) (for energy and cardiac health), vitamin D (for bone support through better calcium absorption) and probiotics (for digestive health). Consumers use nutritional supplements to improve their lifestyles, support specific health conditions, and keep themselves feeling younger and more active. According to the NBJ from 2008 to 2014, the U.S. specialty supplement product category is expected to grow at a 4.5% CAGR, or approximately 42% faster than the overall industry. The specialty supplements product category represented 17.9% of the total U.S. nutritional supplement industry in 2008. By way of comparison, specialty supplements, the fastest growing product category in the VMS industry, generated 29.2% of our Fiscal 2008 net sales. We over-index our concentration in specialty supplements to focus on target customers who emphasize health and wellness as part of their lifestyle.

Sports nutrition products represented approximately 10.7% of the total U.S. nutritional supplement industry in 2008. By way of comparison, sports nutrition products generated 28.3% of our Fiscal 2008 net sales. We believe our sports nutrition offering emphasizes products such as protein powders which appeal to our customers’ emphasis on health and wellness rather than products taken in conjunction with a body building regimen. From 2008 to 2014, the sports nutrition product category is expected to grow at a 5.5% CAGR, representing the second fastest growing product category in the VMS industry.

We believe that one of the primary trends driving the growth in the industry is the aging U.S. population. The total U.S. population of people 50 and older is expected to increase to 115 million people in 2018 from 94 million people in 2008, a CAGR of 2.0%, which is nearly three times the overall population growth rate. The aging Baby Boomer generation comprises a significant and increasing part of the 50 and older population.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations, and require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, inventories, impairment of long-lived assets, goodwill and other intangible assets, deferred sales for our Healthy Awards Program, stock-based compensation and income taxes. In applying such policies, we must use some amounts that are based upon our informed judgments and best estimates. Estimates, by their nature, are based on judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue Recognition

We recognize revenue upon sale of our products to our retail customers at the “point of sale,” which occurs when merchandise is sold “over-the-counter” in retail stores or upon delivery to a direct customer, net of sales returns. In accordance with Emerging Issues Task Force (“EITF”) Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” we classify all amounts billed to customers that represent shipping fees as sales in all periods presented. To arrive at net sales, gross sales are reduced by actual customer returns and a provision for estimated future customer returns, which is based on management’s review of historical and current customer returns. The amounts reserved for sales returns, net of cost of goods sold, were $0.1 million and $0.1 million at December 27, 2008 and December 29, 2007, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the moving weighted average method. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing the product to its existing condition and location. Finished goods inventory includes the cost of labor and overhead required to package products. In addition, the cost of inventory is reduced by purchase discounts and allowances received from certain of our vendors. We adjust our inventory to reflect situations in which the cost of inventory is not expected to be recovered. We regularly review our inventory, including when a product is close to expiration and not expected to be sold, when a product has reached its expiration date, or when a product is not expected to be saleable. In determining the reserves for these products, we consider factors such as the amount of inventory on hand and its remaining shelf life, and current and expected market conditions, including management forecasts and levels of competition. We have evaluated the current level of inventory considering historical trends and other factors, and based on our evaluation, have recorded adjustments to reflect inventory at net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. These estimates require us to make assessments about the future demand for our products in order to categorize the status of such inventory items as slow moving, obsolete or in excess of need. These future estimates are subject to the ongoing accuracy of management’s forecasts of market conditions, industry trends and competition. We are also subject to volatile changes in specific product demand as a result of unfavorable publicity, government regulation and rapid changes in demand for new and improved products or services. At December 27, 2008, and December 29, 2007, obsolescence reserves were $1.4 million and $1.3 million, respectively.

Long-Lived Assets

We evaluate long-lived assets, including fixed assets and intangible assets with finite useful lives, periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of our estimated undiscounted future cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, sales and expense growth rates, devaluation and inflation. As such, these estimates may differ from actual cash flows. For the periods presented we had no impairments of our long-lived assets.

Goodwill and Other Intangible Assets

On an annual basis, or whenever impairment indicators exist, we perform a valuation of goodwill and indefinite lived intangible assets. In the absence of any impairment indicators, goodwill and other indefinite lived intangible assets are tested in the fourth quarter of each fiscal year. With regards to goodwill, our tests are based on our two reporting units, and utilize the discounted cash flow method, based on our current operating projections, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). For those intangible assets which have definite lives, we amortize their cost on a straight-line basis over their estimated useful lives which are various periods based on their contractual terms. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause us to conclude that impairment indicators exist, and therefore that goodwill and other intangible assets are impaired. To the extent that the fair value associated with the goodwill and indefinite-lived intangible assets is less than the recorded value, we would write down the value of the asset to its fair value.

Our impairment test involves calculating the fair value of both our reporting units (our segments) using the discounted cash flow method along with the market multiples method which is used for additional validation of the value calculated. Both of these valuation methods require us to make certain assumptions and estimates regarding certain industry trends and future profitability of our reporting units. It is our policy to conduct goodwill impairment testing from information based on our most current business projections, which include projected future revenues and cash flows. The cash flows utilized in the discounted cash flow analysis are based on five-year financial forecasts developed internally by our management. Cash flows for each unit are discounted using an internally derived weighted average cost of capital which reflects the costs of borrowing for the funding of each unit as well as the risk associated with the units themselves and the industry they perform in. If the carrying amount of a reporting unit exceeds its fair value, we would compare the implied fair value of the reporting unit goodwill with its carrying value. To compute the implied fair value, we would assign the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying value of the reporting unit goodwill exceeded the implied fair value of the reporting unit goodwill, we would record an impairment loss to write down such goodwill to its implied fair value. The valuation of goodwill and indefinite-lived intangible assets is affected by, among other things, our business plan for the future and estimated results of future operations. Changes in the business plan or operating results that are different than the estimates used to develop the valuation of the assets may impact their valuation.

We have tested our goodwill and indefinite-lived intangibles for impairment in the fourth quarter of each fiscal year presented and concluded there was no impairment relative to such assets. Accordingly, there is no impairment expense recorded in any of the periods presented.

Deferred Sales

Our Healthy Awards Program allows customers to earn points toward free merchandise based on the volume of purchases. Points are earned each year under our Healthy Awards Program and are redeemable within the first three months of the following year or they expire. We defer sales on transactions based on estimated redemptions, which are based on historical redemption data as well as marketing efforts within the current period, and record a liability for points being earned within the current period. Net changes to deferred sales were $1.8 million, $0.3 million, and $0.4 million for the years ended December 27, 2008, December 29, 2007 and December 30, 2006, respectively. The balance of the deferred sales liability was $13.0 million and $11.2 million at December 27, 2008 and December 29, 2007, respectively.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value method of recording stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), an amendment of FASB Statements No. 123, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. Our expected volatility is based on the volatility levels over the past 6.25 years from the average volatility of similar actively traded companies. The expected holding period of the option is calculated using the simplified method using the vesting term of four years and the contractual term of 10 years. The simplified method was chosen as a means to determine our holding period as we currently have no historical option exercise experience due to being a privately held company. The risk-free interest rate is derived from the average yield for the five and seven year zero-coupon U.S. Treasury Strips. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. As a result of our application of the adoption of SFAS No. 123(R), we expect stock-based compensation expense to increase significantly over the next several years. In addition, upon consummation of this offering, we expect to incur a compensation charge due to the acceleration of options pursuant to employment agreements, as disclosed in “Compensation Discussion and Analysis.” Based upon an estimated offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, the outstanding vested and unvested options would have an intrinsic value of $             million.

Amounts charged to expense were $2.4 million, $1.6 million and $0.5 million for stock-based compensation for Fiscal 2008, Fiscal 2007, and Fiscal 2006, respectively. The weighted average fair value for grants for Fiscal 2008, Fiscal 2007, and Fiscal 2006 was $14.74, $13.10, and $6.09, respectively.

Income Taxes

We record our income taxes based on the requirements of SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local state, and federal statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. We periodically review the recoverability of tax assets recorded on our balance sheet and provide valuation allowances as we deem necessary. Deferred tax assets could be reduced in the near term if our estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

Our income tax returns are periodically audited by the Internal Revenue Service and state and local jurisdictions. We reserve for tax contingencies when it is probable that a liability has been incurred and the contingent amount is reasonably estimable. These reserves are based upon our best estimation of the potential exposures associated with the timing and amount of deductions, as well as various tax filing positions.

Effective December 31, 2006 (the first day of Fiscal 2007), we adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 provides guidance for the recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, we recognized a liability for uncertain tax positions for $3.1 million, increasing our previously recorded liability for uncertain tax positions, interest, and penalties, and reducing the December 31, 2006 balance of retained earnings by $0.2 million as well increasing the balance of goodwill. See Note 7 to our consolidated financial statements for the year ended December 27, 2008, for more information on income taxes.

Prior to 2007 and the adoption of FIN 48, reserves were recorded when management determined that it was probable that a loss would be incurred related to these matters and the amount of the loss was reasonably determinable. Subsequent to the adoption of FIN 48, we are required to recognize, at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority, the impact of an uncertain income tax position on our income tax return. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those positions. We record interest expense and penalties payable to relevant tax authorities as income tax expense.

General Definitions for Operating Results

Net Sales consist of sales from comparable stores and non comparable stores, as well as sales made directly to our internet and catalog customers net of deferred sales. A store is included in comparable store sales after 410 days of operation.

Cost of goods sold excludes depreciation shown separately within selling, general and administrative expenses below, and includes the cost of inventory sold, markdowns, costs of warehousing and distribution and store occupancy costs. Warehousing and distribution costs include freight on internally transferred merchandise, rent for the distribution center and costs associated with our buying department and distribution facility, including payroll, which are capitalized into inventory and then expensed as merchandise is sold. Store occupancy costs include rent, common area maintenance, real estate taxes, and utilities.

Gross profit is net sales minus cost of goods sold.

Selling, general and administrative expenses consist of depreciation and amortization of fixed assets, operating payroll and related benefits, advertising and promotion expense, and other selling, general and administrative expenses.

Related party expenses consist of management fees incurred and paid to IPC Manager II, LLC, and consulting fees incurred and paid to Renaissance Brands Ltd.

Income from operations consists of gross profit minus selling, general and administrative expenses, and related party expenses.

Other includes $0.4 million of income in Fiscal 2006 related to our interest rate swap.

Interest income represents income earned from highly liquid investments purchased with an original maturity of three months or less.

Interest expense includes interest on the Notes, amortization of debt discount and amortization of financing costs, and interest on the revolving credit line.

Key Performance Indicators and Statistics

We use a number of key indicators of financial condition and operating results to evaluate the performance of our business, including the following (in thousands):

	Six Months Ended		Year Ended
	June 27, 2009	June 28, 2008	December 27, 2008	December 29, 2007	December 30, 2006
Net sales	$343,698	$307,091	$601,540	$537,872	$486,026
Increase in comparable store net sales	4.7%	7.2%	6.2%	6.2%	6.6%
Gross profit as a percent of net sales	32.8%	32.7%	32.6%	33.0%	32.8%
Income from operations	$24,845	$19,972	$35,741	$32,693	$29,501

The following table shows the growth in our network of stores for the six months ended June 27, 2009 and June 28, 2008 and Fiscal 2008, 2007 and 2006:

	Six Months Ended		Fiscal Year
	June 27, 2009	June 28, 2008	2008	2007	2006
Stores open at beginning of year	401	341	341	306	275
Stores opened	25	20	62	36	32
Stores closed	(1)	—	(2)	(1)	(1)

Stores open at end of period	425	361	401	341	306

Results of Operations

The information presented below is for the six months ended June 27, 2009 and June 28, 2008, which was derived from our unaudited consolidated financial statements and, in the opinion of management, includes all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates and the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006, which was derived from our audited consolidated financial statements. The following table summarizes our results of operations for periods presented as a percentage of net sales:

	Six Months Ended		Fiscal Year Ended
	June 27, 2009	June 28, 2008	December 27, 2008	December 29, 2007	December 30, 2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	67.2%	67.3%	67.4%	67.0%	67.2%

Gross profit	32.8%	32.7%	32.6%	33.0%	32.8%
Selling, general and administrative expenses	25.3%	25.9%	26.4%	26.7%	26.5%
Related party expenses	0.3%	0.3%	0.3%	0.2%	0.3%

Income from operations	7.2%	6.5%	5.9%	6.1%	6.1%
Other			0.0%	0.0%	-0.1%
Interest income	(0.0)%	(0.0)%	-0.1%	-0.1%	-0.1%
Interest expense	2.8%	3.5%	3.5%	4.2%	4.6%

Interest expense, net	2.8%	3.5%	3.4%	4.1%	4.5%

Income before provision for income taxes	4.4%	3.0%	2.5%	2.0%	1.7%
Provision for income taxes	1.8%	1.2%	1.1%	0.7%	0.7%

Net income	2.6%	1.8%	1.4%	1.3%	1.0%

The net sales results presented for Fiscal 2008, 2007 and 2006 are each based on a 52-week period. The net sales results presented for the six months ended June 27, 2009 and June 28, 2008, are each based on a 26-week period.

Six Months Ended June 27, 2009 Compared To Six Months Ended June 28, 2008

Net Sales

Net sales increased $36.6 million, or 11.9%, to $343.7 million for the six months ended June 27, 2009 compared to $307.1 million for the six months ended June 28, 2008. The increase was the result of an increase in our comparable store sales, new sales from our non-comparable stores, offset in part, by a decrease in our direct sales.

Retail

Net sales from our retail stores increased $36.8 million, or 13.8%, to $303.4 million for the six months ended June 27, 2009 compared to $266.6 million for the six months ended June 28, 2008. We operated 425 stores as of June 27, 2009 compared to 361 stores as of June 28, 2008. Our overall store sales for the six months ended June 27, 2009 increased due to non-comparable store sales increases of $8.1 million and an increase in comparable store sales of $28.7 million, or 4.7%. Our overall sales increased primarily in the categories of supplements, which increased $10.6 million, or 16.5%; vitamins and multivitamins, which increased $5.1 million, or 15.0%; sports nutrition, which increased by $13.3 million, or 20.4%; minerals, which increased $1.2 million, or 14.1%; and herbs, which increased $8.5 million, or 18.1%; offset in part by weight management, sales of which decreased $1.1 million, or 6.3%.

The supplements category, which is among the largest selling product categories in our mix, continues to experience significant growth in sales of essential fatty acids, or EFAs, which have been responsible for most of the growth in the supplement category for several quarters. Given the current trend in EFA consumption, and the growing number of publications and recommendations regarding the heart-health benefits of fish oils (such as by The American Heart Association and US National Institutes of Health), we expect continued strength in sales of EFAs for the remainder of this Fiscal year. Product sales in the sports nutrition category increased at a greater rate than the overall increase in net sales during the six months ended June 27, 2009, and has done so since the middle of Fiscal 2006. We believe this is due largely to the growth in the fitness-conscious market as well as the diversity of new product introductions and innovations in functionally specific supplementation. In addition, net sales in our Herbs category increased at a greater rate than the overall increase in net sales primarily as a result of an increase in sales in our cleansing and superfoods products. Sales in the weight management category decreased during the six months ended June 27, 2009, due primarily to a recall of a popular thermogenic product which was not replaced with a reformulated product until after the close of the second Fiscal quarter of 2009.

Direct

Net sales to our direct customers decreased $0.2 million, or 0.5%, to $40.3 million for the six months ended June 27, 2009 compared to $40.5 million for the six months ended June 28, 2008. The overall decrease in our direct sales was due to an increase in our internet sales of approximately $2.3 million which was offset by a decrease in our catalog sales. The increase in web-based sales was largely due to a greater influx of customers during the six months ended June 27, 2009, as compared to the six months ended June 28, 2008, as a result of our prior web-based marketing initiatives. We have reduced our catalog circulation and customer prospecting as we believe catalog purchasing in general is declining in popularity as a purchasing medium, especially in the wake of the introduction of online shopping. In addition, as we continue to open more stores in new markets, some catalog customers choose to shop at our retail locations.

Cost of Goods Sold

Cost of goods sold, which includes product, warehouse and distribution and occupancy costs, increased $24.1 million, or 11.7%, to $230.9 million for the six months ended June 27, 2009 compared to $206.8 million for the six months ended June 28, 2008. The dollar increase was primarily due to an increase in product costs and occupancy costs for the six months ended June 27, 2009, as compared to the six months ended June 28, 2008.

Cost of goods sold as a percentage of net sales decreased to 67.2% for the six months ended June 27, 2009, compared to 67.3% for the six months ended June 28, 2008. The decrease of cost of goods sold as a percentage of net sales was due primarily to decreases in product costs and distribution costs as a percentage of sales of 0.6% and 0.4%, respectively, which were offset by an increase in occupancy costs of 0.8% as a percentage of sales. The increase of occupancy costs as a percentage of sales is largely attributable to the larger body of new (non-comparable) stores in operations during the first six months of Fiscal 2009, as compared to the same period last year.

Gross Profit

As a result of the foregoing, gross profit increased $12.5 million, or 12.4%, to $112.8 million for the six months ended June 27, 2009 compared to $100.3 million for the six months ended June 28, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including operating payroll and related benefits, advertising and promotion expense, depreciation and amortization, and other selling, general and administrative expenses, increased $7.5 million, or 9.4%, to $87.1 million for the six months ended June 27, 2009, compared to $79.6 million for the six months ended June 28, 2008. The components of selling, general and administrative expenses are explained below. Selling, general and administrative expenses as a percentage of net sales for the six months ended June 27, 2009 decreased to 25.3% compared to 25.9% for the six months ended June 28, 2008.

Operating payroll and related benefits increased $4.3 million, or 14.8%, to $33.4 million for the six months ended June 27, 2009 compared to $29.1 million for the six months ended June 28, 2008. Operating payroll and related benefits expenses as a percentage of net sales increased to 9.7% for the six months ended June 27, 2009 compared to 9.5% for the six months ended June 28, 2008. The increase as a percentage of net sales was primarily due to the greater volume of newer stores thus resulting in lower sales per hour relative to net sales during the six months ended June 27, 2009, as compared to the six months ended June 28, 2008.

Advertising and promotion expenses increased $0.3 million, or 4.6%, to $7.4 million for the six months ended June 27, 2009 compared to $7.1 million for the six months ended June 28, 2008. Advertising and promotion expenses as a percentage of net sales decreased to 2.1% for the six months ended June 27, 2009 from 2.3% for the six months ended June 28, 2008. The decrease is primarily due to a decline in our catalog circulation for the six months ended June 27, 2009, as compared to the six months ended June 28, 2008, as we are reducing our catalog advertising and prospecting efforts.

Other selling, general and administrative expenses, which includes depreciation and amortization expense, increased $2.9 million, or 6.7%, to $46.3 million for the six months ended June 27, 2009 compared to $43.4 million for the six months ended June 28, 2008. The increase was due to increases in depreciation and amortization expense of approximately $2.1 million, and an increase in corporate payroll expenses of $0.8 million. The increase in payroll was attributable to increases to our corporate staff to meet the needs of our growth during the six months ended June 27, 2009, as compared to the six months ended June 28, 2008. Other selling, general and administrative expenses as a percentage of net sales decreased to 13.5% during the six months ended June 27, 2009 compared to 14.1% for the six months ended June 28, 2008, due to achieving greater overall efficiencies from our operations and corporate infrastructure relative to net sales during the six months ended June 27, 2009, as compared to the six months ended June 28, 2008.

Related Party Expenses

Related party expenses increases $0.1 million, or 10.9%, to $0.8 million for the six months ended June 27, 2009, as compared to $0.7 million for the six months ended June 28, 2008, due to the increase in net sales.

Income from Operations

As a result of the foregoing, income from operations increased $4.9 million, or 24.4%, to $24.8 million for the six months ended June 27, 2009 compared to $20.0 million for the six months ended June 28, 2008. Income from operations as a percentage of net sales increased to 7.2% for the six months ended June 27, 2009, compared to 6.5% for the six months ended June 28, 2008.

Retail

Income from operations for the retail segment increased $7.7 million, or 18.2%, to $49.7 million for the six months ended June 27, 2009 compared to $42.0 million for the six months ended June 28, 2008. Income from operations as a percentage of net sales for the retail segment increased to 16.4% for the six months ended June 27, 2009 compared to 15.8% for the six months ended June 28, 2008. The increase as a percentage of net sales was primarily due to the decrease in cost of goods sold of 0.4% as a percent of sales and a decrease and in operating expenses of 0.6% as a percent of sales. The decrease in operating expenses were as a result of the economies of scale described in “Other, selling, general and administrative expenses.” These decreases were offset in part by an increase in advertising expense of 0.2% as a percentage of net sales, which is attributable to the increases in greater national media exposure and media for grand openings during the six months ended June 27, 2009, as compared to the six months ended June 28, 2008.

Direct

Income from operations for the direct segment increased $0.4 million, or 4.7%, to $8.1 million for the six months ended June 27, 2009 compared to $7.7 million for the six months ended June 28, 2008. Income from operations as a percentage of net sales for the direct segment increased to 20.1% for the six months ended June 27, 2009 compared to 19.1% for the six months ended June 28, 2008. This increase in income from operations as a percentage of net sales was due mainly to a 1.9% decrease in advertising costs as percentage of net sales, as we are reducing our catalog advertising and prospecting efforts, offset by an increase in cost of goods sold of 0.9% as a percentage of net sales which was primarily due to greater distribution costs. The increase in distribution costs was primarily as a result of a lower ratio of units per shipment experienced for the six months ended June 27, 2009, as compared the six months ended June 28, 2008.

Corporate Costs

Corporate costs increased by $3.2 million, or 10.6%, to $32.9 million for the six months ended June 27, 2009 compared to $29.8 million for the six months ended June 28, 2008. Corporate costs as a percentage of net sales decreased to 9.6% for the six months ended June 27, 2009 compared to 9.7% for the six months ended June 28, 2008. The dollar increase was primarily due to increases in depreciation and amortization expense of approximately $2.1 million, and an increase in payroll of $0.8 million, attributable to our growing corporate infrastructure. The 0.1% decrease as a percentage of net sales for the six months ended June 27, 2009, as compared to the six months ended June 28, 2008, was primarily due to achieving greater overall efficiencies from our corporate infrastructure relative to net sales during the six months ended June 27, 2009, as compared to the six months ended June 28, 2008.

Interest Income

Interest income decreased $20,000 to $2,000 for the six months ended June 27, 2009 compared to $22,000 for the six months ended June 28, 2008. The decrease was due largely to lower interest rates, and lower cash balances during the six months ended June 27, 2009, as compared to the six months ended June 28, 2008.

Interest Expense

Interest expense decreased $0.9 million, or 8.8%, to $9.8 million for the six months ended June 27, 2009 compared to $10.8 million for the six months ended June 28, 2008. The decrease was due to lower interest rates as well as lower outstanding short-term borrowings experienced during the six months ended June 27, 2009, as compared to the six months ended June 28, 2008.

Provision for Income Taxes

We recognized $6.2 million of income tax expense during the six months ended June 27, 2009 compared with $3.6 million for the six months ended June 28, 2008. The effective tax rate for the six months ended June 27, 2009 was 41.6%, compared to 39.0% for the six months ended June 28, 2008. The effective rate for the current period, as compared to the same period last year, increased primarily due to increases in our blended state tax rates.

Net Income

As a result of the foregoing, we generated net income of $8.8 million for the six months ended June 27, 2009 compared to $5.6 million for the six months ended June 28, 2008.

Comparison of Fiscal 2008 with Fiscal 2007

Net Sales

Net sales increased $63.7 million, or 11.8%, to $601.5 million for Fiscal 2008 compared to $537.9 million for Fiscal 2007. The increase was the result of an increase in our comparable store sales, as well as sales from our new non-comparable stores, and an increase in our direct sales.

Retail

Net sales from our retail stores increased $60.6 million, or 13.1%, to $522.5 million for Fiscal 2008 compared to $462.0 million for Fiscal 2007. We operated 401 stores as of December 27, 2008 compared to 341 stores as of December 29, 2007. Our overall store sales increased due to non-comparable store sales of $32.5 million, as well as an increase in comparable store sales growth of $28.1 million, or 6.2% (Comparable store sales include only those stores open more than 410 days and align with Fiscal 2007). Our overall sales increased primarily in the categories of sports nutrition, which increased $27.2 million, or 22.0%; supplements, which increased $13.0 million, or 11.2%; herbs and homeopathic, which increased $7.9 million, or 9.3%; weight management, which increased $2.7 million, or 9.4%; vitamins category, which increased $7.7 million, or 12.7%, and minerals, which increased $1.8 million, or 12.1%.

The supplements category, which is among the largest selling product categories in our mix, continues to experience significant growth in sales of essential fatty acids, or EFAs, which have been responsible for most of the growth in the supplement category since Fiscal 2006. Given the current trend in EFA consumption, and the growing number of publications and recommendations regarding the heart-health benefits of fish oils (such as by The American Heart Association and US National Institutes of Health), we expect continued strength in sales of EFAs for the next fiscal year. The vitamins category was one of our fastest growing categories in Fiscal 2008, as we experienced significant growth in sales of multi-vitamins, as we released new special formulations in Fiscal 2008, and in Vitamin D, which we believe was due in part to recent favorable press. Product sales in the sports nutrition category increased at a greater rate than the overall increase in net sales during Fiscal 2008, and have done so since mid Fiscal 2006. We believe this is due largely to the continued growth in the fitness-conscious market as well as the diversity of new product introductions.

Direct

Net sales to our direct customers increased $3.1 million, or 4.1%, to $79.0 million for Fiscal 2008 compared to $75.9 million for Fiscal 2007. The overall increase in our direct sales was due to an increase in internet sales of $9.8 million in Fiscal 2008, offset by a decrease in our catalog sales. The increase in our web-based sales was primarily due to a greater influx of customers in Fiscal 2008 as compared to Fiscal 2007, as a result of our prior web-based marketing initiatives. We have reduced our catalog circulation and catalog customer prospecting as we believe catalog purchasing in general is declining in popularity as a purchasing medium, especially in the wake of the growth of online shopping. In addition, as we continue to open more stores in new markets, some catalog customers choose to shop at our retail locations.

Cost of Goods Sold

Cost of goods sold, which includes product, warehouse and distribution and store occupancy costs, increased $45.3 million, or 12.6%, to $405.7 million for Fiscal 2008 compared to $360.3 million for Fiscal 2007. The components of cost of goods sold are explained below. Cost of goods sold as a percentage of net sales increased to 67.4% for Fiscal 2008 compared to 67.0% for Fiscal 2007.

Product costs increased $31.6 million, or 11.3%, to $311.4 million during Fiscal 2008 compared to $279.8 million for Fiscal 2007. Product costs as a percentage of net sales decreased to 51.8% during Fiscal 2008 compared to 52.0% for Fiscal 2007. The percentage decrease was primarily the result of a decrease in price promotions for our products of approximately 0.5%; a decrease in inventory markdowns of 0.3%, as well as an increase in inventory efficiency of 0.3%, offset in part by an increase in product costs of approximately 1.0% as a percentage of sales in Fiscal 2008 versus Fiscal 2007.

Warehouse and distribution costs increased $3.2 million, or 17.3%, to $21.8 million for Fiscal 2008 compared to $18.6 million for Fiscal 2007. Warehouse and distribution costs as a percentage of net sales increased to 3.6% for Fiscal 2008 compared to 3.5% in Fiscal 2007. The increase was mainly attributable to increases in shipping costs as a result of a having significant number of new stores, with many of them being at greater distances, during Fiscal 2008 as compared to Fiscal 2007.

Occupancy costs increased $10.5 million, or 16.9%, to $72.4 million for Fiscal 2008 compared to $61.9 million for Fiscal 2007. Occupancy costs as a percentage of net sales increased to 12.0% during Fiscal 2008 compared to 11.5% for Fiscal 2007. This increase as a percentage of sales is mainly attributable to the increases in utilities and real estate tax expenses as well as increased rent for our newer store leases.

Gross Profit

As a result of the foregoing, gross profit increased $18.4 million, or 10.3%, to $195.9 million for Fiscal 2008 compared to $177.5 million for Fiscal 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including operating payroll and related benefits, advertising and promotion expense, and other selling, general and administrative expenses, increased $15.1 million, or 10.6%, to $158.6 million during Fiscal 2008, compared to $143.5 million for Fiscal 2007. The components of selling, general and administrative expenses are explained below. Selling, general and administrative expenses as a percentage of net sales for Fiscal 2008 decreased to 26.4% compared to 26.7% for Fiscal 2007.

Operating payroll and related benefits increased $5.6 million, or 10.4%, to $59.0 million for Fiscal 2008 compared to $53.5 million for Fiscal 2007. The increase is due mainly to our increase in retail locations throughout Fiscal 2008. Operating payroll and related benefits expenses as a percentage of net sales decreased to 9.8% during Fiscal 2008 compared to 9.9% for Fiscal 2007. This was largely due to experiencing greater sales per hour during Fiscal 2008.

Advertising and promotion expenses decreased $0.5 million, or 3.9%, to $13.2 million for Fiscal 2008 compared to $13.7 million for Fiscal 2007. Advertising and promotion expenses as a percentage of net sales decreased to 2.2% during Fiscal 2008 compared to 2.6% for Fiscal 2007, as we are reducing our catalog advertising and prospecting efforts.

Other selling, general and administrative expenses, which include depreciation and amortization expense, increased $10.1 million, or 13.3%, to $86.4 million in Fiscal 2008 compared to $76.3 million for Fiscal 2007. The increase was due primarily to an increase in depreciation and amortization of approximately $2.6 million, reflecting our expanding operation and the amortization of the purchased intangible assets in Fiscal 2008; $3.2 million for corporate payroll expense which was primarily due to an increase in corporate staff during Fiscal 2008 to accommodate our growth; various employee related administrative fees of $1.5 million; and stock-based compensation expense of approximately $0.8 million, due to additional grants issued in Fiscal 2008. In addition to the above, credit card fees increased by approximately $0.8 million due to our increased sales during Fiscal 2008, and store pre-opening costs increased $1.2 million due to the increase in the number of new stores we opened during Fiscal 2008, as well as the lead time needed in opening some of these new stores. Other selling, general and administrative expenses as a percentage of net sales increased to 14.4% during Fiscal 2008 compared to 14.3% for Fiscal 2007, due primarily to increases in our corporate infrastructure to accommodate our growing operations.

Related Party Expenses

Related party expenses increased $0.2 million, or 11.6%, to $1.5 million during Fiscal 2008, as compared to $1.4 million for Fiscal 2007 (for a detailed presentation of related party expenses, see Note 11 to our consolidated financial statements).

Income from Operations

As a result of the foregoing, income from operations increased $3.0 million, or 9.3%, to $35.7 million for Fiscal 2008 compared to $32.7 million for Fiscal 2007. Income from operations as a percentage of net sales decreased to 5.9% during Fiscal 2008 as compared to 6.1% for Fiscal 2007.

Retail

Income from operations for the retail segment increased $9.2 million, or 13.0%, to $80.4 million for Fiscal 2008 compared to $71.2 million for Fiscal 2007. Income from operations as a percentage of net sales for the retail segment remained level at 15.4% for Fiscal 2008 compared to 15.4% for Fiscal 2007.

Direct

Income from operations for the direct segment increased $0.9 million, or 6.7%, to $14.9 million for Fiscal 2008 compared to $14.0 million for Fiscal 2007. Income from operations as a percentage of net sales for the direct segment increased to 18.8% for Fiscal 2008 compared to 18.4% for Fiscal 2007. This increase as a percentage of net sales was primarily due to a decrease in advertising expense of 1.1% as a percentage of sales, due to the decrease in catalog mailings, offset by an increase in product costs as a percentage of sales, due to greater price promotions for our direct products, during Fiscal 2008 as compared to Fiscal 2007.

Corporate Costs

Corporate costs increased $7.1 million, or 13.5%, to $59.6 million during Fiscal 2008 compared to $52.5 million for Fiscal 2007. Corporate costs as a percentage of net sales increased to 9.9% for Fiscal 2008 compared to 9.8% for Fiscal 2007. This increase was due primarily to the increase in depreciation and amortization expense of $2.6 million, reflecting our growing operations and asset acquisitions, an increase in corporate payroll costs of approximately $3.2 million, and various employee related administrative fees of approximately $1.5 million which occurred in Fiscal 2008 as compared to Fiscal 2007. This was offset by approximately $0.5 million of deferred offering fees written-off during Fiscal 2007, which did not occur in Fiscal 2008.

Interest Income

Interest income decreased $172,000 to $62,000 in Fiscal 2008 compared to $234,000 for Fiscal 2007. The decrease was due to maintaining a lower balance in our interest bearing investment account, as well as experiencing lower interest rates throughout Fiscal 2008 as compared to Fiscal 2007.

Interest Expense

Interest expense decreased $1.1 million, or 4.9%, to $21.3 million in Fiscal 2008 compared to $22.3 million for Fiscal 2007. The decrease was primarily attributable to a decrease in interest rates in Fiscal 2008 compared to Fiscal 2007.

Provision for Income Taxes

We recognized $6.3 million of income tax expense during Fiscal 2008 compared to $3.8 million in Fiscal 2007. The effective tax rate, which includes items relating to adjustments to our FIN 48 liability as well as certain adjustments related to our state income tax for Fiscal 2008, was 43.6%, compared to 35.8% for Fiscal 2007. The 7.8% increase in the effective tax rate is primarily due to changes in our blended state income tax rate, increases to our FIN 48 liability of 1.3%, as well as a benefit of 2.8% for a discrete item which occurred in Fiscal 2007.

Net Income

As a result of the foregoing, we generated net income of $8.2 million in Fiscal 2008 compared to net income of $6.8 million in Fiscal 2007.

Comparison of Fiscal 2007 with Fiscal 2006

Net Sales

Net sales increased $51.8 million, or 10.7%, to $537.9 million for Fiscal 2007 compared to $486.0 million for Fiscal 2006. The increase was the result of an increase in our comparable store sales, as well as sales from our new non-comparable stores, which were offset by a decrease in our direct sales.

Retail

Net sales from our retail stores increased $54.5 million, or 13.4%, to $462.0 million for Fiscal 2007 compared to $407.5 million for Fiscal 2006. We operated 341 stores as of December 29, 2007 compared to 306 stores as of December 30, 2006. Our overall store sales increased due to non-comparable store sales of $29.2 million, as well as an increase in comparable store sales growth of $25.3 million, or 6.2% (Comparable store sales include only those stores open more than 410 days and align with Fiscal 2006). Our overall sales increased primarily in the categories of sports nutrition, which increased by $32.1 million, or 35.3%; supplements, which increased $10.0 million, or 9.5%; herbs and homeopathic, which increased $5.3 million, or 6.7%; weight management, which increased $2.8 million, or 10.5%; and multi-vitamins, which increased $2.3 million, or 7.7%. These increases were partially offset by a decrease in the category of our books-accessories, sales of which decreased by $0.7 million to $2.0 million in Fiscal 2007 as compared to $2.7 million in 2006, comprising only 0.4% and 0.7% of our total net retail sales in Fiscal 2007 and Fiscal 2006, respectively.

The supplements category, which is among the largest selling product categories in our mix, experienced significant growth in sales of essential fatty acids, or EFAs, which were responsible for most of the increase in the supplement category in Fiscal 2007. Given the current trend in EFA consumption, and the growing number of publications and recommendations regarding the heart-health benefits of fish oils (such as by The American Heart Association and US National Institutes of Health), we expect continued strength in sales of EFAs for the next fiscal year. Product sales in the sports nutrition category increased at a greater rate than the overall increase in net sales during the Fiscal 2007, and have done so since early Fiscal 2006. We believe this is due largely to the growth in the fitness-conscious market as well as the diversity of new product introductions.

Direct

Net sales to our direct customers decreased $2.6 million, or 3.3%, to $75.9 million for Fiscal 2007 compared to $78.5 million for Fiscal 2006. This decrease was due to a decrease in our catalog sales, which we believe is the result of our continued expansion of our retail store locations and online stores, as well as the general decline in effectiveness of catalogs as a merchandising medium. This overall decrease was largely offset by an increase in our internet based sales of $4.7 million during Fiscal 2007, which was primarily due to improvements to our e-commerce platform and customer experience, as well as continued improvements in our online customer prospecting efforts.

Cost of Goods Sold

Cost of goods sold, which includes product, warehouse and distribution and store occupancy costs, increased $33.8 million, or 10.4%, to $360.3 million for Fiscal 2007 compared to $326.5 million for Fiscal 2006. The components of cost of goods sold are explained below. Cost of goods sold as a percentage of net sales was 67.0% for Fiscal 2007 compared to 67.2% for Fiscal 2006.

Product costs increased $23.7 million, or 9.3%, to $279.8 million during Fiscal 2007 compared to $256.1 million for Fiscal 2006. Product costs as a percentage of net sales decreased to 52.0% in Fiscal 2007 compared to 52.7% for Fiscal 2006. The percentage decrease was largely a result of a decrease in price promotions for our products of approximately 1.2%, offset in part, by an increase in product costs of approximately 0.6% as a percentage of sales in Fiscal 2007 versus Fiscal 2006.

Warehouse and distribution costs increased $2.1 million, or 12.4%, to $18.6 million for Fiscal 2007 compared to $16.6 million for Fiscal 2006. Warehouse and distribution costs as a percentage of net sales increased to 3.5% for Fiscal 2007 compared to 3.4% in Fiscal 2006. The increase was mainly attributable to increases in shipping costs in Fiscal 2007 as compared to Fiscal 2006, as a result of rising fuel costs and shipments to greater distances as we continue to expand our geographic store base.

Occupancy costs increased $8.1 million, or 15.0%, to $61.9 million for Fiscal 2007 compared to $53.9 million for Fiscal 2006. Occupancy costs as a percentage of net sales increased to 11.5% during Fiscal 2007 compared to 11.1% for Fiscal 2006. This increase as a percentage of sales is mainly attributable to the increases in utilities and real estate tax expenses as well as a lower ratio of direct net sales, as a component of total net sales, to occupancy expenses.

Gross Profit

As a result of the foregoing, gross profit increased $18.0 million, or 11.3%, to $177.5 million for Fiscal 2007 compared to $159.5 million for Fiscal 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including operating payroll and related benefits, advertising and promotion expense, and other selling, general and administrative expenses, increased $14.8 million, or 11.5%, to $143.5 million during Fiscal 2007, compared to $128.6 million for Fiscal 2006. The components of selling, general and administrative expenses are explained below. Selling, general and administrative expenses as a percentage of net sales for Fiscal 2007 was 26.7% compared to 26.5% for Fiscal 2006.

Operating payroll and related benefits increased $5.2 million, or 10.9%, to $53.5 million for Fiscal 2007 compared to $48.2 million for Fiscal 2006. The increase is due mainly to our increase in retail locations throughout Fiscal 2007. Operating payroll and related benefits expenses as a percentage of net sales remained level at 9.9% during Fiscal 2007 compared to 9.9% for Fiscal 2006.

Advertising and promotion expenses increased $0.6 million, or 4.9%, to $13.7 million for Fiscal 2007 compared to $13.1 million for Fiscal 2006. Advertising and promotion expenses as a percentage of net sales decreased to 2.6% during Fiscal 2007 compared to 2.7% for Fiscal 2006, primarily as a result of web-based advertising initiatives, such as broadening our web platform, which began in early Fiscal 2006 and generated expenses throughout that year, but were completed well before Fiscal 2007 year-end.

Other selling, general and administrative expenses, which include depreciation and amortization expense, increased $9.0 million, or 13.4%, to $76.3 million in Fiscal 2007 compared to $67.3 million for Fiscal 2006. The increase was due to an increase in depreciation and amortization of approximately $1.2 million, reflecting our expanding operation, and an increase in professional fees of $1.5 million in Fiscal 2007 as a result of legal and consulting fees which occurred in Fiscal 2007 and not in Fiscal 2006. In addition, there was an increase of $2.7 million for corporate payroll expense which was primarily due to an increase in corporate staff during 2007 to accommodate our growth; stock-based compensation expense of approximately $1.1 million, due to additional grants issued in Fiscal 2007; credit card fees, which increased by approximately $0.5 million due to our increased sales; and various employee related administrative fees of approximately $1.3 million due to our increased operations in Fiscal 2007. In addition, there was approximately $0.5 million of deferred offering fees written-off during Fiscal 2007, due to our decision not to pursue an initial public offering at this time. Other selling, general and administrative expenses as a percentage of net sales increased to 14.3% during Fiscal 2007 compared to 13.9% for Fiscal 2006, due primarily to increases in our corporate infrastructure to accommodate our growing operations.

Related Party Expenses

Related party expenses remained level at $1.4 million for both Fiscal 2007 and for Fiscal 2006 (for a detailed presentation of related party expenses, see Note 11 to our consolidated financial statements).

Income from Operations

As a result of the foregoing, income from operations increased $3.2 million, or 10.8%, to $32.7 million for Fiscal 2007 compared to $29.5 million for Fiscal 2006. Income from operations as a percentage of net sales remained level at 6.1% during Fiscal 2007 compared to 6.1% for Fiscal 2006.

Retail

Income from operations for the retail segment increased $11.3 million, or 18.9%, to $71.2 million for Fiscal 2007 compared to $59.9 million for Fiscal 2006. Income from operations as a percentage of net sales for the retail segment increased to 15.4% for Fiscal 2007 compared to 14.7% for Fiscal 2006. The increase as a percentage of net sales was primarily due to an increase in gross profit resulting from the decrease in price promotion activity in Fiscal 2007, described above in the cost of goods sold discussion. In addition, we believe as certain of our new retail markets and new stores mature, we expect to experience more efficiencies in future periods that will continue to contribute to increased profitably in our retail segment.

Direct

Income from operations for the direct segment decreased $1.0 million, or 6.5%, to $14.0 million for Fiscal 2007 compared to $14.9 million in Fiscal 2006. Income from operations as a percentage of net sales for the direct segment decreased to 18.4% for Fiscal 2007 compared to 19.0% for Fiscal 2006. This decrease as a percentage of net sales was primarily due to the 1.2% decrease in gross profit as a percentage of sales in Fiscal 2007 as compared to Fiscal 2006, as we continue to offer discounted selling prices to maintain competitiveness in the current VMS online environment. These decreases were partially offset by a 0.7% decrease in general operating expenses and payroll as a percentage of sales.

Corporate Costs

Corporate costs increased $7.2 million, or 16.0%, to $52.5 million during Fiscal 2007 compared to $45.3 million for Fiscal 2006. Corporate costs as a percentage of net sales increased to 9.8% for Fiscal 2007 compared to 9.3% for Fiscal 2006. This increase was due primarily to the increase in depreciation and amortization expense of $1.2 million, reflecting our growing operations, an increase in professional fees of $1.5 million in Fiscal 2007, an increase in corporate payroll costs of approximately $2.7 million, and various employee related administrative fees of approximately $1.3 million, which occurred in Fiscal 2007 as compared to Fiscal 2006. In addition, there was approximately $0.5 million of deferred offering costs written off during Fiscal 2007 due to our decision not to pursue an initial public offering at that time.

Other

Other for Fiscal 2006 represents $0.4 million in income related to our interest rate swap for the period prior to our qualification for hedge accounting. We did not incur these expenses in Fiscal 2007.

Interest Income

Interest income decreased $116,000 to $234,000 in Fiscal 2007 compared to $350,000 for Fiscal 2006. The decrease was due to maintaining a lower balance in our interest bearing investment account throughout Fiscal 2007 as compared to Fiscal 2006.

Interest Expense

Interest expense increased $0.2 million, or 0.8%, to $22.3 million in Fiscal 2007 compared to $22.2 million for Fiscal 2006. The nominal increase was primarily attributable to an increase in interest rates in Fiscal 2007 compared to Fiscal 2006.

Provision for Income Taxes

We recognized $3.8 million of income tax expense during Fiscal 2007 compared to $3.2 million in Fiscal 2006. The effective tax rate for Fiscal 2007 was 35.8% compared to 40.2% for Fiscal 2006, primarily as a result changes in our blended state rate, which were offset in part, by current year adjustments to our for FIN 48 liability (see Note 7 in Notes to Consolidated Financial Statements for further discussion).

Net Income

As a result of the foregoing, we generated net income of $6.6 million in Fiscal 2007 compared to net income of $4.8 million in Fiscal 2006.

Key Indicators of Liquidity and Capital Resources

The following table sets forth key indicators of our liquidity and capital resources (in thousands):

	As of
	June 27, 2009	December 27, 2008	December 29, 2007
Balance Sheet Data:
Cash and cash equivalents	$2,107	$1,623	$1,453
Working capital	59,861	52,347	51,227
Total assets	459,099	463,690	428,283
Total debt	177,753	186,382	165,000

	Six Months Ended		Fiscal Year Ended
	June 27, 2009	June 28, 2008	December 27, 2008	December 29, 2007	December 30, 2006
Other Information:
Depreciation and amortization, including deferred rent (1)	$12,442	$10,281	$22,098	$18,251	$16,865

Cash Flows Provided By (Used In):
Operating activities	$23,391	$4,933	$19,588	$20,618	$16,755
Investing activities	(13,771)	(16,560)	(35,389)	(14,092)	(13,580)
Financing activities	(9,136)	11,933	15,971	(6,545)	(6,487)

Net increase (decrease) in cash and cash equivalents	$484	$306	$170	$(19)	$(3,312)

(1)	Also includes amortization of deferred financing fees.

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures related primarily to the construction of new stores. Historically, we have financed these requirements from internally generated cash flow, supplemented with short-term financing. We believe that the cash generated by operations, together with the borrowing availability under our 2009 revolving credit facility (described below), will be sufficient to meet our working capital needs for the next twelve months, including investments made and expenses incurred in connection with our store growth plans, systems development and store improvements.

We plan to spend up to $18 million in capital expenditures during Fiscal 2009, of which up to $14 million will be in connection with our store growth and improvement plans with the remainder of $4 million being used for all other capital expenditures. Of the total capital expenditures projected for Fiscal 2009, we have already invested $13.8 million during the six months ended June 27, 2009. We plan to open between 35 and 40 new stores during Fiscal 2009, of which we have already opened 25 stores as of June 27, 2009. We plan to open 35 to 45 stores in Fiscal 2010, which will require approximately $15.0 million in capital expenditures. Our working capital requirements for merchandise inventory will continue to increase as we continue to open additional stores. Despite the recent challenges obtaining credit from the tightened global credit markets, we feel our new revolving credit facility (entered into on September 25, 2009, as discussed elsewhere in this document) will provide us with sufficient liquidity through September 2013, giving us an additional two years of liquidity as compared to our previous facility which we terminated on September 24, 2009. Additionally, 30 day payment terms have been extended to us by some of our suppliers allowing us to effectively manage our inventory and working capital.

We were in compliance with all debt covenants as of June 27, 2009. At June 27, 2009, we had $2.1 million in cash and cash equivalents and $59.9 million in working capital. At December 27, 2008, we had $1.6 million in cash and cash equivalents and $52.3 million in working capital.

During Fiscal 2008 we spent approximately $27.9 million, out of the $31.9 million of total capital expenditures, in connection with our store growth and improvement plans. We opened 62 new stores during Fiscal 2008, and closed two stores. Our working capital requirements for merchandise inventory will continue to increase as we continue to open additional stores. Currently, our practice is to establish an inventory level of $165,000 to $185,000 at cost for each of our stores, a portion of which is vendor-financed based upon agreed credit terms.

Cash Provided by (Used in) Operating Activities

Cash provided by operating activities was $23.4 million for the six months ended June 27, 2009, as compared to $4.9 million of cash provided by operating activities for the six months ended June 28, 2008. The $18.5 million increase in cash flows from operating activities is primarily due to an increase in our net income, as well as decreases in expenditures on inventory and on our accounts payable for the six months ended June 27, 2009, as compared to the six months ended June 28, 2008. The decrease in changes to our inventory is attributable to an increase in our inventory efficiency, as we require less lead time to fulfill a retail store’s needs, as well as due to the planned decrease in new store openings in the coming months relative to the same period last year, as we increased our inventory in anticipation of the numerous store openings which occurred during Fiscal 2008. The decrease in changes to our accounts payable in Fiscal 2009 was primarily due to increasing the frequency of payments to our trade vendors beginning in Fiscal 2008 to align with accelerated payment terms.

Cash provided by operating activities was $19.6 million and $20.6 million during Fiscal 2008 and Fiscal 2007, respectively. This decrease was primarily a result of a decrease in changes to our accounts payables of $19.6 million, to take advantage of favorable payment terms by our suppliers, offset in part by an increase in our net income and a decrease in inventory expenditures in Fiscal 2008 compared to Fiscal 2007.

Cash provided by operating activities was $20.6 million and $16.8 million for the fiscal years ended December 29, 2007 and December 30, 2006, respectively. This increase was primarily a result of an increase in our net income and increases in changes to our accounts payables of $9.8 million which were offset in part by an increase in changes to inventory of $7.6 million in Fiscal 2007 compared to Fiscal 2006.

Cash (Used in) Investing Activities

Net cash used in investing activities during the six months ended June 27, 2009, was $13.8 million, compared to $16.6 million during the six months ended June 28, 2008. Capital expenditures during the six months ended June 27, 2009, were used for the construction of 25 new stores, and improvements to exiting stores. During the six months ended June 28, 2008, capital expenditures were used for the construction of 20 new stores, as well as the construction in progress for approximately 30 new stores which were opened in the following two quarters in Fiscal 2008. In addition, investing activities during the first two quarters of Fiscal 2008 included the $3.0 million asset purchase related to our Florida stores.

Net cash used in investing activities during Fiscal 2008 and Fiscal 2007 was $35.4 million and $14.1 million, respectively. The increase in cash used in investing activities of $21.3 million was primarily due to opening 26 more stores in Fiscal 2008 as compared to Fiscal 2007, as well as the acquisition of $3.5 million of intangible assets (as discussed in Note 4 to our Financial Statements) in the same period.

Net cash used in investing activities during Fiscal 2007 and Fiscal 2006 was $14.1 million and $13.6 million, respectively. The increase in cash used in investing activities of $0.5 million was primarily due to opening four more stores in Fiscal 2007 as compared to Fiscal 2006.

Cash (Used in) Provided by Financing Activities

Net cash used in financing activities was $9.1 million for the six months ended June 27, 2009, as compared to net cash provided by financing activities of $11.9 million for the six months ended June 28, 2008. The $21.1 million change in cash flows from financing activities was due primarily to net repayments to our revolving credit agreement during the six months ended June 27, 2009, compared to net borrowing during the first six months of Fiscal 2008.

Net cash provided by financing activities was $16.0 million in Fiscal 2008, compared to $6.5 million of net cash used in financing activities during Fiscal 2007. The increase in net cash provided by financing activities was primarily due to net borrowings of $17.0 million from our revolving credit facility during Fiscal 2008, compared to our paying down a net of $6.5 million on our revolving credit facility during Fiscal 2007.

Net cash used in financing activities was $6.5 million in both Fiscal 2007 and Fiscal 2006. During Fiscal 2007, we paid down $10.5 million on our revolving credit facility, after borrowing an additional $4.0 million, as we had sufficient working capital to fund our operations.

2005 Senior Notes

On November 7, 2005, we completed our Notes offering for $165 million. The indenture governing the Notes restricts the ability of Vitamin Shoppe Industries Inc. and VS Direct Inc. to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with affiliates, enter into sale and lease back transactions, merge, or consolidate or transfer or sell assets.

Revolving Credit Facility

On November 15, 2005, Vitamin Shoppe Industries Inc. entered into its $50.0 million Revolving Credit Facility, and Vitamin Shoppe Industries Inc. has the option to increase or decrease the facility size by $25.0 million, subject to certain conditions. The availability under the credit facility is subject to a borrowing base calculated on the basis of certain eligible accounts receivable from credit card companies and inventory of Vitamin Shoppe Industries Inc. and VS Direct Inc. The obligations thereunder are secured by a security interest in substantially all of the assets of Holdings, Vitamin Shoppe Industries Inc. and VS Direct Inc. In addition, if the foregoing cannot make payments to the Revolving Credit Facility when they become due, VS Parent, Inc. has guaranteed the Revolving Credit Facility and must make payments on their behalf. The credit facility provides for affirmative and negative covenants affecting Vitamin Shoppe Industries Inc., VS Holdings, Inc. and VS Direct Inc. The credit facility restricts, among other things, our ability to incur indebtedness, create or permit liens on our assets, declare or pay dividends and certain other restricted payments, consolidate, merge or recapitalize, acquire or sell assets, make certain investments, loans or other advances, enter into transactions with affiliates, change our line of business, and restricts the types of hedging activities we can enter into. The credit facility has a maturity date of November 15, 2010. The unused available line of credit under the Revolving Credit Facility at June 27, 2009 was $39.6 million.

The borrowings under our Revolving Credit Facility accrue interest, at our option at the rate per annum announced from time to time by the agent as its “prime rate,” or at a per annum rate equal to between 1.25% and 1.75% (depending on excess availability) above the adjusted Eurodollar rate. The combined weighted average interest rate from December 27, 2008 through June 27, 2009 was 2.44%. The combined weighted average annual interest rate in Fiscal 2008 was 4.06%.

VS Direct Inc. and VS Holdings, Inc. provided guarantees in respect of our obligations under our Revolving Credit Facility, and Vitamin Shoppe Industries Inc. and VS Holdings, Inc. have provided guarantees in respect of VS Direct Inc.’s obligations under our Revolving Credit Facility.

We entered into an interest rate swap during December 2005 on a portion of our Notes, which qualifies for hedge accounting under Statement of Financial Accounting Standards (“SFAS”) No. 133. The swap’s fair market value of $(4.4) million at December 27, 2008 and $(3.5) million at June 27, 2009, is recorded in other long-term liabilities on the condensed consolidated balance sheets. Of the increase in market value of $0.9 million in Fiscal 2009, $0.6 million is recorded in other comprehensive income, and $0.3 million is recorded in deferred tax liabilities.

On September 25, 2009, we entered into a new revolving credit facility, and simultaneously terminated our existing credit facility that was entered into on November 15, 2005. The terms of the credit facility extend through September 2013, with a potential termination in August 2012, based upon certain levels of indebtedness at that time, and allow us to borrow up to $50.0 million subject to the terms of the facility. Similar to our previous credit facility, the availability under the new credit facility is subject to a borrowing base calculated on the value of certain accounts receivable from credit card companies as well as the inventory of Vitamin Shoppe Industries Inc. and VS Direct Inc. The obligations thereunder are secured by a security interest in substantially all of the assets of Holdings, Vitamin Shoppe Industries Inc. and VS Direct Inc. The credit facility provides for affirmative and negative covenants affecting Vitamin Shoppe Industries Inc., VS Holdings, Inc. and VS Direct Inc. The credit facility restricts, among other things, our ability to incur indebtedness, create or permit liens on our assets, declare or pay dividends and certain other restricted payments, consolidate, merge or recapitalize, acquire or sell assets, make certain investments, loans or other advances, enter into transactions with affiliates, change our line of business, and restricts the types of hedging activities we can enter into. The credit facility has a maturity date of September, 2013. The unused available line of credit under the Revolving Credit Facility at September 29, 2009 was $40.5 million. The borrowings under our Revolving Credit Facility accrue interest, at our option at the rate per annum announced from time to time by the agent as its “prime rate,” or at a per annum rate equal to 2.50% above the adjusted Eurodollar rate.

Additionally, under the terms of our interest rate swap, concurrent with the termination of our former credit facility, our interest rate swap was cancelled on September 25, 2009, at cost of $3.1 million.

Contractual Obligations and Commercial Commitments

As of June 27, 2009, our lease commitments and contractual obligations are as follows (in thousands):

Fiscal year ending	Total	Operating Leases (1)	Capital Lease Obligation, Including Interest	Long-Term Debt	Interest Payments (2)	Revolving Credit Facility
Remainder of Fiscal 2009	$43,935	$33,994	$803	$—	$9,138	$—
2010	97,465	69,081	1,607	—	18,277	8,500
2011	85,514	65,732	1,505	—	18,277	—
2012	244,113	63,058	824	165,000	15,231	—
2013	56,641	56,641	—	—	—	—
Thereafter	146,937	146,937	—	—	—	—

	$674,605	$435,443	$4,739	$165,000	$60,923	$8,500

(1)	The operating leases included in the above table do not include contingent rent based upon sales volume, which represented less than 1% of our minimum lease obligations during the first six months of Fiscal 2009. In addition, the operating leases do not include common area maintenance costs or real estate taxes that are paid to the landlord during the year, which combined represented approximately 17.3% of our minimum lease obligations for the six months ended June 27, 2009.
(2)	Interest payments are based upon the prevailing interest rates at June 27, 2009, net of projected activity arising from our hedging activities which cease in 2011. Interest payments do not include interest expense related to our Revolving Credit Facility due to its revolving nature.

We have an aggregate contingent liability of up to $2.1 million related to potential severance payments for five executives as of June 27, 2009 pursuant to their respective employment agreements. We have an aggregate contingent liability of up to $1.9 million related to potential severance payments for eight employees as of June 27, 2009 following a change in control pursuant to their respective employment agreements. These potential severance payments are not reflected in the table above.

Excluded from the above commitments is $4.4 million of long-term liabilities related to uncertain tax positions pursuant to FIN 48, due to the uncertainty of the time and nature of resolution.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into or disclosed on our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Effects of Inflation

We do not believe that our sales or operating results have been materially impacted by inflation during the periods presented in our financial statements. There can be no assurance, however, that our sales or operating results will not be impacted by inflation in the future.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” (“SFAS No. 161”). SFAS No. 161 requires entities to provide enhanced disclosures for derivative activities and hedging activities with regards to the reasons for employing derivative instruments, how they are accounted for, and how these instruments affect an entity’s financial position, financial performance, and cash flows. We adopted the provisions of SFAS No. 161 in the first quarter of Fiscal 2009. The adoption of SFAS No. 161 did not have a material impact on our financial condition, results of operations or cash flows.

Effective December 30, 2007, we adopted certain provisions of SFAS No. 157, “Fair Value Measurements,” that apply to certain financial assets and liabilities. This statement defines and establishes a framework for measuring fair value, and expands fair value disclosures. It does not require any new fair value measurements. The intent of this statement is to increase consistency of definitions and comparability of methods of fair value measurements, as well as to enhance fair value disclosure. SFAS No. 157, as amended by FASB Staff Position 157-2 (“FSP 157-2”), requires that the remaining provisions, which apply to nonfinancial assets and nonfinancial liabilities, were effective in the first quarter of Fiscal 2009. The adoption of the remaining provisions of SFAS No. 157 and FSP 157-2 did not have a material impact on our financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)),” SFAS No. 141(R) attempts to improve the relevance and comparability of the information included in companies’ financial reports regarding business combinations and their effects. The provisions of SFAS 141(R) were effective in the first quarter of Fiscal 2009. The adoption of SFAS 141(R) did not have an impact on our current financial condition, results of operations or cash flows. However, we cannot determine the future impact, if any, the adoption will have on our financial condition, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are primarily exposed to interest rate risks. Other than on our Notes, which carry a floating interest rate, we do not use derivative financial instruments in connection with these market risks. Our risk management activities are described below.

Our market risks relate primarily to changes in interest rates. Our Revolving Credit Facility and Notes carry floating interest rates that are tied to the London Interbank Offered Rate (“LIBOR”) and the prime rate and, therefore, our statements of operations and our cash flows will be exposed to changes in interest rates. A one percentage point increase in LIBOR would cause an increase to the interest expense on our Notes of approximately $0.8 million, as the total potential increase of $1.7 million would be offset by our hedging activities described in the paragraph below. Additionally, a one percentage point increase in LIBOR would cause an increase to the interest expense on our revolving credit facility of $0.1 million based on the balance of our Revolving Credit Facility as at June 27, 2009.

We historically have engaged in interest rate hedging activities related to our floating rate debt. In December 2005, we entered into an interest rate swap on a portion of our Notes, the fair market value of which was $(4.4) million at December 27, 2008 and $(3.5) million at June 27, 2009, which is recorded in other long-term liabilities on the condensed consolidated balance sheets.

BUSINESS

Overview

We are a leading specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. For each of the past five years, we have been the second largest in retail sales and the fastest growing national VMS specialty retailer. We market over 700 different nationally recognized brands as well as our proprietary Vitamin Shoppe, BodyTech and MD Select brands. We believe we offer the greatest variety of products among VMS retailers with approximately 8,000 SKUs offered in our typical store and an additional 12,000 SKUs available through our internet and other direct sales channels. Our broad product offering enables us to provide our target customers with a selection of products not readily available at other specialty VMS retailers or mass merchants, such as drugstore chains and supermarkets. We target the dedicated, well-informed VMS consumer and differentiate ourselves by providing high quality products at competitive prices in an educational and high-touch customer service environment. We believe our extensive product offering, together with our well-known brand name and emphasis on product education and customer service, help us bond with our target customer and serve as a foundation for strong customer loyalty.

We sell our products through two business segments: retail and direct. In our retail segment, we have leveraged our successful store economic model by opening a total of 171 new stores from the beginning of Fiscal 2005 through Fiscal 2008. Over the past five years, we have expanded our presence in our existing markets as well as entered many new markets such as California, Texas, Michigan, and Hawaii. As of September 25, 2009, we operated 434 stores in 37 states and the District of Columbia, located in high-traffic regional retail centers.

We also sell our products directly to consumers through our websites, including www.vitaminshoppe.com, www.bodytech.com, and our catalog. Our websites and our catalog complement our in-store experience by extending our retail product offerings with an additional 12,000 SKUs that are not available in our stores and by enabling us to access customers outside our retail markets and those who prefer to shop online. In 2008, we increased the number of active online customers by approximately 60,000 to more than 460,000.

We have grown our net sales from $436.5 million in Fiscal 2005 to $601.5 million in Fiscal 2008, representing a CAGR of 11.3%. We have achieved positive comparable store sales for 15 consecutive years (prior to which we did not track comparable store sales) and have grown our retail sales from $362.2 million in 2005 to $522.5 million in 2008, representing a CAGR of 13.0%. We believe our industry performs well through economic cycles, including the current economic recession, and we have generated comparable store sales increases of 6.2% in each of 2007 and 2008, and 4.7% and 7.2% for the quarters ended June 27, 2009 and June 28, 2008, respectively.

Our company was founded as a single store in New York, New York in 1977. Our Vitamin Shoppe branded products were introduced in 1989. We were acquired in November 2002 by IPC and other investors.

Industry

According to the 2009 Supplement Business Report issue of Nutrition Business Journal (“NBJ”), sales of nutritional supplements in the United States in 2008 were approximately $5.2 billion representing a 4.9% CAGR between 2001 and 2008. The U.S. nutritional supplement category is comprised of vitamins ($8.5 billion), herbs / botanicals ($4.8 billion), specialty / other ($4.5 billion), meal supplements ($2.5 billion), sports nutrition ($2.7 billion) and minerals ($2.1 billion). The NBJ forecasts 5.5% average annual growth for U.S. nutritional supplement sales through 2014 driven primarily by consumption by the over 50 demographic, including Baby Boomers who seek to improve their health and wellness and treat and prevent disease and illness cost effectively.

The VMS industry in the United States is highly fragmented, and according to the NBJ and public filings with the SEC, no single industry participant accounting for more than 4% of total industry sales in 2007. Retailers of VMS products primarily include specialty retailers and mass merchants, such as supermarkets and drugstore chains. The specialty retailers typically cater to the more sophisticated VMS customer by focusing on selection and customer service, while the mass merchants generally offer a limited assortment comprised of more mainstream products, with less customer care. Specialty retailers comprised the largest segment of the market in 2008, with 37% market share, which is expected to grow by 4.5% annually through 2014, according to the NBJ.

According to the NBJ, growth in the U.S. nutritional supplement industry has been led by specialty supplements, which have grown due to increasing popularity of condition-specific products, including glucosamine / chondroitin (for joint health), homeopathics (for miscellaneous conditions), essential fatty acids (for cardiovascular health), CoQ10 (for energy and cardiac health), vitamin D (for bone support through better calcium absorption) and acidophilus (for digestive health). Consumers use nutritional supplements to improve their lifestyles, treat specific health conditions, and keep themselves feeling younger and more active. From 2008 to 2014, the U.S. specialty supplement product category is expected to grow at a 4.5% CAGR, or approximately 42% faster than the overall industry. The specialty supplements product category represented 17.9% of the total U.S. nutritional supplement industry in 2008. By way of comparison, specialty supplements, the fastest growing product category in the VMS industry, generated 29.2% of our Fiscal 2008 net sales. We over-index our concentration in specialty supplements to focus on target customers who emphasize health and wellness as part of their lifestyle.

Sports nutrition product represented approximately 10.7% of the total U.S. nutritional supplement industry in 2008. By way of comparison, sports nutrition products generated 28.3% of our Fiscal 2008 net sales. We believe our sports nutrition offering emphasizes products such as protein powders which appeal to our customers’ emphasis on health and wellness rather than products taken in conjunction with a body building regimen. From 2008 to 2014, the sports nutrition product category is expected to grow at a 5.5% CAGR, representing the second fastest growing product category in the VMS industry.

We believe that one of the primary trends driving the growth in the industry is the aging U.S. population. The total U.S. population of people 50 and older is expected to increase to 115 million people in 2018 from 94 million people in 2008, a CAGR of 2.0%, which is nearly three times the overall population growth rate. The aging Baby Boomer generation comprises a significant and increasing part of the 50 and older population.

Competitive Strengths

We believe we are well positioned to capitalize on the favorable VMS industry dynamics as a result of the following competitive strengths:

Most Extensive Product Selection Including a Strong Assortment of Proprietary Brands.    We believe we market the broadest product selection in the VMS industry with over competitively-priced 20,000 SKUs from a combination of over 700 different nationally recognized brands and our proprietary Vitamin Shoppe, BodyTech and MD Select brands. Our typical store carries approximately 8,000 SKUs, with approximately 12,000 SKUs available through our direct business. We offer high-quality, nationally recognized brands such as Natures Plus®, Solgar®, Country Life®, Nature’s Way®, and Solaray®, and our Vitamin Shoppe proprietary brand. We also carry smaller, more exclusive high end brands such as Optimum®, Garden of Life®, New Chapter®, and Life Extension™. Additionally, we offer hard-to-find doctors’ brands including Cardiovascular Research, Allergy Research, American Biologics and Pioneer.

Included in our broad product assortment is our proprietary brand merchandise sold under the Vitamin Shoppe, BodyTech and MD Select brands. Our selection of approximately 1,100 SKUs of proprietary brand merchandise, which accounted for approximately 25% of our net sales in Fiscal 2008, provides our customers the opportunity to purchase VMS products at great value while affording us higher gross margins. Our MD Select brand offers a premium product with a condition-specific focus while our Vitamin Shoppe brands offer a broad selection with a focus on specialty supplements. Our BodyTech brand is focused on sports nutrition. We are continuing to grow our proprietary merchandise product assortment by increasing our focus on sports nutrition, probiotics and essential fatty acids.

In addition, unlike other VMS specialty retailers, we merchandise our product offering by intended use such as “Heart Wellness” and “Joint Support” rather than by brand. This merchandising approach allows us to address our customers’ desire for health and wellness more fully and efficiently than other specialty VMS retailers and mass merchants, such as supermarkets and drugstore chains, while limiting our dependence on the continued success on any single brand or product. Also, our merchandise assortment and sales are concentrated in the two fastest growing product categories in the VMS industry: specialty supplements and sports nutrition. In Fiscal 2008, no single product sub-category accounted for more than 6% of our net sales, and no single third-party brand accounted for more than 3% of our net sales.

Value-Added Customer Service.    We believe we offer the highest degree of customer service in the VMS retail industry, aided by the deep product knowledge of our store associates, whom we refer to as “health enthusiasts.” We believe customer service is a very important component of a VMS consumer’s shopping experience, particularly for specialty supplement purchases. We staff our stores with highly experienced and knowledgeable associates (many of whom are regular and informed nutritional supplement users) who assist our customers in product selection. We place a strong emphasis on employee training and customer service and view our sales associates as health and wellness information stewards who educate our customers while assisting them with their purchases. We ensure the consistency of our high-quality customer service by training our store associates and management (including the direct customer care team) through Vitamin Shoppe University, a web-based interactive training program which includes online courses on product knowledge, customer service and management skills. Along with Vitamin Shoppe University, we provide our associates with up-to-date news and information on VMS products through proprietary newsletters, proprietary magazines, and daily sales meetings, empowering them to provide more value-added assistance to our customers.

Our stores offer extensive access to VMS information as they are equipped with a computer terminal and web access to www.vitaminshoppe.com, offering our customers health and wellness information as well as access to our complete product line. Our stores also offer “Health Notes” (an internet-based guide to health and VMS products that also provides information on the interaction of drugs and supplements) and reference materials.

Highly Refined Real Estate Strategy.    We apply demanding criteria to our retail site selection. We locate our stores exclusively in attractive stand-alone locations or endcap (corner) positions in retail centers available in the markets in which we compete, rather than in enclosed malls, secondary or tertiary shopping centers. Our stores are situated in highly visible locations generally within a 16 minute travel time of more than 50,000 households with a high auto traffic or pedestrian count. Our stores are not dependent on either shopping mall or general shopping center traffic for our customer traffic. We typically seek both urban and suburban locations in high traffic areas with easy access, ample drive-up parking, optimal visibility from a major roadway and strong impact signage. Management believes that the location and visibility of our real estate is our single most effective and efficient customer acquisition strategy. Our research indicates that 66% of our new customers are attained as a result of seeing one of our stores. Our high profile locations and prominent signage reduce our dependency upon traditional advertising to drive customer traffic and brand awareness, which in turn reduces our need to cluster stores to achieve advertising economies of scale. Our retail store concept has proven successful throughout the country in both suburban and urban areas.

Attractive, Loyal Customer Base.    We have a large and growing base of loyal customers who proactively manage their long-term health and wellness through the use of supplements. Many of our customers form relationships with store managers and associates who help educate and guide them through their shopping experience. In addition, our no-fee Healthy Awards Program promotes brand loyalty among our customers and allows our customers to earn points redeemable for future purchases, approximately 70% of which are redeemed annually. Our Healthy Awards Program customers accounted for 87% of our overall sales in Fiscal 2008. The number of our top customers, defined by shopping frequency and annual dollars spent, grew approximately 14% to 383,000 in 2008 compared to 336,000 in 2007. These customers spend approximately four times as much as our average customers. We signed up approximately 920,000 new Healthy Awards members in our new and existing stores in 2008. The number of active members has grown to approximately 3.3 million currently from 1.0 million in 2002. Our Healthy Awards Program is a valuable tool providing us with marketing and merchandising information on customer buying habits and market trends, as well as demographic information used to select future store locations.

Multi-Channel Retailer.    We are a multi-channel retailer, distributing products through our retail stores, our websites and our catalog, enabling us to access customers outside our retail markets and those who prefer to shop online. This business model affords us multiple touch points with our customers, allows us to reach our customers where they prefer to shop and to gather data and communicate with them in person, through our call center and via the web. Our direct business provides data on our customers’ purchasing patterns that we use to enhance our email and direct mail marketing efforts as well as assist in selecting optimal future store locations. We believe this multi-channel approach, and the marketing capabilities made possible through them, have and will continue to allow us to build customer loyalty.

Experienced Management Team with Proven Track Record.    We have assembled a management team with extensive experience across a broad range of disciplines in building leading specialty retailers. Richard L. Markee previously served as non-executive Chairman of the board of directors since April 2007 and has served as Chairman and Chief Executive Officer since September 2009. He previously served in various executive capacities at Toys “R” Us, including as President of Babies “R” Us and Vice Chairman of Toys “R” Us, Inc. Mr. Markee also served as interim Chief Executive Officer of Toys “R” Us and its subsidiaries. Anthony Truesdale joined as our President and Chief Merchandising Officer in April 2006 after serving as Senior Vice President of Merchandising and Supply Chain Management of Petsmart, Inc. Louis H. Weiss joined as our Vice President, Internet and Catalog Business in December 2006 after serving as President of Gaiam Direct, the direct marketing unit of Gaiam Inc. Michael G. Archbold joined as our Executive Vice President, Chief Operating Officer and Chief Financial Officer in April 2007 after serving as Executive Vice President, Chief Financial and Administrative Officer of Saks Fifth Avenue and Executive Vice President/Chief Financial Officer of AutoZone.

Growth Strategies

We plan to execute several strategies in the future to promote our revenue growth, capture market share and drive operating income growth, including:

Expand Our Store Base.    We believe we have a highly attractive economic model for our new stores. We plan to aggressively expand our store base over the next five years, which we believe will complement the maturation of the 171 stores we have opened since January 1, 2005. We opened 62 stores in Fiscal 2008. We plan to open a total of between 35 and 40 stores in Fiscal 2009 (of which 28 were opened as of August 22, 2009) and increase our store base by approximately 10% annually thereafter. Over the next three years, we plan to locate a substantial majority of our new stores in existing markets or states. Based upon our operating experience and research conducted by The Buxton Company, we are confident that the U.S. VMS market can support over 900 Vitamin Shoppe stores operating under our current format. We also plan to explore store opening opportunities outside the United States in the next five years.

Grow Our Loyal Customer Base.    We plan to continue to grow our loyal customer base through more focused marketing initiatives and by leveraging our direct business.

Marketing Initiatives.    We have completed extensive research with our no-fee Healthy Awards Program, and we expect this knowledge to help us to enhance the efficacy of our marketing initiatives. Our customers in our Healthy Awards Program accounted for approximately 87% of our total sales in Fiscal 2008, with our top 383,000 customers in this program, defined by shopping frequency and annual dollars spent, spending four times as much as our average customer. In addition, we will continue to utilize our market activation strategies in conjunction with new store openings to accelerate our acquisition of new customers. Through market activation campaigns, we reach out to local businesses, gyms and doctors’ offices to attract new customers. We believe that this strategy helps us activate and retain loyal customers.

Leverage Our Direct Business.    We intend to grow our direct business through more sophisticated customer acquisition and marketing efforts to online customers. We continue to invest in technology to enhance our direct business by further personalizing the web experience for our customers at our websites, including www.vitaminshoppe.com. We recently implemented a new web platform that improved our customer tracking capabilities and will provide new features such as creating automatically-generated emails to customers that remind them to replenish their supply based on date of last purchase and building affinities across product groups so that complementary products are automatically recommended to customers based on their current purchase. In addition, we intend to focus our customer acquisition strategy on attracting and retaining more loyal customers who will be drawn to the broad range of products and educational content we plan to provide on our principal website, www.vitaminshoppe.com, as opposed to customers who are only focused on the lowest prices. In so doing, our goal is to create, better serve and retain more loyal customers. By continuing to provide a broad assortment of products with an enhanced sense of community, we expect to continue to grow our loyal customer base.

Continue to Improve Store Productivity.    We plan to generate higher sales productivity through refined merchandising and pricing initiatives. For example, we have implemented a sophisticated replenishment methodology which we believe will continue to increase our return on inventory investment and improve our in-stock position. We believe that implementing this and other merchandising and pricing strategies will enhance the productivity of our stores. In addition, in the beginning of 2008 we deployed a new store design, which enabled us to decrease our opening store inventory levels and offer enhanced feature areas increasing focus on our specialty products. Due to its success, we plan to continue to implement this design going forward.

Continue to Invest in Education and Knowledge of Our Employees.    Investing in associate training and providing employees with opportunities to grow within our company is essential to our growth strategy. We believe we provide the most comprehensive training program in the VMS industry and that our sales associates’ ability to provide greater, value-added assistance to our customers help us deliver a differentiated retail experience. To this end, we plan to continue to expand upon the scope and content of our training programs, migrate towards an incentive-based “Pay for Knowledge” compensation program and continue to invest in our Product Education Conference, which is one of the largest in the nation, and is attended by all District and Store Managers, where over 200 brands are represented. We utilize a “promote from within” employment culture in order to offer growth opportunities for our employees, reduce turnover, and provide predictable and sustainable human resources for our growth.

Sales Channels

Retail.    We believe we operate a unique retail store format in the VMS industry, which has been successful in diverse geographic and demographic markets, ranging from urban locations in New York City to suburban locations in Plantation, Florida and Manhattan Beach, California, as well as to resort locations in Hawaii. Our stores carry a broad selection of VMS products and are staffed with experienced and knowledgeable associates who are able to educate our customers about product features and assist in product selection. We are committed to high quality real estate and target attractive stand-alone locations or end cap (corner) positions in retail centers located in high traffic urban and suburban markets. We have intentionally chosen not to locate our stores in enclosed malls, secondary or tertiary shopping centers.

We operated 428 retail stores in the United States as of August 22, 2009. Since the beginning of 2005, we have aggressively pursued new store growth. From this time through August 22, 2009 we opened 199 new stores, expanding our presence in our existing markets as well as entering many new markets such as California, Texas, Michigan and Hawaii. The following table shows the change in our network of stores for the Fiscal Years 2006 through 2008, and the six months ended June 27, 2009 and June 28, 2008:

	Six Months Ended		Fiscal Year
	June 27, 2009	June 28, 2008	2008	2007	2006
Stores open at beginning of year	401	341	341	306	275
Stores opened	25	20	62	36	32
Stores closed	(1)	—	(2)	(1)	(1)

Stores open at end of year	425	361	401	341	306

We plan to open a total of between 35 and 40 new stores in Fiscal 2009 (of which 28 were opened as of August 22, 2009). Thereafter, we plan to increase our store base by approximately 10% annually. Over the next three years, we plan to locate a substantial majority of our new stores in existing markets or states. Thereafter, we would continue to place our new stores predominantly in these areas but be opportunistic with regard to locations in new markets or states. While we have no plans to extend our store base outside the United States today, we do plan to explore store opening opportunities in other territories and countries in North America in the next five years.

Our new retail store operating model, which is based on our historical performance, assumes a target store size of approximately 3,600 square feet that achieves sales per square foot of $230 in the first twelve months. Our target net investment to open a retail store is approximately $230,000, which includes the build-out costs and initial inventory net of payables. The model also reflects target pre-opening expenses of $50,000. This operating model targets a 93% pre-tax cash return on investment at maturity and an average annual pre-tax cash return on investment of greater than 50% over the four-year period. Our operating model also targets a breakeven cash flow contribution in the first year of operations and 16.6% cash flow contribution margin by the fourth year of operation. Our stores typically require four years to mature, generating lower store level sales and store contribution in the initial years than our mature stores.

Direct.    Our direct segment consists of our Internet and catalog operations. The direct segment enables us to service customers outside our retail markets and provides us with data that we use to assist us in the selection of future store locations.

We currently obtain customer information from 100% of our Internet and catalog customers. As of June 27, 2009, our customer database contained approximately 8.8 million individual customer names, of which 3.4 million were households that placed an Internet or catalog order with us or made a store purchase from us within the previous 12 months.

Since 1998, our principal website located at www.vitaminshoppe.com has allowed our customers to purchase our merchandise over the Internet. Our principal website features our full assortment of SKUs and includes free educational and product information via our Health Notes periodical. We educate prospective and current Vitamin Shoppe online customers regarding product features and assist in product selection. Our principal website also includes marketing and promotional offers such as “Special”, “Sale”, and “New” items, as well as “Compare and Save”. We believe these marketing and promotional programs, which are exclusive to our Internet operations, helps us increase the unit count and dollar volume of the average Internet basket. In Fiscal 2009 and beyond, we expect to continue enhancing our website functionality by introducing more sophisticated community elements to www.vitaminshoppe.com, such as live chat with a Vitamin Shoppe customer service representative and online chat with other loyal Vitamin Shoppe customers.

Properties

The following table reflects our current store count by state:

State	Stores Open at September 25, 2009	State	Stores Open at September 25, 2009
Alabama	2	Minnesota	3
Arizona	8	Missouri	1
California	54	Nevada	3
Colorado	8	New Hampshire	2
Connecticut	7	New Jersey	23
Delaware	2	New Mexico	2
District of Columbia	2	New York	59
Florida	53	North Carolina	12
Georgia	10	Ohio	10
Hawaii	5	Oregon	4
Idaho	1	Pennsylvania	12
Illinois	19	Rhode Island	1
Indiana	7	South Carolina	7
Kansas	2	Tennessee	6
Kentucky	3	Texas	38
Louisiana	3	Vermont	1
Maryland	13	Virginia	20
Massachusetts	10	Washington	5
Michigan	10	Wisconsin	6

		Total	434

As of September 25, 2009, we leased the properties for all of our 434 stores. Our typical lease terms are ten years, with one to two five-year renewal options. We do not believe that any individual store property is material to our financial condition or results of operations. Of the leases for our stores, one expires in Fiscal 2009, six expire in Fiscal 2010, 17 expire in Fiscal 2011, 29 expire in Fiscal 2012, 62 expire in Fiscal 2013, and the balance expire in fiscal 2014 or thereafter. We have options to extend most of these leases for a minimum of five years. We opened 35 stores as of September 25, 2009, and executed 16 leases as of August 22, 2009 for planned store openings throughout the rest of 2009 and 2010.

In April 2004, we consolidated our existing warehouse and distribution centers and corporate headquarters into a new, leased, 230,000 square-foot state-of-the-art facility. The initial lease term for the facility (which commenced in 2002) is for 15 years, with one five-year renewal option. Our warehouse has the capacity to support 550 retail stores.

We believe that all of our current facilities are in good condition and are suitable and adequate for our current and reasonably anticipated future needs.

Products

We believe we market the broadest product selection in the VMS industry with over 20,000 SKUs from a combination of over 700 different nationally recognized brands and our proprietary Vitamin Shoppe, BodyTech and MD Select brands. Our typical store carries approximately 8,000 SKUs, with approximately 12,000 SKUs available through our direct business. We offer high-quality, nationally recognized brands such as Twinlab®, Solgar®, Country Life®, Nature’s Way®,, and Solaray® and our Vitamin Shoppe proprietary brand. We also carry smaller, more exclusive high end brands such as Optimum®, Garden of Life®, New Chapter®, and Life Extension™. Additionally, we offer hard-to-find doctors’ brands including Cardiovascular Research, Allergy Research, American Biologics and Pioneer.

Included in our broad product assortment is our proprietary brand merchandise sold under the Vitamin Shoppe, BodyTech and MD Select brands through which we offer our customers the opportunity to purchase VMS products at great value while affording us higher gross margins. In Fiscal 2008, sales of our 1,100 SKUs of our proprietary brand merchandise accounted for approximately 25% of our net sales. Our MD Select brand offers a premium product with a condition-specific focus while our Vitamin Shoppe brand offers a broad selection with a focus on specialty supplements. Our BodyTech brand is focused on sports nutrition. We are continuing to grow our proprietary merchandise product assortment by increasing our focus on sports nutrition, probiotics and essential fatty acids.

In addition, unlike other VMS specialty retailers, we merchandise our product offering by intended use such as Heart Wellness and Joint Support rather than by brand. This merchandising approach allows us to address our customers’ desire for health and wellness more fully and efficiently than other specialty VMS retailers, supermarkets, drugstore chains and other mass merchants while limiting our dependence on the continued success on any single brand or product. In addition, our merchandise assortment and sales are concentrated in the two fastest growing areas in the supplement business: specialty supplements and sports nutrition. We consider non-core products to be those products which contain stimulant and/or thermogenic ingredients. Today, our non-core products consist of thermogenic products, which account for only 3.2% of net sales during Fiscal 2008. During Fiscal 2008, no single product sub-category accounted for more than 6% of our net sales during Fiscal 2008.

Key Product Categories

Our two largest product categories are specialty supplements and sports nutrition. In Fiscal 2008, specialty supplements and sports nutrition represented 26.3% and 30.0% of total net merchandise sales, respectively.

Specialty Supplements

Specialty supplements help supply higher levels of nutrients than diet alone can provide, help people stay healthy, and support specific conditions and life stages such as childhood, pregnancy, menopause and aging. Categories of specialty supplements include essential fatty acids, probiotics and condition specific formulas. Certain specialty supplements, such as organic greens, psyllium fiber and soy proteins, are taken for added support during various life stages and are intended to supplement vital nutrients absent in an individual’s diet. Super antioxidants, such as Coenzyme Q-10, grapeseed extract and pycnogenol, are taken to address specific conditions. High ORAC (oxygen radical absorptive capacity) fruit concentrates like açai, gogi, mangosteen, pomegranate and blueberry are taken to supplement high levels of natural nutrients not available in modern diets. Other specialty supplement formulas are targeted to support specific organs, biosystems and body functions. For example, we offer Ultimate Memory Aid for brain function, Sleep Naturally for sleeplessness and various enzyme combinations for other support systems. We offer over 5,000 specialty supplement SKUs available in tablets, capsules, vegi-capsules, soft gels, gelcaps, sublingual and liquid forms.

Sports Nutrition

Our sports nutrition consumers include the sports enthusiast, weekend warrior, endurance athlete, marathoner and serious bodybuilder who seek products to help maintain or supplement a healthy lifestyle. These products are used in conjunction with cardiovascular conditioning, weight training and sports activities. Major categories in sports nutrition include protein and weight gain powders, meal replacements, nutrition bars, sport drinks and pre and post-workout supplements to either add energy or enhance recovery after exercise. We offer over 2,000 SKUs in sports nutrition in many convenient forms such as powders, tablets, capsules, soft gels and liquids.

Herbs and Botanicals

Herbs and botanicals offer a natural remedy and are taken to address specific conditions. Certain herbs can be taken to help support specific body systems, including ginkgo to support brain activity and milk thistle to help maintain proper liver function, as well as other less common herbs such as holy basil for stress relief, turmeric for inflammation support and black cohosh for menopause support. Herbal and botanical products include whole herbs, standardized extracts, herbs designed for single remedies, herb combination formulas and teas. With over 7,000 SKUs, a wide range of potency levels and multiple delivery systems, our customers have many choices to fit their individual needs. Our herb products are available in tablets, capsules, vegi-capsules, soft gels, gelcaps, liquids, tea bags and powders.

Vitamins and Minerals

Vitamins and minerals are taken to maintain health, proactively to improve health and in support of specific health conditions. These products help prevent nutrient deficiencies that can occur when diet alone does not provide all the necessary vitamins and minerals our bodies need. The vitamin and mineral product category includes multi-vitamins, which many consider to be a foundation of a healthy regime, lettered vitamins, such as Vitamin A, C, D, E, and B-complex, along with major and trace minerals such as calcium, magnesium, chromium and zinc. With over 4,000 SKUs, a wide range of potency levels and multiple delivery systems, our customers have many choices to fit their individual needs. Our vitamin and mineral products are available in tablets, capsules, vegi-capsules, softgels, gelcaps, liquids and powders.

Other

Our “Other” category represents all other product classifications we stock that do not fit within the previously described categories. These products include natural beauty and personal care, supplements, diet and weight management, as well as green living products which were newly added as of Fiscal 2008. Natural beauty and personal care products offer an alternative to traditional products that often contain synthetic and/or other ingredients that our customers find objectionable. Our customers choose these products over more traditional products because they contain organic and natural ingredients, are produced without the use of pesticides or animal testing and are more closely aligned with the health and wellness goals of our customers. Our wide variety of diet and weight management products range from low calorie bars, drinks and meal replacements to energy tablets, capsules and liquids. Our natural pet products include nutritionally balanced foods and snacks along with condition specific supplements such as glucosamine for joint health. We offer over 2,000 SKUs in our Other category.

Access to New Products and New Product Development

A key component of customer satisfaction is the introduction of new products. Over the last three fiscal years we have introduced over 1,200 new products each year, to provide the latest VMS products to our customers. We identify customer trends through interactions with our customers, attending trade shows, contacting vendors and generally being active within the marketplace. We maintain close relationships with our branded manufacturers, which allows us to be at the forefront of introducing new third-party branded products within the industry. In addition, we maintain a product development group that is staffed with employees who oversee our development of new proprietary products. We plan to develop 50 key products each year under Vitamin Shoppe brand and controlled labels. We incurred $1.4 million, $1.6 million and $1.9 million of research and development costs for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006, respectively.

Healthy Awards Program

Our Healthy Awards Program, which we established over 12 years ago, promotes brand loyalty among our customers and allows our customers to earn points redeemable for future purchases, approximately 70% of which are redeemed per year. Sales to our Healthy Awards Program customers represent 87% of our overall sales. We signed up approximately 920,000 new members in our new and existing stores in 2008. The number of active members has grown to approximately 3.0 million currently from approximately 1.0 million in 2002. Our Healthy Awards Program is a valuable tool providing us with marketing and merchandising information on customer buying habits and market trends, as well as demographic information used to select locations for future stores.

Suppliers and Inventory

We consider numerous factors in supplier selection, including, but not limited to, quality, price, credit terms, and product offerings. As is customary in our industry, we generally do not have long-term contracts with any supplier and most suppliers could discontinue selling to us at any time.

We strive to maintain sufficient inventory to enable us to provide a high level of service to our customers. Inventory, accounts receivable and accounts payable levels, payment terms and return policies are in accordance with standard business procedures. We maintain a distribution center which we use in conjunction with a just-in-time inventory ordering system that we use to replenish our stores based upon customer demand of a given product or products. Our working capital requirements for merchandise inventory will continue to increase as we continue to open additional stores. Currently, our practice is to establish an inventory level of approximately $165,000 to $185,000 in cost for each of our stores, a portion of which is vendor-financed based upon agreed credit terms, with the remainder being purchased in cash. Thirty day payment terms are extended to us by some of our suppliers allowing us to effectively manage our inventory and working capital. We believe that our buying power enables us to receive favorable pricing terms and enhances our ability to obtain high demand merchandise.

Nature’s Value, Inc. is the only supplier from whom we purchased at least 5% of our merchandise during Fiscal 2008, 2007 and 2006. We purchased approximately 7%, 10%, and 12% of our total merchandise from Nature’s Value, Inc. in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Warehouse and Distribution

Our state of the art warehouse facility provides operating space of approximately 180,000 square feet and gives us great control over supervision costs and distribution center related inventory levels. In addition, through a combination of improved technology, processes, controls and layout, we have greatly improved our pick accuracy rates and net inventory accuracy rates. With minor physical changes, systems enhancements and West Coast third party logistics solutions, we believe we have sufficient capacity for the next three to five years. We currently operate two shifts, seven days a week, and have the ability to expand our schedule and capacity to meet future demand in our facility.

Quality Control

The FDA is the regulatory authority charged with overseeing the products marketed by us and the products found in our stores. The FTC regulates the advertising of the products marketed by us and the products found in our stores.

Our Scientific and Regulatory Affairs (“S&RA”) department reviews all aspects of our Company’s FDA and FTC regulatory processes, ensuring compliance with regulations. We have established processes to review the underlying safety and efficacy of our Vitamin Shoppe and BodyTech branded products. These processes include review of the ingredients’ safety information, product formulation, product form, product labeling, the efficacy and claim support for the product and any marketing materials. All consumer communications that deal with product and health issues must be approved by S&RA prior to being disseminated to the public.

We have standard procedures whereby all potential Vitamin Shoppe contract manufacturers are reviewed and approved before they can supply any of our Vitamin Shoppe or BodyTech branded products. In addition, all potential new products are vetted and approved prior to being accepted into our Vitamin Shoppe or BodyTech branded product line.

Our three primary suppliers for our Vitamin Shoppe and BodyTech branded products are Nature’s Value, Inc., Main Street Ingredients, and Softgel Technology, Inc, which together produce over half of our Vitamin Shoppe and BodyTech branded products. We have long-term relationships with these suppliers of over ten years. There are numerous contract manufacturers in our industry and we do not believe it would be difficult to source our products from other vendors, should all of our three primary suppliers cease providing us with supplies. Our relationships with manufacturers require that all Vitamin Shoppe and BodyTech branded products not be adulterated or misbranded under any provisions of the Federal Food, Drug, and Cosmetic Act (“FDCA”) and the regulations promulgated thereunder. This includes, but is not limited to, compliance with applicable Good Manufacturing Practices (“GMP”). This means that ingredients in our products must be tested for identity, purity, quality, strength, and composition before being incorporated into our Vitamin Shoppe or BodyTech branded products, and that our final Vitamin Shoppe and BodyTech branded products must again be tested for identity, purity, quality, strength, and composition prior to being released. All of these products require a certificate of analysis, which includes certification to 100% of label claim.

We have established a standard quality control operating procedure that calls for on-site audits of our contract manufacturers’ facilities and processes, and have established an internal team that will audit each of these facilities and work with our contract manufacturers to resolve any noncompliance with dietary supplement GMP regulations. We require that our manufacturers have certificates of analysis (such as for microbe testing and label testing).

Additionally, we have established standard quality control operating procedures to review vendors of third-party products and require them to carry adequate insurance policies to satisfy our standards. We further review each new product proposed to be carried by us to assure the safety of the ingredients. We reject those products that we believe may be unsafe. Our third-party manufacturers and distributors and contract manufacturers deliver finished products to our warehouse and distribution center in New Jersey, which then supplies our retail and direct channels with products.

Competition

The U.S. nutritional supplements retail industry is highly competitive and fragmented. According to the NBJ and public filings with the SEC, no single retailer accounted for more than 5% of total industry sales in 2007. Competition is based primarily on quality, product assortment, price, customer service, marketing support and availability of new products. We compete with publicly and privately owned companies with broad geographical market coverage and product categories. We compete with other specialty and mass market retailers including Vitamin World®, GNC®, Whole Foods®, Costco® and Wal-Mart®, internet and mail order companies including Puritan’s Pride®, vitacost.com, Bodybuilding.com® , Doctors Trust®, Swanson® and iHerb® in addition to a variety of independent health and vitamin stores.

Insurance and Risk Management

We purchase insurance to cover standard risks in our industry, including policies to cover general and products liability, workers compensation, travel liability, auto liability and other casualty and property risks. Our insurance rates are based on our safety record as well as trends in the insurance industry.

We face an inherent risk of exposure to product liability claims in the event that, among other things, the use of our products results in injury. With respect to product liability coverage, we carry insurance coverage typical of our industry and product lines. Our coverage involves self-insured retentions with primary and excess liability coverage above the retention amount. We have the ability to refer claims to our contract manufacturers, third-party vendors and their respective insurers to pay the costs associated with any claims arising from such contract manufacturers’ or third-party vendors’ products. Our insurance covers any claims that are not adequately covered by a contract manufacturer’s or third-party vendor’s insurance and provides for excess secondary coverage above the limits provided by our contract manufacturers or third-party vendors. We believe we have obtained a prudent amount of insurance for the insurable risks associated with our business. Our experience is that our insurance costs have increased in the past, and may increase in the future.

Trademarks and Other Intellectual Property

We believe trademark protection is particularly important to the maintenance of the recognized proprietary brand names under which we market our products. We own material trademarks or trade names that we use in conjunction with the sale of our products, including the Vitamin Shoppe, BodyTech and MD Select brand names. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our intellectual property rights through a variety of methods including trademark and trade secret laws, as well as confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information. Protection of our intellectual property often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology and brands. The recorded value of our trademarks, which are indefinite lived intangible assets, was $68.7 million at December 27, 2008, and $68.2 million at December 29, 2007.

Employees

As of December 27, 2008, we had a total of 1,946 full-time and 1,168 part-time employees, of whom 2,612 were employed in our retail channel and 502 were employed in corporate, distribution and direct channel support functions. None of our employees belongs to a union or is a party to any collective bargaining or similar agreement. We consider our relationships with our employees to be good.

Environmental

We are subject to numerous federal, state, local and foreign laws and regulations governing our operations, including the handling, transportation and disposal of our products and our non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. Changes in environmental laws or the interpretation thereof or the development of new facts could also cause us to incur additional capital and operation expenditures to maintain compliance with environmental laws and regulations. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment without regard to fault or knowledge about the condition or action causing the liability. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties. The presence of contamination from such substances or wastes could also adversely affect our ability to utilize our leased properties. Compliance with environmental laws and regulations has not had a material effect upon our earnings or financial position; however, if we violate any environmental obligation, it could have a material adverse effect on our business or financial performance.

Legal Proceedings

Dwight Thompson v. The Vitamin Shoppe and Consolidated Actions.    The Company reclassified its California store managers as non-exempt employees in January 2004. On February 25, 2005, plaintiff Dwight Thompson (“Thompson”), a former store manager, filed suit on behalf of himself and other “similarly situated” current and former California store managers and assistant store managers in the Superior Court of the State of California for the County of Orange (“Orange County Superior Court”), alleging causes of action for alleged wage and hour violations, unfair business practices, unfair competition under Cal. Bus. & Prof. Code §§ 17000 et seq. (“UCL”) and penalties under the Labor Code Private Attorneys General Act, Cal. Labor Code §§ 2698 et seq. (“PAGA”) (the “Thompson Action”). Almost one year later, on July 7, 2006, the same group of plaintiffs’ attorneys who were representing Thompson filed another wage and hour lawsuit against The Vitamin Shoppe based on substantively identical allegations in the Orange County Superior Court, entitled Estel v. The Vitamin Shoppe Industries Inc. (Case No. 06CC07852) (the “Estel Action”). Plaintiffs in the Estel Action were already class members in the Thompson Action. In January 2008, the Court consolidated the Thompson and Estel actions. In the consolidated complaint, Plaintiffs assert nine claims for relief against the Company: (1) failure to pay overtime wages; (2) unfair business practices in violation of Cal. Bus. & Prof. Code §§ 17000 et seq.; (3) conversion; (4) failure to provide meal periods; (5) failure to provide rest periods; (6) unfair competition under the UCL; (7) failure to provide itemized wage statements; (8) failure to provide wages and accrued vacation upon termination; and (9) recovery of civil penalties under PAGA. Plaintiffs purport to bring their UCL and PAGA claims as representative actions and the remaining claims on behalf of a class composed of all current and former assistant managers and managers of the Company who were employed on or after April 14, 2006 (the “Amended Thompson Action”). The Company intends to defend the Amended Thompson Action vigorously and has filed a motion for summary judgment on the grounds that Dwight Thompson, the only named plaintiff to act as a class representative, lacks standing to pursue such class action claims and that he can not sustain a claim for PAGA penalties. At this time, the Company does not have sufficient information to determine the amount or range of any potential loss. Accordingly, as of June 27, 2009, the Company has not accrued any liabilities related to this litigation.

California District Attorney’s Letter.    On May 17, 2007, the Company received a letter from the Napa County (California) District Attorney alleging that six of the Company’s private label products contain levels of lead that, pursuant to California’s Proposition 65, Cal. Health & Safety Code section 25249.5 et seq., (“Proposition 65”) require the products to bear a warning when sold in California. The letter claims that 12 other public prosecutors in California, including the California Attorney General, “are involved in a joint investigation of dietary supplements containing lead in amounts that expose users to lead in excess of 0.50 micrograms (ug) per day.” The letter demands that the Company immediately cease all sales of these products in California unless it provides a warning to consumers. It also notes that Proposition 65 provides for civil penalties of up to $2,500 per violation per day. The Company has met with the California Attorney General and certain District Attorneys, and is investigating these allegations and consulting with its third-party suppliers of these products. The Company has withdrawn certain named products from the California market and has provided warnings with respect to other products still available in California pending discussions with the public prosecutors. The Napa County District Attorney has expressed concerns on several occasions as to the method of warning employed by the Company and the completeness of its implementation. The Company has revised its warnings and reviewed its procedures for implementing warnings. The Company has responded to all outstanding requests for information and has met in person with representatives of the Napa County District Attorney and the California Attorney General to attempt to resolve this matter. At this time it is premature to address any potential loss as a result of these claims, or the amount or range of potential loss. As of June 27, 2009, the Company has not accrued any liabilities related to this litigation.

The People of the State of California v. 21st Century Healthcare, Inc.    On October 22, 2008, a private enforcer named Vicky Hamilton sent over 70 manufacturers and retailers of multivitamin products, including the Company, various Sixty-Day Notices of Violation of Proposition 65, Cal. Health & Safety Code section 25249.5 et seq. alleging that certain products contain lead and lead compounds and were sold in California without a Proposition 65 warning threatening litigation pertaining to two of the Company’s multivitamin products. On December 23, 2008, the California Attorney General and nine California District Attorneys filed a complaint on behalf of the People of the State of California against a number of companies who received notices of violation from Ms. Hamilton, including the Company in Alameda County Superior Court. The action alleges violations of both Proposition 65 and the UCL and supplants the litigation Ms. Hamilton sought to bring against the Company on the claims stated in her Notice of Violation. Penalties under Proposition 65 may be assessed at the maximum rate of $2,500 per violation per day. Penalties under the UCL may be assessed at the same rate and are cumulative to those available under Proposition 65. Injunctive relief and attorneys fees are also available. The Company is investigating these claims and discussing them with the California Attorney General and District Attorneys. At this time it is premature to determine the extent of any potential loss. Accordingly, as of June 27, 2009, the Company has not accrued any liabilities related to this litigation.

The Company is party to various lawsuits arising from time to time in the normal course of business, many of which are covered by insurance. Except as described above, as of June 27, 2009, the Company was not party to any material legal proceedings. Although the impact of the final resolution of these matters on the Company’s financial condition, results of operations or cash flows is not known, management does not believe that the resolution of these lawsuits will have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

Government Regulation

The formulation, manufacturing, processing, labeling, packaging, advertising and distribution of our products are subject to regulation by several federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the DOA and the EPA. These activities are also regulated by various agencies of the states and localities in which our products are sold. Pursuant to the FDCA, the FDA regulates the processing, formulation, safety, manufacture, packaging, labeling and distribution of dietary supplements (including vitamins, minerals, and herbs) and cosmetics. The FTC has jurisdiction to regulate the advertising of these products.

The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). DSHEA established a new framework governing the composition, safety, labeling and marketing of dietary supplements. “Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. New dietary ingredients (i.e., not marketed in the U.S. prior to October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without being “chemically altered.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There is no certainty that the FDA will accept any particular evidence of safety for any new dietary ingredient. The FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients.

DSHEA permits “statements of nutritional support” to be included in labeling for dietary supplements without premarket FDA approval. Such statements must be submitted to the FDA within 30 days of marketing and must bear a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. A company that uses a statement of nutritional support in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA were to determine that a particular statement of nutritional support was an unacceptable drug claim or an unauthorized version of a disease claim for a food product, or if the FDA were to determine that a particular claim was not adequately supported by existing scientific data or was false or misleading, we would be prevented from using that claim.

In addition, DSHEA provides that so-called “third-party literature,” e.g. a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may be used “in connection with the sale of a dietary supplement to consumers” without the literature being subject to regulation as labeling. Such literature must not be false or misleading; the literature may not “promote” a particular manufacturer or brand of dietary supplement; and a balanced view of the available scientific information on the subject matter must be presented. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating such literature with our products, and any dissemination could subject our product to regulatory action as an illegal drug. The FDA in June 2007 adopted final regulations setting forth the GMP in manufacturing, packing, or holding dietary ingredients and dietary supplements which apply to the products we distribute and which are enforced by the FDA through its facilities inspection program. These regulations require dietary supplements to be prepared, packaged and held in compliance with strict rules, and require quality control provisions similar to those in the GMP regulations for drugs. We or our third party manufacturers have incurred and continue to incur additional expenses in complying with the new rules.

The FDA has broad authority to enforce the provisions of the FDCA applicable to foods, dietary supplements, and cosmetics including powers to issue a public warning letter to a company, to publicize information about illegal products, to request a recall of illegal products from the market, and to request the Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the United States courts. The regulation of foods, dietary supplements and cosmetics may increase or become more restrictive in the future.

Legislation has been passed that imposes substantial new regulatory requirements for dietary supplements. This new law imposes adverse event reporting, and some post-market surveillance requirements on the OTC and dietary supplement industries. Other legislation expected to be introduced in the current Congress could impose new requirements which could raise our costs and hinder our business.

The FTC exercises jurisdiction over the advertising of foods, dietary supplements and cosmetics. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. As a result of our efforts to comply with applicable statutes and regulations, we have from time to time reformulated, eliminated or relabeled certain of our products and revised certain provisions of our sales and marketing program. The FTC has broad authority to enforce its laws and regulations applicable to foods, dietary supplements and cosmetics, including the ability to institute enforcement actions which often result in consent decrees, injunctions, and the payment of civil penalties by the companies involved. Failure to comply with the FTC’s laws and regulations could impair our ability to market our products.

MANAGEMENT

The following table sets forth information regarding the board of directors of VS Parent, Inc. as of September 8, 2009. Prior to completion of this offering, we expect to consummate our corporate reorganization whereby VS Parent, Inc. will be merged with and into VS Holdings, Inc., with VS Holdings, Inc. being the surviving entity of the merger. A majority of the current directors of VS Parent, Inc. will become directors of the surviving entity, which will be renamed Vitamin Shoppe, Inc. Effective upon consummation of this offering, we intend to appoint at least              additional independent persons to our board of directors. The composition of the committees of the board of directors will be determined at that time. Executive officers serve at the request of the board of directors:

NAME	AGE	POSITION
Richard L. Markee	56	Chief Executive Officer, Chairman of the Board, Director
Anthony Truesdale	46	President and Chief Merchandising Officer
Michael G. Archbold	49	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Cosmo La Forgia	54	Vice President, Finance
Louis H. Weiss	40	Chief Marketing Officer
James M. Sander	53	Vice President, General Counsel and Corporate Secretary
B. Michael Becker	64	Director
John H. Edmondson	63	Director
David H. Edwab	54	Director
John D. Howard	56	Director
Douglas R. Korn	46	Director
Richard L. Perkal	55	Director
Beth M. Pritchard	61	Director

Richard L. Markee has served as a Director of the Board of VS Parent, Inc., since September, 2006, and was non-executive Chairman of the Board and Director of the Board from April 2007 to September 2009. On September 8, 2009, Mr. Markee was appointed as the Company’s Chief Executive Officer and serves as Chairman of the Board of Directors and a Director of the Board. Mr. Markee was appointed to the Nomination and Corporate Governance Committee in January 2007. He previously served as the President of Babies “R” Us since August 2004 and Vice Chairman of Toys “R” Us, Inc. since May 2003 through November 2007. Mr. Markee also served as interim chief executive officer of Toys “R” Us, Inc. and its subsidiaries from July 2005 to February 2006. Mr. Markee served as President of Toys “R” Us U.S. from May 2003 to August 2004. From January 2002 to May 2003, he was executive vice president – president – Specialty Businesses and International Operations of Toys “R” Us. Mr. Markee was an Operating Partner of Irving Place Capital Management, L.P., a private equity firm focused on making equity investments in middle-market companies from 2008 to September 2009. From 2006 to 2008, Mr. Markee was an Operating Partner of Bear Stearns Merchant Banking, the predecessor to Irving Place Capital Management, L.P. He has also been a director of Dorel Industries since November 2008. From June 2005 through July 2006, he served on the Board of Directors of The Sports Authority, Inc. From October 1999 to January 2002, he served as Executive vice president, president of Babies “R” Us and the Chairman of Kids “R” Us.

Anthony N. Truesdale has served as our President and Chief Merchandising Officer since April 2006. Prior to joining us, he was Senior Vice President of Merchandising and Supply Chain Management at Petsmart, Inc., holding various positions of increasing responsibility since January 1999. Before joining Petsmart, Inc., Mr. Truesdale worked for two years at Sainsbury’s in the United Kingdom as the senior manager for produce and for 16 years with various operations and merchandising roles at Shaws Supermarkets in New England.

Michael G. Archbold has served as our Executive Vice President, Chief Operating Officer and Chief Financial Officer since April 2007. Mr. Archbold served as Executive Vice President / Chief Financial and Administrative Officer of Saks Fifth Avenue from 2005 to 2007. From 2002 to 2005 he served as Chief Financial

Officer for AutoZone, originally as Senior Vice President, and later as Executive Vice President. Mr. Archbold currently serves as Lead Independent Director of the Borders Group board of directors. Mr. Archbold is a Certified Public Accountant, and has 20 years of financial experience in the retail industry.

Cosmo La Forgia has served as our Vice President, Finance since September 2004. Mr. La Forgia joined our Company as Corporate Controller in January 2003. Prior to that time, Mr. La Forgia was Divisional Controller for The Home Depot, Inc. from June 1998 to December 2002.

Louis H. Weiss has served as our Vice President, Internet and Catalog Business since December 2006 and was promoted to chief marketing officer in Fiscal 2009. Prior to December 2006, Mr. Weiss served as president for Gaiam Direct, the direct marketing unit of Gaiam Inc., in 2005 and 2006. In 2004 and 2005 he was senior vice president of Good Times Entertainment. In July 2005, Good Times Entertainment filed a petition under Chapter 11 of the Federal Bankruptcy Act and was acquired by Gaiam, Inc. later that year. In 2003 and 2004 Mr. Weiss served as a strategic consultant to various online direct marketing companies. From 2000 through 2003 Mr. Weiss was with Blue Dolphin, Inc. in various executive capacities, and was President thereof at the time he left the company.

James M. Sander has served as our Vice President, General Counsel and Corporate Secretary since November 2008. Prior to joining The Vitamin Shoppe, Mr. Sander was Senior Vice President, General Counsel and Secretary at Sharper Image Corporation from July 2007 to July 2008. Sharper Image Corporation filed for protection under Chapter 11 of the Bankruptcy Code in February 2008. From August 2005 to July 2007, Mr. Sander was in private practice with Holsworth Sander and Associates in Pittsburgh, PA. From October 1988 to August 2005, Mr. Sander was counsel for General Nutrition Companies, Inc. and its subsidiaries, serving as their Vice President, Chief Legal Officer and Corporate Secretary from February 1993, and as their Senior Vice President, Chief Legal Officer and Corporate Secretary from December 2003. Mr. Sander has his Juris Doctor Degree from the Duquesne University School of Law.

B. Michael Becker has served as Director of VS Parent, Inc. since January 2008. Mr. Becker was a former audit partner for Ernst & Young LLP prior to his retirement in 2006. Mr. Becker is a member of the Audit Committee of VS Parent, Inc. Mr. Becker is currently a senior consultant on airline risks to Pay Pal, Inc., and from August 2006 to August 2008 had a consulting practice which had an arrangement with Ernst & Young LLP to provide consulting services for two of its clients in the capacity of accounting and audit. Mr. Becker served as an audit partner for Ernst & Young LLP since 1979, where he spent the entirety of his career prior to his retirement. Mr. Becker holds an MBA and is a Certified Public Accountant.

John H. Edmondson has served as a Director of VS Parent, Inc. since June 2006, and prior to that time, he served as a Director of VS Holdings, Inc. since April 2006. He has been a member of the Audit Committee of VS Parent, Inc. since July 2006. Mr. Edmondson was appointed to the Nomination and Corporate Governance Committee in January 2007. In addition to our board, Mr. Edmondson serves on the board of Cabela’s Sporting Goods, and is a member of its audit committee. Mr. Edmondson served as chief executive officer and director of West Marine, Inc., a NASDAQ retail company selling boating supplies and accessories in 38 states, Puerto Rico and Canada, from December 1998 until January 2005. Mr. Edmondson has been pursuing his personal interests since January 2005.

David H. Edwab has served as a Director of VS Parent, Inc. since June 2006 and prior to that time, he served as a Director of VS Holdings, Inc. since November 2005. He became the Chairman of the Audit Committee of VS Parent, Inc. in January 2006 (prior to June 12, 2006, of VS Holdings, Inc.), and remained as Chairman until September 2008. He also became a member of the Compensation Committee of VS Parent, Inc. in March 2006 (prior to June 12, 2006, of VS Holdings, Inc.). Mr. Edwab has served as an officer and director of Men’s Wearhouse for over 15 years, starting as Vice President of Finance and Director in 1991, serving as Chief Operating Officer from 1993 to 1997, where he was elected President in 1997. In November 2000, Mr. Edwab joined Bear, Stearns & Co. Inc. as a Senior Managing Director, Head of the Retail Group in the Investment Banking Department. At such time, Mr. Edwab resigned as President of Men’s Wearhouse and was then named

Vice Chairman of the Board of Directors. In February 2002, Mr. Edwab re-joined Men’s Wearhouse and continues to serve as Vice Chairman of its Board of Directors. Mr. Edwab previously served as a Senior Advisor to Bear Stearns Merchant Banking, LLC, an affiliate of Bear Stearns & Co. Inc. and the predecessor to Irving Place Capital Management, L.P., a private equity firm focused on making equity investments in middle-market companies, until April 2008, and is a director of New York & Company, Inc. and Stuart Weitzman. Mr. Edwab also serves as Vice Chairman of the Zimmer Family Foundation. Mr. Edwab is a Certified Public Accountant and was previously a partner with Deloitte & Touche.

John D. Howard has served as a Director of VS Parent, Inc. since June 2006 and prior to that time, he served as a Director of VS Holdings, Inc. since 2002. He is currently the chief executive officer of Irving Place Capital Management, L.P., a private equity firm focused on making equity investments in middle-market companies. From its inception in 1997 until 2008, Mr. Howard was the head of Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc and the predecessor to Irving Place Capital Management, L.P., as well as a Senior Managing Director of Bear, Stearns & Co. Inc. From 1990 to 1997, he was a co-CEO of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. Previously he was a senior vice president of Wesray Capital Corporation, a private investment firm specializing in leveraged buyouts. Mr. Howard currently serves as a director of Universal Hospital Services, Inc., as well as a director and member of the Corporate Governance Committee and Compensation Committee of New York & Company, Inc., and as a director of Aéropostale, Inc., all of which are publicly traded companies.

Douglas R. Korn has served as a Director of VS Parent, Inc. since June 2006, and as a Director of VS Holdings, Inc., Vitamin Shoppe Industries Inc. and VS Direct Inc. since 2002 and became the Chairman of the Compensation Committee in March 2006. Mr. Korn was appointed to the Nomination and Corporate Governance Committee in January 2007. He is currently a Senior Managing Director of Irving Place Capital Management, L.P., a private equity firm focused on making equity investments in middle-market companies. From 1999 to 2008, Mr. Korn was a Senior Managing Director of Bear, Stearns & Co. Inc. and a Partner and Executive Vice President of Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc and the predecessor to Irving Place Capital Management, L.P. Prior to joining Bear Stearns in January 1999, Mr. Korn was a Managing Director of Eos Partners, L.P., an investment partnership. Mr. Korn previously worked in private equity with Blackstone Group and in investment banking with Morgan Stanley. Mr. Korn is currently a director of several private companies and charitable organizations.

Richard L. Perkal has served as a Director of VS Parent, Inc. since June 2006, and as a Director of VS Holdings, Inc., Vitamin Shoppe Industries Inc. and VS Direct Inc. and member of the Audit Committee of VS Parent, Inc. since 2002 (prior to June 12, 2006, of VS Holdings, Inc.). Mr. Perkal was appointed to the Nomination and Corporate Governance Committee in January 2007. Mr. Perkal is currently a Senior Managing Director of Irving Place Capital Management, L.P., a private equity firm focused on making equity investments in middle-market companies. From 2000 to 2008, Mr. Perkal was a Senior Managing Director of Bear, Stearns & Co. Inc. and a Partner of Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc and predecessor to Irving Place Capital Management, L.P. Prior to joining Bear, Stearns & Co. Inc. in 2000, Mr. Perkal was a senior partner in the law firm of Kirkland & Ellis LLP where he headed the Washington D.C. corporate transactional practice, primarily focusing on leveraged buyouts and recapitalizations. Mr. Perkal currently serves as a director of New York & Company, Inc., a publicly traded company, as well as several private companies.

Beth M. Pritchard, has served as Director of VS Parent, Inc. since January 2008. Ms. Pritchard served as Vice Chairman of Dean & Deluca until November 2008. Ms. Pritchard joined Dean & Deluca in 2006, having previously served as President and CEO of Organized Living from 2004 until May 2005, when it filed a reorganization petition under Chapter 11 of the federal bankruptcy code and was subsequently liquidated. She also served as President and CEO of Bath & Body Works where she spent 12 years of her career helping to develop it into a specialty retail chain. Ms Pritchard has served on the board of Borders Group, Inc., and currently serves as a director and member of the finance and compensation committees of Ecolab.

Term of Directors and Composition of Board of Directors

Upon the consummation of this offering, our certificate of incorporation will authorize a board of directors consisting of at least     , but no more than     , members, with the number of directors to be fixed from time to time by a resolution of the board. Our board of directors currently consists of eight directors.

Upon consummation of this offering, our certificate of incorporation will be amended to provide for the election of each director on an annual basis.

Board Committees

We will be a “controlled company” under NYSE rules, and will therefore not need to have an independent board, compensation committee or nominating and governance committee. A company of which more than 50% of the voting power is held by an individual, a group or another company is considered to be a “controlled company” under NYSE rules.

Audit Committee.    The audit committee of the board consists of four members. The committee assists the board in its oversight responsibilities relating to the integrity of our financial statements, the qualifications, independence and performance of our independent auditors, the performance of our internal audit function and the compliance of our company with any reporting and regulatory requirements we may be subject to. Upon the consummation of this offering, we will have three independent directors serving on our audit committee. We intend to have a completely independent audit committee within one year of the date of this prospectus. Three of the four members of our Audit Committee (Mr. Edwab, Mr. Edmondson and Mr. Becker) have been declared by our Board to be “independent” as defined under NYSE rules and Rule 10A-3 of the Securities Exchange Act, as amended.

Compensation Committee.    The compensation committee of the board is authorized to review our compensation and benefits plans to ensure they meet our corporate objectives, approve the compensation structure of our executive officers and evaluate our executive officers’ performance and advise on salary, bonus and other incentive and equity compensation.

Nominating and Corporate Governance Committee.    The nominating and governance committee of the board assists the board in identifying individuals qualified to become board members, makes recommendations for nominees for committees and develops, recommends to the board and reviews our corporate governance principles.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of our board of directors or compensation committee.

2009 Equity Incentive Plan

Our 2009 equity incentive plan will be adopted by our board of directors and approved by our stockholders prior to the consummation of this offering. The stock incentive plan permits us to make grants of “incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, dividend equivalent rights and other stock-based awards” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or any combination of the foregoing. We have initially reserved                  shares of our common stock for the issuance of awards under our stock incentive plan. The number of shares reserved under our stock incentive plan is also subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under our stock incentive plan also will be available for future awards.

Our equity incentive plan will be administered by the compensation committee of our board of directors. The compensation committee may interpret the incentive plan and may make all determinations necessary or desirable for the administration of the stock incentive plan and has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of our stock incentive plan. All of our full-time and part-time officers, employees, directors, members and other key persons (including consultants and prospective personnel) will be eligible to participate in our stock incentive plan.

In the event of a change-in-control of the company, our board of directors and the board of directors of the surviving or acquiring entity shall, as to outstanding awards under our stock incentive plan, make appropriate provision for the continuation or assumption of such awards and may provide for the acceleration of vesting with respect to existing awards.

The terms of the stock incentive plan provide that we may amend, suspend or terminate the stock incentive plan at any time, but stockholder approval of any such action will be obtained if required to comply with applicable law. Further, no action may be taken that adversely affects any rights under outstanding awards without the holder’s consent.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the stock incentive plan.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee Process

The Compensation Committee of the Board of Directors approves all compensation and awards to the individuals included on the Summary Compensation Table (the “named executive officers”). Annually, the Compensation Committee will review the performance and compensation of the Chief Executive Officer and, following discussions with the Chief Executive Officer and, where it deems appropriate, other advisors, establish all executives’ compensation levels for the subsequent year. For the remaining named executive officers, the Chief Executive Officer makes recommendations to the Compensation Committee for approval.

The Compensation Committee met once in 2008 and twice in 2007. The Compensation Committee’s charter provides that it will (i) develop, approve, and report to the Board regarding the Company’s overall compensation philosophy and strategy, (ii) establish corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and determine and approve the Chief Executive Officer’s compensation level based on this evaluation, (iii) review and approve the compensation structure for the other executive officers and review and approve the Chief Executive Officer’s recommendations with respect to executive officer compensation, (iv) oversee Chief Executive Officer and executive succession planning and development, and (v) make recommendations to the Board with respect to director compensation. In addition to the committee members, in the past the Chief Executive Officer, the President and Chief Merchandising Officer, the Chief Financial Officer and Chief Operating Officer, the Corporate Secretary/General Counsel and the Vice President of Human Resources have attended its meetings, and other officers from the Company may be asked to attend from time to time as the committee deems appropriate. Other members of the Board of Directors have also attended the Compensation Committee’s meetings. The Compensation Committee makes reports to the full Board of Directors based on its activities and, for certain activities, such as the granting of options, the Compensation Committee will make recommendations to the full Board for approval.

General Compensation Philosophy, Objectives and Purpose

We work to attract and retain proven, talented, industry executives who we feel will help to put us in the best position for continued growth and to meet our Company’s objectives. We attempt to recruit executives with retail or other experience that we believe is transferable to our business with the expectation that they will share their knowledge to create and manage a large successful retail organization. We strive to provide our named executive officers with a compensation package that is competitive for a given position in our industry and geographic region. The purpose of our executive compensation program is to provide incentives for our executives to meet or exceed expectations, and to meet specific individualized goals. We believe our compensation objectives are achieved through a combination of base salary, annual bonus, equity compensation and other benefits. With the exception of equity, or stock-based compensation, all compensation is paid in cash.

Though we are currently not a publicly-owned company, our stock-based compensation provides a means for our executives to obtain a degree of ownership of our Company, through ownership in our parent company, VS Parent, Inc., and therefore align corporate and individual goals. The issuance of equity compensation is generally not based on performance but rather is a component of each officer’s initial compensation offering package (see narrative below accompanying the Summary Compensation Table for details), as well as for promotions, further compensation incentives, and retention. As cash bonuses are based on both individual and company-wide performance and objectives, we offer a market-competitive base salary for the executive position so as to mitigate the volatility we may experience with regards to overall performance and objectives. It is our philosophy that bonuses are to be used to provide an added incentive to meet additional objectives which exceed ordinary expectations and not as salary itself.

Determination of Executive Compensation

Review of External Data

In 2004 we retained the services of an outside compensation consulting firm, Compensation Resources, Inc., to assess the market ranges of total compensation for our executive positions. We have not subsequently employed these or any similar services to review total compensation. At the time market ranges were assessed in determining our executives’ total compensation packages, we targeted a competitive level of the total compensation value of a comprehensive benchmark analysis. Compensation Resources, Inc. utilized fifteen benchmark surveys covering both retail and non-retail positions. Each year subsequent to the above analysis, the Compensation Committee has reviewed the total compensation package of each named executive officer based upon the recommendations of the Chief Executive Officer and such outside consultants as the Compensation Committee deemed appropriate. We determined, and continue to believe, that we should be market competitive with compensation and should align our compensation packages with our business goals and objectives. However, we strongly believe in engaging the best talent in critical functions, and this may entail negotiations with individual executives who have significant compensation and/or retention packages in place with other employers. In order to attract such individuals, the Compensation Committee may from time to time determine that it is in the Company’s best interests to negotiate compensation packages that deviate from the general principle of targeting a competitive compensation package, including compensating an executive for bonuses and/or other incentives that the executive may forfeit upon leaving a prior position. Similarly, the Compensation Committee may determine to provide compensation outside of the normal cycle to certain individuals to address retention issues.

In December 2006 the Compensation Committee engaged The Hay Group for the purpose of reviewing the Company’s bonus program (as described below in “Elements of Compensation”). The Hay Group was chosen at that time as they had conducted an annual survey of total compensation in the retail industry covering over 70 companies. In determining whether to recommend any changes to our bonus program, including the percentages of base salary that are used for target bonuses and the percentage breakdown of target bonuses between individual and corporate objectives, the Compensation Committee and the Hay Group considered the results of the Hay Group survey regarding what bonus program structures were common in the retail industry and considered the level of incentive that would be provided to employees by each program feature as compared to its relative cost. Neither the Hay Group nor the Compensation Committee engaged in any benchmarking in their analyses. Based upon the results of their review in December 2006, the Compensation Committee recommended to the Board, and the Board adopted, certain revisions to the Company’s bonus plan which were accepted in Fiscal 2007 and continued through Fiscal 2008. The revisions pertained to the target bonus percentage for our named executive officers who are vice presidents, and included a revised payout formula for exceeding or failing to achieve the Company’s target objectives by a pre-defined amount. The revisions were as follows: target EBITDA was divided into a range between a minimum target threshold and a maximum target threshold; the minimum payout percentage of previously defined target EBITDA was revised downward from 100% to 50%, and a payout percentage of 150% was established for the maximum threshold. Based upon a review of the compensation arrangements discussed below, we believe that the value and design of our executive compensation program adequately addresses our goals and compensation philosophy.

Elements of Total Compensation

Components of our executive compensation are as follows:

Base Salary.    Base salary for our executives is determined based on the specific level of the executive, responsibilities of a position, competitive pressures and other labor market factors such as competing negotiations and other offers received by the executive. Generally, the goal is to achieve a salary that is competitive with the salary for similar positions in similar industries within our Company’s geographic region. We believe we offer market-competitive base salaries for executives in similar positions with similar responsibilities at comparable companies so as to mitigate the volatility we may experience with regard to overall Company performance and objectives. Salaries are reviewed during the annual review process when an increase, if any, is determined. Any increase in salary for the named executive officers is subject to Compensation Committee approval. In addition, base salaries may be adjusted, on occasion at the Compensation Committee’s discretion, to realign a particular salary or salaries with current market conditions.

Annual Bonus.    It is our philosophy that bonuses are to be used to provide an added incentive to meet additional objectives which exceed ordinary expectations. For Fiscal 2006, the target bonuses were 100% of base salary for the Chief Executive Officer, 50% of base salary for the President and Chief Merchandising Officer, and 25% of base salary for the other named executive officers. Based upon the recommendation of the Hay Group, for 2007 the target bonus for each other named executive officer was increased to 30% of his base salary from 20%. Upon the hiring of the Chief Financial Officer and Chief Operating Officer in 2007, the Compensation Committee determined that the target bonus for this position should be 50% of base salary.

The Company-wide dollar target necessary for the issuance of cash bonuses for Fiscal 2008, was an internal EBITDA target of $60.5 million. Internal EBITDA represents net income before provision for income tax, interest income and expense, depreciation and amortization, and deferred rent expense, as well non-cash stock-compensation expense, management fees to IPC Manager II, LLC, and certain other unusual items. For Fiscal 2008, the internal EBITDA target was met and the individual target bonuses were 50% of base salary for the President and Chief Merchandising Officer, and Chief Financial Officer and Chief Operating Officer, and 30% of base salary for the other named executive officers. With the exception of our Chief Executive Officer, whose annual bonus is established by the Compensation Committee in a manner consistent with his employment contract, annual bonuses are determined based on the guidelines of our Management Incentive Plan (“MIP”). Pursuant to his employment agreement, the Chief Executive Officer’s target bonus is 100% of his base salary. Bonuses for Fiscal 2009 will continue to be based on internal EBITDA and similar methodologies employed in prior years, along with an adjustment for capital employed during the year.

In Fiscal 2008, the Compensation Committee determined that the Chief Executive Officer earned 95% of his target bonus and each other named executive officers, except the Vice President and General Manger- Direct, earned 100% of their target bonus as described below. This resulted in a payout to the Chief Executive Officer of 95% of his base salary; to each of the President, and Chief Merchandising Officer and the Chief Financial Officer and Chief Operating Officer of 50% of his base salary; and to the Vice President of Finance of 30% of his base salary. The Vice President and General Manager –Direct earned 90% of his target bonus of 30% of his base salary. In Fiscal 2007, the Compensation Committee determined that the Chief Executive Officer earned 85% of his target bonus and each other named executive officer earned 100% of his target bonus. This resulted in a payout to the Chief Executive Officer of 85% of his base salary; to each of the President and Chief Merchandising Officer and the Chief Financial Officer and Chief Operating Officer of 50% of his base salary; and to the Vice President of Finance of 30% of his base salary. The Vice President and General Manager –Direct received an aggregate bonus of 30% of his base salary, consisting of the guaranteed bonus provided for in his employment contract and a portion of the Company’s MIP bonus. In 2006 our Company’s financial performance was such that the Chief Executive Officer earned 100% of his target bonus and all other named executive officers earned 130% of their target bonus. This resulted in a payout to the Chief Executive Officer of 100% of his base salary; to the President and Chief Merchandising Officer of 65% of his base salary; and to each other named executive officer who worked for the Company that year of 32.5% of his base salary.

The MIP is a cash-based, pay-for-performance annual incentive plan which was adopted in December 2004. The MIP allows for a range of cash awards based on the participant’s base salary, level of employment, our operating results and individual objectives. Individual objectives are established by the employee’s supervisor and the Chief Executive Officer. The annual bonus for all participants in the MIP is based upon a combination of Company-wide (75%) and individual (25%) objectives, subject to the Committee’s discretion to award lesser amounts to individual executives based upon performance and the recommendation of the Chief Executive Officer. Under the MIP, awards will be calculated and paid after our financial results have been reviewed, at which time the cash awards are processed and paid before March 15th of the following year. In order to maintain the tax deductibility of payments under the MIP in the year accrued, the Compensation Committee has authorized the payment of the bonus based upon unaudited financial data which is discussed by the Chairman of the Compensation Committee with the Company’s outside auditors. The Compensation Committee plans to review the plan periodically, and present any proposed changes to the Board.

The formula below provides an illustration as to how the annual bonus award pursuant to the MIP is calculated.

Annual Compensation x Participant’s Target Bonus x Corporate Multiplier = MIP Award

Annual Compensation.    Annual Compensation is the participant’s base salary for the fiscal year for which the bonus is being paid.

Participant’s Target Bonus.    Each position has a target bonus, which is a percentage of the individual’s base salary. The target bonus for the Chief Executive Officer was established pursuant to his employment contract at 100% of his base salary. In 2008, these target objectives were 50% of base salary for both the President and Chief Merchandising Officer, and the Chief Financial Officer and Chief Operating Officer, and 30% of base salary for the other named executive officers. The participant’s target bonus is divided into two components: corporate objectives, which aggregate to 75% of the participant’s target bonus, and individual objectives, which aggregate to 25% of the participant’s target bonus.

The Corporate Objectives.    The corporate performance objective(s) are established each year by the Compensation Committee and Board as part of the budgeting process. Each year, corporate objective(s) are reviewed by the Compensation Committee and approved by our Board. To date, the corporate objectives have always been financial, although the Compensation Committee may in the future designate objectives that include both financial (objective) criteria and/or subjective criteria. In Fiscal 2004 and prior years, if the target Company performance objective was not satisfied, there was no bonus payout for any eligible participant. As of Fiscal 2005, the MIP was revised so that individuals would be paid a bonus based upon the satisfaction of their individual objective(s), even if the corporate objective were not satisfied.

Individual Objectives.    The individual component of the bonus is customized to each individual’s position at the Company. In 2006 a named executive officer could satisfy some of his individual performance objectives even if the Company did not satisfy its performance objectives and receive a bonus payment under the MIP. Effective for Fiscal 2007 and Fiscal 2008 the MIP was further revised, and if our Company does not achieve 95% of its Company performance objective, individual performance bonuses will not be paid.

Corporate Multiplier.    In Fiscal 2006 and prior, the MIP provided that if the corporate performance objective was exceeded, there would be an increase in the bonus payout based upon step increments. Beginning in Fiscal 2007 and continuing through Fiscal 2008, the bonus payout ranged from 50% to 150% of the participant’s target bonus based upon the achievement of certain corporate performance objectives. In addition, we have also determined that for Fiscal 2007 and subsequent years, if we attain between 95% and 100% of the corporate performance objectives, but if we do not show improvement in the operating (non-sales) components of our business, there will be no payments under the MIP.

Individual Bonus Plans.    On occasion, we have determined that it is desirable to adopt an individualized bonus plan for certain executives in order to entice them to leave alternate employment. We adopted such a plan for Mr. Weiss, our Vice President and General Manager- Direct, which is more fully set forth in his employment agreement, described in the narrative accompanying the Summary Compensation Table.

Long-term Incentive Compensation.    Granting stock options encourages our executives to focus on our Company’s future success. Our parent company, VS Parent, Inc., issues grants for stock options under the 2006 Plan. The predecessor plan was the 2002 Stock Option Plan of VS Holdings, Inc., which was converted in June 2006 into the 2006 Plan in connection with the formation and merger of VS Parent, Inc. Our named executive officers and certain outside directors participate in the 2006 Plan. The number of grants recipients receive is generally based on their particular position within the Company. In the case of certain named executive officers the number of options was a negotiated part of their individual employment packages, which are detailed in the “Grants of Plan Based Awards” discussion. All grants to officers require the approval of our Board.

Other.    Perquisites are awarded on a case by case basis based on individual employment agreements. They are determined based on a given hiring situation and approved by the Compensation Committee and Board. Compensation components classified as Other that are offered to the named executive officers along with all employees of Vitamin Shoppe include a 401(k) plan with a Company match, and Company-paid disability and life insurance.

For Fiscal 2008 we did not have a pension program for our employees.

We adopted a deferred compensation plan in Fiscal 2007 for senior level employees. The authorization for such plan prohibits any Company contributions on behalf of any officer (other than the voluntary election to defer the payment of a portion of such individual’s salary) without further Compensation Committee authorization. There were no Company contributions authorized during Fiscal 2007 or Fiscal 2008.

Compensation Recovery Policies

Recoupment of Certain Sign-on/Relocation Bonuses.    As of December 27, 2008, we had no outstanding recoupment arrangements with any of our named executives.

Ownership Guidelines

Share Retention Guidelines.    In October 2002, our then Chief Executive Officer, Mr. Thomas Tolworthy, borrowed the sum of $1.5 million on a partial recourse basis from VS Holdings, Inc. to assist with the purchase of 75,750 shares of the Company’s common stock and 9,343 shares of preferred stock so that Mr. Tolworthy had an aggregate level of ownership appropriate to that position. The note bears interest at 3.06% and of the $1.5 million borrowed the Company has recourse on $375,000. At the time the Company was organized, Mr. Tolworthy, who was then the President and Chief Operating Officer of the Company, purchased his current interest in the equity of the Company. VS Holdings, Inc. has since assigned the note evidencing this debt to VS Parent, Inc. In July 2008, the Company paid a dividend to VS Parent, Inc., its parent company, of approximately $561,000. This dividend was used for the redemption of 358 of VS Parent, Inc.’s preferred shares including the associated preferred dividends in arrears held by Mr. Tolworthy). Mr. Tolworthy sold shares of VS Parent, Inc. common stock to VS Parent, Inc. at his original cost of $754,970 ($10 per share) and the proceeds from the repurchase were used to reduce Mr. Tolworthy’s promissory note owed to VS Parent, Inc. Mr. Tolworthy surrendered 634 shares of Series A Preferred Stock to VS Parent, Inc. in satisfaction of the remaining balance on the promissory note. In addition, Mr. Tolworthy has forfeited 130,535 vested options. To date, we have not established any guidelines that would require any of our named executive officers to own stock in VS Parent, Inc.

We currently have no trading policies as our stock is presently not offered to the public. All of the stock is subject to the terms and provisions of that certain Amended and Restated Securityholders Agreement by and among all of our stockholders.

Summary Compensation Table

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Option Awards $ (1)	Non-Equity Incentive Plan Comp $	All Other Compensation $	Total $
Thomas Tolworthy Chief Executive Officer (2)	2006 2007 2008	475,000 506,214 512,404	475,000 425,000 487,011	— — —	— — —	— — —	24,562 26,335 26,366	974,562 957,549 1,025,781

Michael Archbold (3) Executive Vice President, Chief Operating Officer and Chief Financial Officer	2006 2007 2008	— 320,192 461,245	— 225,000 230,623	— — —	— 3,875,281 —	— — —	— 263 9,276	— 4,420,736 701,144

Anthony N. Truesdale (3) President and Chief Merchandising Officer	2006 2007 2008	337,500 471,154 486,825	292,500 235,577 243,413	— — —	2,238,429 — —	— — —	158,125 11,818 11,583	3,026,554 718,549 741,821

Cosmo La Forgia VP, Finance	2006 2007 2008	254,000 267,661 273,816	82,550 80,160 82,216	— —	— 11,715	— —	18,239 10,315 10,761	354,789 369,851 366,793

Louis Weiss VP, General Manager-Direct	2006 2007 2008	— 295,385 340,385	— 90,000 91,904	— —	354,565 — 324,999	— — —	— 413 11,444	354,565 385,798 768,732

(1)	The value of option awards granted to our named executive officers has been estimated pursuant to requirements under SFAS No. 123(R) for grants issued subsequent to December 31, 2005, and SFAS No. 123 for those granted prior to January 1, 2006. All grants issued to Mr. Tolworthy and those grants issued to Mr. La Forgia prior to 2007 were valued under SFAS No. 123, as they were granted prior to the adoption of SFAS No. 123(R), and thus have not been recorded as compensation expense in our consolidated financial statements. The remainder were valued under SFAS No. 123(R), as they were granted subsequent to the adoption of SFAS No. 123(R), and as such have been recorded as compensation expense in our consolidated financial statements. The assumptions used for estimating the fair value for those compensatory grants, are outlined in Note 3 to our financial statements. The weighted average fair value of our options granted during Fiscal 2008, Fiscal 2007, and Fiscal 2006 calculated pursuant to SFAS No. 123(R), was $14.74, $13.10 and $6.09, respectively. See Note 3, “Summary of Significant Accounting Policies — Stock-Based Compensation.” for further discussion.
(2)	Effective as of September 8, 2009 Mr. Tolworthy resigned from the position as Chief Executive Officer.
(3)	Mr. Archbold’s Fiscal 2007 compensation represents amounts earned commencing in April 2007, his month of hire, through December 2007. Mr. Truesdale’s Fiscal 2006 compensation represents amounts earned commencing in April 2006, his month of hire, through December 2006. These amounts do not represent a full year’s compensation.

Perquisites Table

		Mr. Tolworthy	Mr. Archbold	Mr. Truesdale	Mr. La Forgia	Mr. Weiss
Car Allowance (1)	2006 2007 2008	$12,000 12,000 12,000			$7,200

Life Insurance Premiums (2)	2006 2007 2008	540 450 450	263 450	360 450 450	540 450 450	413 450

Relocation Allowance	2006 2007 2008			82,500

401(k) Company Contribution	2006 2007 2008	12,022 13,885 13,916	8,826	11,368 11,133	10,499 9,865 10,311	10,994

Miscellaneous (3)	2006 2007 2008			75,265

Totals	2006	$24,562	$—	$158,125	$18,239	$—
Totals	2007	$26,335	$263	$11,818	$10,315	$413
Totals	2008	$26,366	$9,276	$11,583	$10,761	$11,444

(1)	Mr. La Forgia’s car allowance was integrated into his salary beginning in 2007.
(2)	The amounts shown represent premiums paid by the Company on behalf of the Executive.
(3)	Represents the grossed-up taxes paid on relocation allowance

Employment Agreements

As of December 27, 2008, all of our named executive officers were employed with us pursuant to written employment agreements. We expect that each of these employment agreements will remain in place following this offering.

Mr. Markee.    Mr. Markee’s employment agreement, dated September 9, 2009, is for a term of employment ending December 31, 2011, unless earlier terminated. Pursuant to the agreement, Mr. Markee will earn a base salary of $600,000 per annum. Mr. Markee is eligible for an annual cash bonus award. For the 2009 fiscal year, Mr. Markee will receive an annual cash bonus of $300,000, payable in calendar year 2010 at the same time annual bonuses are paid to other senior executives of the Company. For each fiscal year thereafter during the term of the employment agreement, Mr. Markee will be eligible for an annual cash bonus, based on a target opportunity of 100% of his base salary, payable at the same time annual bonuses are paid to other senior executives of the Company, based on criteria established by the Company’s Compensation Committee of the Board of Directors at least thirty days after the commencement of the calendar year. Mr. Markee will be entitled to participate in any health, disability and life insurance and other employee benefit plans and programs made available by the Company to its senior management employees generally. Mr. Markee will receive a monthly automobile allowance of $1,000 for automobile expenses and reimbursement of legal fees incurred in connection with the negotiation of his employment documents up to a maximum of $10,000. Mr. Markee will be entitled to five weeks of vacation time per fiscal year.

The Company granted Mr. Markee options to purchase 200,000 shares of common stock of the Company (the “Common Stock”) under the Amended and Restated 2006 Stock Option Plan, as adopted by the Company. The options will (i) have a strike price of $28.13 per share of Common Stock, (ii) vest in equal quarterly installments commencing upon the three-month anniversary of September 8, 2009 and become fully vested on the fourth annual anniversary of September 8, 2009, (iii) expire on March 8, 2017 and (iv) be subject to all terms and conditions of the plan. The Company issued to Mr. Markee 48,658 restricted shares of common stock under the 2009 Equity Incentive Plan. These restricted shares (i) vest annually over four years, 25% on each anniversary of September 8, 2009 (ii) are subject to all terms and conditions of the plan.

Mr. Markee purchased from the Company 26,839 shares of common stock at a price per share of $28.13, for an aggregate cash purchase price of $754,981.

If Mr. Markee is terminated “with cause” he will be entitled to any vested right of benefits payable under any retirement or pension plan or under any other employee benefit plan of the Company, and all such benefits will continue, in accordance with, and subject to, the terms and conditions of such plans, to be payable in full after such termination. If Mr. Markee is terminated “without cause” or for “Good Reason” he shall be entitled to his base salary from the date of the termination of his employment through the earlier to occur of (1) the last date of the term of the employment agreement and (2) the date that is twelve months following his termination. Mr. Markee shall also be entitled to the full amount of any unpaid annual cash bonus for any calendar year of the Company prior to the calendar year in which his employment is terminated and for the calendar year in which his employment is terminated, on a pro rata basis and the Company will continue to pay its share of his health insurance costs for twelve months.

Mr. Tolworthy.    Mr. Tolworthy’s amended employment agreement, dated September 8, 2009, provides for “at will” employment and does not have a specified term. The agreement provides for an annual base salary of $300,000. Mr. Tolworthy may be awarded a bonus in the sole discretion of the Company. The agreement provides that upon termination Mr. Tolworthy would qualify for severance under the Company’s severance policies as then in effect, but such policy is to provide an amount of severance equal to at least three months of an executive’s base salary. If Mr. Tolworthy is terminated for “Cause” or resigns from employment within twelve months of the date that he entered into his amended employment agreement, certain of the equity he holds is subject to repurchase for the lesser of the amount Mr. Tolworthy paid for such equity and the fair market value of such equity on the date of repurchase. Pursuant to his employment agreement, Mr. Tolworthy is prohibited from competing with the Company or soliciting its business or employees for the three year period following his employment.

Mr. Truesdale.    Mr. Truesdale’s employment agreement, dated April 11, 2006, sets forth a three year term (the “Initial Term”) and automatic renewal for up to three successive one year periods unless either Mr. Truesdale or the Company notifies the other of intent not to renew the agreement. The agreement provides for an annual base salary and an annual bonus based on achievement of Company performance objectives, as well as a relocation bonus. This relocation bonus which totaled $157,765, $82,500 for relocation fees and $75,265 for income tax gross-up. Mr. Truesdale’s agreement provides for severance payments upon termination of his employment without “cause” (as such term is defined in the agreement) conditioned upon Mr. Truesdale delivering a general release in favor of the Company. The severance provisions provide that Mr. Truesdale will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary through the earlier of (x) twelve months after the date of termination and (y) the last day of either the Initial Term or the renewal term, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. If Mr. Truesdale resigns his employment due to a “change of control” (as such term is defined in the agreement) of the Company followed within twelve months by a material adverse change in status (as such terms are defined in the agreement), the severance provisions provide that he will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary for twelve months after the date of termination, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the

Company for at least six months during such year, a portion of the bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer.

Mr. Archbold.    Mr. Archbold’s employment agreement, dated April 16, 2007, sets forth a three year term (the “Initial Term”) and automatic renewal for up to three successive one year periods unless either Mr. Archbold or the Company notifies the other of intent not to renew the agreement. The agreement provides for an annual base salary and an annual bonus based on achievement of Company performance objectives. Mr. Archbold’s agreement provides for severance payments upon termination of his employment without “cause” (as such term is defined in the agreement) conditioned upon Mr. Archbold delivering a general release in favor of the Company. The severance provisions provide that Mr. Archbold will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary through the earlier of (x) twelve months after the date of termination and (y) the last day of either the Initial Term or the renewal term, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. If Mr. Archbold resigns his employment due to a “change of control” of the Company followed within twelve months by a material adverse change in status (as such terms are defined in the agreement), the severance provisions provide that he will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary for twelve months after the date of termination, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of the bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer.

Mr. La Forgia.    Mr. La Forgia’s employment agreement was amended on March 6, 2008. The agreement has a term that expires on June 11, 2010 and sets forth an annual bonus based on achievement of Company and individual performance objectives. Mr. La Forgia’s agreement provides for severance payments upon termination of his employment without “cause” or his resignation due to an adverse change in status (as such terms are defined in the agreement) conditioned upon Mr. La Forgia delivering a general release in favor of the Company. The severance provisions provide that Mr. La Forgia will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary through the later of (1) twelve months after the date of termination, or through June 11, 2009, whichever is later, and (2) the expiration of the term of the agreement on June 11, 2010, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of his bonus for the calendar year in which his employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. If Mr. La Forgia resigns his employment due to a material adverse change in status (as such term is defined in the agreement), the severance provisions provide that he will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary through the later of (A) twelve months after the date of termination or through June 11, 2009, whichever is later, and (B) the expiration of the term of the agreement of June 11, 2010, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of the bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer.

Mr. Weiss.    Mr. Weiss’s employment agreement, dated January 15, 2007, sets forth a three year term (the “Initial Term”) and automatic renewal for up to three successive one year periods unless either Mr. Weiss or the Company notifies the other of intent not to renew the agreement. The agreement provides for an annual base salary, with a guaranteed increase of $50,000 after one year of employment, and an annual bonus based on achievement of Company performance objectives, as well as an additional guaranteed bonus for 2007 not subject to the terms of the standard annual performance-based plan. Mr. Weiss is also entitled to an additional bonus equal to 5% of the incremental EBIDTA related to the Company’s Direct business, the amount of which shall be reduced by the additional guaranteed bonus. In addition, Mr. Weiss was granted an additional 24,000 stock option grants effective January 1, 2008. Mr. Weiss’s agreement provides for severance payments upon termination of his employment without “cause” (as such term is defined in the agreement) conditioned upon Mr. Weiss delivering a general release in favor of the Company. The severance provisions provide that Mr. Weiss will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary through the earlier of (x) twelve months after the date of termination and (y) the last day of either the Initial Term or the renewal term, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. If Mr. Weiss resigns his employment due to a material adverse change in status (as such term is defined in the agreement), the severance provisions provide that he will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary for twelve months after the date of termination, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of the bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer.

Grants of Plan Based Awards

We award equity grants under the 2006 Plan. The plan provides for grants of stock options to certain of our directors, officers, consultants and employees of VS Parent, Inc. and VS Holdings, Inc. and its subsidiaries. The plan is administered by the Board of Directors of VS Parent, Inc. A total of 2,046,041 shares of common stock of VS Parent were available for issuance under the plan as of December 27, 2008 in four separate tranches consisting of Tranche A Options, Tranche B Options, Tranche C Options and Tranche D Options. As of December 27, 2008, options to purchase 1,952,056 shares of common stock were outstanding under the plan. The stock options are generally exercisable at no less than the fair market value on the date of grant. Generally, options awarded shall become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded. The stock options have a maximum term of 10 years. Vested grants are exercisable 30 days from the date of termination of employment without cause. There are no additional factors affecting ability to exercise other than the general vesting terms. According to the terms of the agreements governing their stock options, 25.0% of the unvested stock options held by Messrs. Archbold, Truesdale and Weiss will immediately vest and become exercisable upon the consummation of this offering.

The following table details the stock option grants to the named executive officers that are outstanding at December 27, 2008:

Grants of Stock Based Awards

Name	Grant Date	Number of Option Awards	Exercise Price of Awards ($/sh)	Fair Value of Grant ($)
Thomas Tolworthy	11/27/2002	204,604	10.00	1.54
	11/27/2002	68,201	20.00	—
	11/27/2002	68,201	25.00	—
	11/27/2002	68,201	30.00	—

Michael Archbold	4/16/2007	200,000	23.80	13.39
	4/16/2007	50,000	25.00	13.10
	4/16/2007	50,000	30.00	12.01

Anthony Truesdale	4/2/2006	195,626	11.47	6.85
	4/2/2006	65,208	20.00	5.34
	4/2/2006	65,208	25.00	4.72
	4/2/2006	65,208	30.00	4.23

Cosmo La Forgia	7/1/2003	18,414	10.00	1.00
	7/1/2003	6,138	20.00	—
	7/1/2003	6,138	25.00	—
	7/1/2003	6,138	30.00	—
	2/25/2007	500	20.00	8.79
	2/25/2007	500	25.00	7.87
	2/25/2007	500	30.00	7.11

Louis Weiss	12/29/2006	24,000	14.33	8.42
	12/29/2006	8,000	20.00	7.29
	12/29/2006	8,000	25.00	6.52
	12/29/2006	8,000	30.00	5.89
	1/1/2008	20,000	28.31	14.33
	1/1/2008	4,000	30.00	13.88

Those grants issued prior to January 2006 were not subject to the provisions of SFAS 123(R). As such they were valued using the minimum value method for equity share options for pro forma disclosure purposes only, and do not reflect the same fair value they would have had they been valued under the provisions of SFAS 123(R).

The table below outlines the vesting details of outstanding options at December 27, 2008:

Outstanding Equity Awards at December 27, 2008

Name	Number of Shares Underlying Unexercised Options Exercisable (#)	Number of Shares Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Thomas Tolworthy	204,604	—	10.00	11/27/2012
	68,201	—	20.00	11/27/2012
	68,201	—	25.00	11/27/2012
	68,201	—	30.00	11/27/2012

Michael Archbold	50,000	150,000	23.80	4/29/2017
	12,500	37,500	25.00	4/29/2017
	12,500	37,500	30.00	4/29/2017

Anthony Truesdale	97,813	97,813	11.47	4/1/2016
	32,604	32,604	20.00	4/1/2016
	32,604	32,604	25.00	4/1/2016
	32,604	32,604	30.00	4/1/2016

Cosmo La Forgia	18,414	—	10.00	7/1/2013
	6,138	—	20.00	7/1/2013
	6,138	—	25.00	7/1/2013
	6,138	—	30.00	7/1/2013
	125	375	20.00	2/24/2017
	125	375	25.00	2/24/2017
	125	375	30.00	2/24/2017

Louis Weiss	6,000	18,000	14.33	12/29/2016
	2,000	6,000	20.00	12/29/2016
	2,000	6,000	25.00	12/29/2016
	2,000	6,000	30.00	12/29/2016
	—	20,000	28.31	1/1/2018
	—	4,000	30.00	1/1/2018

Option Exercise and Stock Vested

There were no stock options exercised during Fiscal 2008 by our executives. Historically, we have not awarded equity-based grants other than stock options.

Pension Benefits

We currently do not have a pension program for our employees.

Nonqualified Deferred Compensation

We did not have a nonqualified deferred compensation program for our employees during Fiscal 2006. During Fiscal 2007 we adopted a nonqualified deferred compensation plan for senior level employees. The authorization for such plan prohibits any Company contributions on behalf of any officer (other than the voluntary election to defer the payment of a portion of such individual’s salary) without further Compensation Committee authorization. There were no Company contributions authorized during Fiscal 2007 or Fiscal 2008.

Director Compensation

We had eleven directors at December 27, 2008. During Fiscal 2008, we had seven Directors who received compensation. Messrs. Howard, Perkal and Korn, who are executives with Irving Place Capital Partners II, L.P., do not receive any compensation for their services on our Board. Similarly, Mr. Tolworthy, who also served as a director, did not receive any compensation for his services on our Board. We offer to each other member of our

Board $5,000 per quarter, $1,000 for each quarterly Board meeting attended, and $1,000 per each Board committee meeting attended. In addition, those other directors are each issued 15,000 stock-option grants upon acceptance of their offer as Director. These grants are subject to the same terms as those of every Vitamin Shoppe employee as described in 2006 Plan narrative.

The following table details the compensation paid to our Directors in Fiscal 2008:

Director Compensation Table

Name	Total ($)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)
B. Michael Becker	65,444	27,000	—	38,444	—	—
John H. Edmondson	49,361	29,000	—	20,361	—	—
David H. Edwab	38,000	38,000	—	—	—	—
Bernard D. Feiwus	73,444	26,000	—	47,444	—	—
Douglas B. Fox	33,000	33,000	—	—	—	—
John D. Howard	—	—	—	—	—	—
Douglas R. Korn	—	—	—	—	—	—
Richard Markee	47,985	26,000	—	21,985	—	—
Richard L. Perkal	—	—	—	—	—	—
Beth M. Pritchard	58,444	20,000	—	38,444	—	—

Mr. Becker attended four board meetings and five committee meetings during Fiscal 2008. In 2008 Mr. Becker was granted 15,000 stock options in accordance with our standard director compensation agreement at a weighted average exercise price of $28.59.

Mr. Edmondson attended five board meetings and four committee meetings during Fiscal 2008. In 2006 Mr. Edmondson was granted 15,000 stock options in accordance with our standard director compensation agreement at a weighted average exercise price of $18.16.

Mr. Edwab attended five board meetings and four committee meetings during Fiscal 2008. In 2005 Mr. Edwab was granted 15,000 stock options in accordance with our standard director compensation agreement at a weighted average exercise price of $18.85. There was no expense related to these grants in Fiscal 2008 as they were granted prior to the adoption of SFAS No. 123(R).

Mr. Feiwus attended five board meetings during Fiscal 2008. In 2007 Mr. Feiwus was granted 15,000 stock options in accordance with our standard director compensation agreement at a weighted average exercise price of $25.36. As of April 2009, Mr. Feiwus was no longer a director of the Company.

Mr. Fox attended five board meetings and four committee meetings during Fiscal 2008. In 2005 Mr. Fox was granted 15,000 stock options in accordance with our standard director compensation agreement at a weighted average exercise price of $19.10. There was no expense related to these grants in Fiscal 2008 as they were granted prior to the adoption of SFAS No. 123(R). As of April 2009, Mr. Fox was no longer a director of the Company.

Mr. Markee attended four quarterly meetings and an additional 2009 planning meeting in Fiscal 2008. In 2006 Mr. Markee was granted 15,000 stock options in accordance with our standard director compensation agreement at a weighted average exercise price of $18.61. Mr. Markee also serves as non-executive Chairman of the Board of Directors.

Ms. Pritchard attended four quarterly meetings during Fiscal 2008. In 2008 Ms. Pritchard was granted 15,000 stock options in accordance with our standard director compensation agreement at a weighted average exercise price of $28.59.

Potential Payments Upon Termination or Change in Control

The employment agreements of our President and Chief Merchandising Officer and of our Chief Financial Officer and Chief Operating Officer provide that if within the twelve-month period following a change in control there is a material adverse change in the executive’s functions, duties or responsibilities without the consent of the executive and the executive elects to terminate his employment, we are obligated to make severance payments equal to such executive’s base salary for up to a year from the date of termination, paid weekly; to pay any unpaid bonus earned in the year prior to termination; and to pay a pro-rated portion of annual bonus in the year of termination if the executive worked for six months or longer within that year. The employment agreements of our other named executive officers provide that if there is a material adverse change in the executive’s functions, duties or responsibilities without the consent of the executive and the executive elects to terminate his employment, we are obligated to make severance payments equal to such executive’s base salary for up to a year from the date of termination, paid weekly; to pay any unpaid bonus earned in the year prior to termination; and to pay a pro-rated portion of annual bonus in the year of termination if the executive worked for six months or longer within that year. In addition to cash payments, all named executive officers are eligible for continued participation in all life, health, and disability and similar insurance plans with the same provisions as every Company employee for up to twelve months.

Cash Severance
Richard L. Markee	$600,000
Anthony Truesdale	490,000
Michael Archbold	464,000
Cosmo La Forgia	275,000
Louis Weiss	350,000

The foregoing does not include any severance payments that would relate to bonuses that can not be determined at this point in time.

We are not obligated to make any cash payment or provide continued benefits to the named executive officers, other than certain vested retirement plans, if their employment is terminated by us for cause or by the executive without cause.

In addition to cash payments and insurance continuation, pursuant to the 2006 Plan, all unvested outstanding stock option grants vest immediately upon a change in control. Messrs. Archbold, Truesdale, La Forgia, and Weiss hold options that would vest upon any change in control, all of which are compensatory options which would impact our statements of operations. Accordingly, assuming a change in control had taken place on December 28, 2008, the unamortized stock option expense relating to the following individuals would be charged to the Company’s statement of operations immediately following the change in control:

Value of Accelerated Equity Awards
Anthony Truesdale	$675,776
Michael Archbold	2,140,164
Cosmo La Forgia	6,084
Louis Weiss	414,478

Employee Benefit Plans

Our employees, including our named executive officers, are entitled to various employee benefits. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare; and life and disability insurance.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of September 25, 2009 information concerning the beneficial ownership of our capital stock after giving effect to our corporate reorganization and after giving effect to this offering by:

•	each of the selling stockholders;

•	each holder of more than 5% of any class of voting stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is based upon 7,568,342 shares of common stock and 78,868 shares of preferred stock of VS Parent, Inc., our parent company, outstanding as of September 25, 2009. Each of the persons set forth below has sole voting power and sole investment power with respect to the shares set forth opposite his or her name, except as otherwise noted. Except as expressly set forth below, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer. Unless otherwise noted, the address of each stockholder is c/o Vitamin Shoppe, 2101 91st Street North Bergen, NJ 07047. The following table includes shares of common stock issuable within 60 days of September 25, 2009 upon the exercise of all options and other rights beneficially owned by the indicated person on that date. After giving effect to our corporate reorganization we will not have any preferred stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to This Offering	Percent	Preferred Stock Beneficially Owned	Percent	Shares of Common Stock being offered	Shares of Common Stock Beneficially Owned After This Offering	Percent
IPC/Vitamin, LLC (1)	6,092,000	80.4%	60,920	77.2%			—
Horowitz Family (2)	750,000	9.9%	7,500	9.5%		—	—
Blackstone Mezzanine Partners L.P. (3)	605,694	8.0%	4,780	6.1%		—	—
Blackstone Mezzanine Holdings L.P. (3)	25,237	*	199	*		—	—
Executive Officers and Directors:
Richard L. Markee	82,997	*	—	—		82,997	*
Anthony N. Truesdale	293,437	3.8%	—	—		293,437	3.7%
Michael G. Archbold	150,000	*	—	—		150,000	*
Cosmo La Forgia	37,578	*	—	—		37,578	*
Louis Weiss	30,000	*	—	—		30,000	*
James M. Sander	—	*	—	—		—	—
John D. Howard (1)	6,092,000	—	60,920	77.2%
David H. Edwab	11,250	*	—	—		11,250	*
Richard L. Perkal (4)	—	*	—	—		—	*
Douglas R. Korn (5)	—	—	—	—		—	—
John H. Edmondson	11,250	*	—	—		11,250	*
B. Michael Becker	3,750	*	—	—		3,750	*
Beth M. Pritchard	3,750	*	—	—		3,750	*
Douglas B. Fox	—	—	—	—		—	—

All named directors and executive officers as a group (14 persons)	6,716,012	88.7%	60,920	77.2%		8.2%

(1)	John D. Howard is employed by Irving Place Capital, a private equity firm that holds our shares through IPC/Vitamin, LLC. Mr. Howard, by virtue of his status as the sole member of JDH Management, LLC and Irving Place Capital may be deemed to share beneficial ownership of shares owned of record by IPC/Vitamin, LLC. Mr. Howard and Irving Place Capital share investment and voting power with respect to shares owned by IPC/Vitamin, LLC, but disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. IPC/Vitamin, LLC is an affiliate of Irving Place Capital and J.P. Morgan Securities, Inc., and is controlled by Irving Place Capital. Irving Place Capital has the right to designate a majority of persons to the Company’s board of directors pursuant to a stockholders agreement. The business address for Mr. Howard and each of the entities identified in this footnote is 277 Park Avenue, 39th Floor, New York, NY 10172.
(2)	The Horowitz Family consists of Jeffrey Horowitz, Helen Horowitz and two family trusts. Other than the shares held in the family trusts, Jeffrey Horowitz disclaims beneficial ownership of shares held by Helen Horowitz, and Helen Horowitz disclaims beneficial ownership of shares held by Jeffrey Horowitz. The business address for each stockholder identified in this footnote is c/o Fried, Frank, Harris, Shriver and Jacobson LLP, One New York Plaza, New York, New York 10004 and the telephone number is (212) 859-8000.

(3)	Includes 365,494 shares issuable to Blackstone Mezzanine Partners L.P. and 15,237 shares issuable to Blackstone Mezzanine Holdings L.P., in each case pursuant to warrants that will automatically exercise upon consummation of this offering. Blackstone Mezzanine Management Associates L.L.C. is the general partner of Blackstone Mezzanine Associates L.P. which is the general partner of Blackstone Mezzanine Partners L.P. and BMP Side-by-Side GP L.L.C. is the general partner of Blackstone Mezzanine Holdings L.P. Blackstone Holdings II L.P. is the managing member of Blackstone Mezzanine Management Associates L.L.C. and the sole member of BMP Side-by-Side GP L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P. The Blackstone Group L.P. is the sole shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C. and, accordingly, may be deemed to be the beneficial owner of the shares held by Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P. Each of the above, other than Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P., disclaims beneficial ownership of the shares held by each of Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P., except to the extent of such party’s pecuniary interest therein. The selling stockholder is an “affiliate” of a broker-dealer and has certified that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(4)	Mr. Perkal is employed by Irving Place Capital Management, L.P., a private equity firm that holds our shares through IPC/Vitamin, LLC. His business address is 277 Park Avenue, New York, New York 10172.
(5)	Mr. Korn is employed by Irving Place Capital Management, L.P., a private equity firm that holds our shares through IPC/Vitamin, LLC. His business address is 277 Park Avenue, New York, New York 10172.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Board of Directors has not adopted a written policy or procedure for the review, approval and ratification of related party transactions, however the Audit Committee Charter requires the Audit Committee to review all relationships and transactions in which the Company and its employees, directors and officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Based on all the relevant facts and circumstances, the Audit Committee will decide whether the related-party transaction is appropriate and will approve only those transactions that are in the best interests of the Company.

We require our directors and executive officers to complete annually a directors’ and officers’ questionnaire which requires disclosure of any related-party transactions. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in our periodic filings as appropriate.

Securityholders Agreement

In connection with the merger, the Company will enter into a securityholders agreement substantially similar to the Amended and Restated Securityholders Agreement. The securityholders agreement will, among other things:

•

limit the ability of the securityholders to transfer their securities in the Company, except for a transfer in connection with an underwritten public offering of shares of common stock, pursuant to an effective registration statement under the Securities Act, which results in aggregate gross proceeds to the Company and any selling stockholders of more than $80,000,000. Additionally, the securityholders agreement permits the transfer of securities, (i) subject to co-sale rights, (ii) with respect to securityholders who are natural persons, to such securityholder’s family members, (iii) to certain affiliates, (iv) in the event of a sale of the Company, and (iv) in accordance with the terms and conditions of the demand registration rights set forth in the securityholders agreement.

•

provide for take-along rights, which provides that if IPC elects to consummate, or to cause the Company to consummate, a transaction constituting a sale of the Company, then IPC will notify the Company and the other securityholders in writing at least 30 days prior to the consummation of such transaction of their election. If IPC delivers such notice, the other securityholders must vote for, consent to, and raise no objections to the proposed transaction, and the securityholders and the Company will take all other actions necessary to cause the consummation of the sale on the terms proposed by IPC. The securityholders are entitled to receive the same form and amount of consideration per share of common stock as IPC.

•

provide for co-sale rights, which provides that sales by IPC or its affiliates requires the delivery of a written notice to the Company and each other securityholder at least 30 days prior to making a transfer in excess of             % of IPC share holdings, measured from the date of the securityholders agreement, specifying the identity of the prospective transferee(s), the number and type of shares to be transferred and the terms and conditions of the transfer. Securityholders may elect to participate in the contemplated transfer at the same price per share and on the same terms and conditions by delivering written notice to the transferring securityholder within 20 days after delivery of the sale notice, provided that securityholders seeking to elect to participate must participate in the same relative proportion. If none of the other securityholders provides notice prior to the expiration of the 20-day period, then the transferring securityholders may transfer their shares to any person at a price no greater, and on other terms and conditions that are not more favorable in the aggregate to those set forth in the sale notice at any time within 180 days after expiration of the 20-day period for giving notice.

•

provide for certain rights of first offer with respect to transfers by security holders other than to certain permitted transferees. Specifically, in the event that a securityholder wishes to transfer any of its securities, the securityholder must first deliver a written offer notice to the Company and to IPC at least 30 days prior to making such transfer. The notice must disclose in reasonable detail the proposed transaction and the Company may elect to purchase all or any portion of the securities specified in the offer. If the Company elects not to purchase such securities within ten days after delivery of the written notice of the offer, IPC may elect to purchase all of the securities which the Company has not elected to purchase within 25 days after delivery of the written notice.

The securityholders agreement will also provide that the parties thereto must vote their securities to elect a board of directors of the Company which must be comprised of:

•	persons designated by the securityholders who are affiliates of IPC (the “IPC Directors”); and

•	persons possessing relevant industry experience or operational expertise as designated by the securityholders who are affiliates of IPC.

In addition, the securityholders agreement will provide that IPC Directors shall comprise a majority of the directors on the board of directors of any of the subsidiaries of the Company and of any committee of the board of the Company or any of its subsidiaries.

The securityholders agreement will also give the securityholders rights with respect to registration under the Securities Act of shares of the Company’s securities held by them, including demand registration rights.

Advisory Services Agreement

We and IPC Manager II, LLC (formerly Bear Stearns Merchant Manager II, LLC), an affiliate of Irving Place Capital Management, L.P., are parties to an advisory services agreement, pursuant to which general advisory and management services are to be provided to us with respect to financial and operating matters. Under the terms of the advisory services agreement, at the closing of the acquisition of our Company by IPC in 2002, we paid a transaction fee equal to $4,575,000 in connection with services rendered in connection with the acquisition. We also pay fees for ongoing advisory and management services equal to the greater of $187,500 or 0.25% of our gross sales for the preceding fiscal quarter. Such fees are paid each quarter. Amounts paid during the six months ended June 27, 2009 and June 28, 2008 were approximately $0.8 million and $0.7 million, respectively. Amounts paid during the Fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006 were approximately $1,527,000, $1,365,000, and $1,264,000, respectively. The advisory services agreement also provides that the advisors will be reimbursed for their reasonable out of pocket expenses in connection with certain activities undertaken pursuant to the agreement and will be indemnified for liabilities incurred in connection with their role under the agreement, other than for liabilities resulting from their gross negligence or willful misconduct.

Our advisors have a right of first offer to serve as our financial advisors in connection with acquisitions, divestitures and financings. In connection with these services, our advisors will earn an additional fee of the amount customary for such services. The agreement terminates on November 27, 2012. On November 15, 2005, we issued the Notes. Bear Stearns & Co. Inc., which subsequently became an affiliate of J.P. Morgan Securities Inc., was an initial purchaser and a joint book-running manager in connection with the offering of the Notes and received approximately $4,537,500 in underwriting discounts and commissions in connection with the offering. Upon a change of control resulting from the consummation of a qualified public offering (as defined in the agreement) the agreement would terminate and we would be obligated to pay the minimum advisory fees that would be payable in respect of the then current fiscal quarter as well as for the next four successive fiscal quarters.

Upon the completion of this offering, this agreement will terminate automatically and we will be obligated to make a lump sum payment of the advisory fee that would be payable in respect of the then current fiscal quarter, as well as the minimum advisory fee per the agreement for four additional quarters.

2006 Corporate Reorganization

On June 12, 2006, VS Mergersub, Inc., then a wholly owned subsidiary of VS Parent, Inc., then a wholly owned subsidiary of VS Holdings, Inc., merged with and into VS Holdings, Inc., with VS Holdings, Inc. being the surviving corporation. By operation of the merger, VS Holdings, Inc. became a direct wholly owned subsidiary of VS Parent, Inc. In connection therewith, each share (or fractional share) of Series A Preferred Stock of VS Holdings, Inc. was converted into a right to receive a share (or fractional share) of Series A preferred stock, par value $0.01 per share of VS Parent, Inc., and each share (or fractional share) of common stock of VS Holdings, Inc. was converted into a share (or fractional share) of common stock, par value $0.01 per share of VS Parent, Inc., and all equity grants (1,533,519 stock options and 567,163 warrants) of VS Holdings, Inc. were converted on a one-to-one basis into grants permitting the right to receive a share of VS Parent, Inc.’s common stock upon exercise. Subsequent to the reverse merger, VS Holdings, Inc. was authorized to issue 1,000 shares of Common Stock, whereby 100 shares were issued to VS Parent, Inc. In addition, a dividend of $1.7 million, recorded within additional paid-in-capital, was made from VS Holdings, Inc. to VS Parent, Inc. for a note receivable of $1.5 million, which was accounted for as a separate component of stockholders’ equity, and related accrued interest receivable of $0.2 million.

Transaction with Management

We held a promissory note made by Thomas A. Tolworthy on November 27, 2002, in the aggregate principal amount of $1,500,000 issued in connection with Mr. Tolworthy’s purchase of our common and preferred stock. On June 12, 2006, this note was assigned as a dividend to VS Parent, Inc., and was no longer held by or payable to us. On September 8, 2009, Mr. Tolworthy sold shares of VS Parent, Inc. common stock to VS Parent, Inc. at his original cost of $754,970 ($10 per share) and the proceeds from the repurchase were used to reduce Mr. Tolworthy’s promissory note. Mr. Tolworthy surrendered 634 shares of Series A Preferred Stock to VS Parent, Inc. in satisfaction of the remaining balance on the promissory note.

Controlled Company Status

Because IPC will own more than 50% of our common stock after this offering, we will be considered a “controlled company” for the purposes of the NYSE listing requirements. As such, we are permitted to, and have, opted out of the NYSE corporate governance requirements that our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. As a result, our board of directors and those committees may have more directors who do not meet the NYSE independence standards than they would if those standards were to apply.

DESCRIPTION OF CAPITAL STOCK

Prior to the completion of this offering, our certificate of incorporation and bylaws will be amended and restated. Copies of the forms of our amended and restated certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part. The provisions of our amended and restated certificate of incorporation and bylaws and relevant sections of the Delaware General Corporation Law, which we refer to as the “DGCL” are summarized below. The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the DGCL.

Common Stock

Our authorized capital stock consists of              shares of common stock, par value $0.001 per share. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

Holders of common stock have no preemptive, subscription or redemption rights. The outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The board of directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

The authority possessed by our board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our board has no present intention to issue any shares of preferred stock.

Antitakeover Effects of Provisions of the Certificate of Incorporation and Bylaws

Stockholders’ rights and related matters are governed by the DGCL, our certificate of incorporation and our bylaws. Provisions of the DGCL, our certificate of incorporation, and our bylaws, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. These provisions may also adversely affect prevailing market prices for the common stock.

Board Of Directors

The board of directors has the authority to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

Stockholder Action By Written Consent; Special Meetings

Our certificate of incorporation will permit stockholders to take action by the written consent of holders of all of our shares in lieu of an annual or special meeting.

Our bylaws will provide that special meetings of stockholders may only be called by:

•	the chairman of the board;

•	the chief executive officer;

•	the president;

•	the secretary;

•	IPC, until IPC no longer owns shares entitled to 33 1 /3% or more of the votes entitled to be cast by holders of then outstanding common stock; and

•	written request of the board or of the executive committee of the board.

Antitakeover Legislation

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203 by an express provision in our certificate of incorporation.

Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors

In order to address potential conflicts of interest between us and IPC, our certificate of incorporation will contain provisions regulating and defining the conduct of our affairs after the completion of this offering as they may involve IPC and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with IPC. In general, these provisions recognize that we and IPC may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and IPC will continue to have contractual and business relations with each other, including service of officers and directors of IPC serving as our directors.

Our certificate of incorporation will provide that, subject to any contractual provision to the contrary, IPC will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	any decision or action by IPC to assert or enforce its rights under any agreement or contract with us;

•	doing business with any of our clients or customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our certificate of incorporation, neither IPC nor any officer or director of IPC, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our certificate of incorporation will provide that IPC is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for IPC and us and IPC will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that IPC pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of IPC learns of a potential transaction or matter that may be a corporate opportunity for both us and IPC, our certificate of incorporation will provide that the director or officer:

•	will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of IPC’s actions with respect to that corporate opportunity;

•	will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our certificate of incorporation; and

•

will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our certificate of incorporation,

if he or she acts in good faith in a manner consistent with the following policy:

•

a corporate opportunity offered to any of our officers or directors who is also a director, officer, or employee of IPC will belong to us, only if that opportunity is expressly offered in writing to that person solely in his or her capacity as our director or officer, and not separately offered to IPC or any of its officers, directors or employees;

•	otherwise such opportunity shall belong to IPC.

For purposes of our certificate of incorporation, “corporate opportunities” include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of IPC or its officers or directors will be brought into conflict with our self-interest.

Our certificate of incorporation will also provide that no contract, agreement, arrangement or transaction between us and IPC will be void or voidable solely for the reason that IPC is a party to such agreement or by reason of the execution of any contract or agreement by an officer or director of IPC who is also an officer or director of ours, and IPC:

•	will have fully satisfied and fulfilled its fiduciary duties to us and our stockholders with respect to the contract, agreement, arrangement or transaction;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangement or transaction;

•	will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of our certificate of incorporation; and

•	will be deemed not to have breached its duties of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom for purposes of our certificate of incorporation;

if:

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of the common stock then outstanding not owned by IPC or a related entity; or

•	the transaction, judged according to the circumstances at the time of the commitment, is established to have been fair to us.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have consented to these provisions of our certificate of incorporation.

Provisions Relating to Control by IPC

Our certificate of incorporation will provide that until IPC ceases to beneficially own shares entitled to 33 1/3% or more of the votes entitled to be cast by then outstanding common stock, the prior consent of IPC will be required for:

•	any consolidation or merger of us or any of our subsidiaries with any person, other than a subsidiary;

•

any sale, lease, exchange or other disposition or any acquisition by us, other than transactions between us and our subsidiaries, or any series of related dispositions or acquisitions, except for those for which we give IPC at least 15 days prior written notice and which involve consideration not in excess of $10 million, and except (1) any disposition of cash equivalents or investment grade securities or obsolete or worn out equipment and (2) the lease, assignment or sublease of any real or personal property, in each case, in the ordinary course of business;

•	any change in our authorized capital stock or our creation of any class or series of capital stock;

•	the amendment or adoption of any incentive plan for us or any of our subsidiaries;

•	our dissolution;

•	the amendment of various provisions of our certificate of incorporation and bylaws;

•	the declaration of dividends on any class of our capital stock;

•	the issuance of any series of preferred stock; and

•

any change in the number of directors on our board of directors, the establishment of any committee of the board, the determination of the members of the board or any committee of the board, and the filling of newly created memberships and vacancies on the board or any committee of the board.

Until the time that IPC ceases to be entitled to 33 1/3% or more of the votes entitled to be cast, the affirmative vote of the holders of at least 66 2/3% of the votes entitled to be cast is required to alter, amend or repeal, or adopt any provision inconsistent with the control provisions described above; however, after IPC no longer owns shares for its own account entitling it to cast at least 33 1/3% of the votes entitled to be cast by the holders of the then outstanding common stock, any such alteration, adoption, amendment or repeal would be approved if a quorum is present and the votes favoring the action exceed the votes opposing it. Accordingly, until such time, so long as IPC controls at least 33 1/3% of the votes entitled to be cast, it can prevent any such alteration, adoption, amendment or repeal.

References to “IPC” in the this “Description of Capital Stock” includes Irving Place Capital Management, L.P., and its affiliates, and certain funds with an economic interest in our common stock.

Limitation of Liability of Directors

Our certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation and by-laws also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, we intend to enter into indemnification agreements with certain of our directors and officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, so long as the indemnitee acted in good faith. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Listing

We will apply to list our common stock on the NYSE under the symbol “VSI”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon consummation of this offering, we will have outstanding              shares of common stock (             shares if the underwriters exercise their option to purchase additional shares to cover any short positions in full), all of which will be freely tradable without restriction or further registration under the Securities Act, except for any common stock held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

Lock-Up Agreements

We, the selling stockholders, IPC/Vitamin LLC and each of our directors and executive officers and other stockholders have agreed with the underwriters, subject to certain exceptions described below, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible or exchangeable for our common stock, during the period from the date of this prospectus continuing through the 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., on behalf of the underwriters. The underwriters may waive these restrictions in their discretion. Currently, the underwriters have no intention to release the aforementioned holders of our common stock from the lock-up restrictions described above.

The 180-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Our lock-up agreement will provide exceptions for, among other things:

•	the securities to be sold in connection with this offering;

•	transfers by our directors, executive officers and other stockholders as bona fide gifts as long as the recipient agrees to be bound by the terms of the lock-up provisions; and

•	distributions of shares of common stock to members or stockholders of our stockholders as long as the recipient agrees to be bound by the terms of the lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after consummation of this offering; or

•

the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly though one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without limitation subject only to availability of current, public information, and after beneficially owning such shares for at least 12 months. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Stock Options

We intend to file a Registration Statement on Form S-8 registering              shares of common stock subject to outstanding options or reserved for future issuance under the 2006 Plan. As of                     , 2009, options to purchase a total of              shares of our common stock were outstanding and              shares of our common stock were reserved for future issuance under the plan. Once the Registration Statement on Form S-8 is filed, our common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, will be available for immediate resale in the open market.

Warrants

As of June 27, 2009, there were warrants outstanding to purchase approximately 567,163 shares of VS Parent, Inc. common stock.

Registration Rights

Beginning        days after the date of this offering, holders of              shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of              shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See “Certain Relationships and Transactions—Stockholders Agreement.” Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your own tax advisors.

This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the federal income tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	corporations that accumulate earnings to avoid U.S. federal income tax.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code), and assumes that no item of income or gain in respect of the common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate and to avoid backup withholding tax, as discussed below, for dividends, then you must (a) provide the withholding agent with a properly completed Internal Revenue Service Form W-8BEN (or other applicable form), and certify under penalties of perjury that you are not a U.S. person, as defined in the Code, and are eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders other than corporations or individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” in the U.S.; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If the first bullet point immediately above is applicable to you, any gain derived on the sale or taxable disposition of our common stock will be subject to a flat 30.0% tax, which may be offset by U.S. source capital losses. We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the Internal Revenue Service.

Effect of Accounting and Tax Treatment on Compensation Decisions

In Fiscal 2008, while we generally considered the financial accounting and tax implications of our executive compensation decisions, these implications were not material considerations in the compensation awarded to our named executive officers during such fiscal year.

UNDERWRITING

J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are acting as joint book-running managers of this offering and representatives of the underwriters. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares of common stock indicated in the table below:

Underwriters	Number of Shares
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate                      of additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option to purchase additional shares is exercised in full, the total price to the public would be $             , the total underwriters’ discounts and commissions would be $             and the total proceeds to us would be $             .

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

In addition, we estimate that our expenses for this offering other than underwriting discounts and commissions payable by us will be approximately $             million. The underwriters have agreed to reimburse us for certain deal related expenses.

Public Offering Price

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after the offering the shares will not trade in the market above their initial offering price.

Discretionary Shares

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior specific written approval of the customer.

No Sales of Similar Securities

We, the selling stockholders, all of our directors and officers and holders of all of our outstanding stock and holders of securities exercisable for or convertible into shares of common stock have agreed that, subject to specified exceptions, without the prior written consent of J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock; or

•	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraphs do not apply to:

•	the sale by us or the selling stockholders of shares to the underwriters in connection with the offering;

•	the transfer by our directors, executive officers and other stockholders of shares of common stock as a bona fide gift or gifts; or

•	distributions of share of common stock to members or stockholders of our stockholders.

With respect to the second and third bullets, it shall be a condition to the transfer or distribution that the transferee execute and deliver a copy of the lock-up agreement and that no filing by any donee or transferee with the SEC shall be required or shall be made voluntarily in connection with such transfer or distribution other than a filing on Form 5 made after the expiration of the 180-day restricted period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Listing on the New York Stock Exchange

We will apply to have our common stock approved for quotation on the NYSE under the symbol “VSI.”

Indemnification

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities under the Securities Act, including liabilities arising out of or based upon certain material misstatements or omissions. If we, the selling stockholders or the underwriters are unable to provide this indemnification, we, the selling stockholders or the underwriters, as applicable, will contribute to payments the other party or parties may be required to make in respect of those liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. These underwriters have received customary fees and commissions for these transactions. Additionally, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is agent and issuing bank under our 2009 revolving credit facility, for which they have or will receive customary fees.

A portion of the net proceeds from the offering will be used to redeem our outstanding Series A Preferred Stock, plus accrued and undeclared dividends. The Series A Preferred Stock is held by, among others, IPC/Vitamin, LLC, an affiliate of IPC and J.P. Morgan Securities Inc. J.P. Morgan Securities Inc., through its affiliates IPC/Vitamin, LLC, The BSC Employee Fund III, L.P. and The BSC Employee Fund IV, L.P., has an economic interest in approximately 25% of our common stock outstanding as of September 4, 2009.

We and IPC are parties to an advisory services agreement, pursuant to which general advisory and management services are to be provided to us with respect to financial and operating matters. Under the terms of the advisory services agreement, we pay fees for ongoing advisory and management services equal to the greater of $187,500 or 0.25% of our gross sales for the preceding fiscal quarter. Such fees are paid each quarter. Amounts paid during the six months ended June 27, 2009 and June 28, 2008 were approximately $0.8 million and $0.7 million, respectively. Amounts paid during Fiscal 2008, Fiscal 2007 and Fiscal 2006 were approximately $1,527,000, $1,365,000, and $1,264,000, respectively. Upon the completion of this offering, this agreement will terminate automatically and we will be obligated to make a lump sum payment of the advisory fee that would be payable in respect of the then current fiscal quarter, as well as the minimum advisory fee per the agreement for four additional quarters, which we expect to total approximately $1.2 million.

IPC and certain of our senior management stockholders are party to a securityholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders. Pursuant to the agreement, each party agreed to take all action necessary to ensure the persons designated by IPC serve on our board of directors. Additionally, the securityholders agreement provides that the persons designated by IPC shall comprise a majority of directors on the board of directors of any of the subsidiaries of VS Holdings, Inc. and of any committee of the board of VS Holdings, Inc. or any of its subsidiaries.

Conflict of Interest

J.P. Morgan Securities Inc. is a member of the Financial Industry Regulatory Authority, Inc., or “FINRA”, the successor to the National Association of Securities Dealers, Inc., or “NASD.” Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of J.P. Morgan Securities Inc. because, as stated above, J.P. Morgan Securities Inc. has an economic interest in approximately 25% of our common stock outstanding as of September 4, 2009. Under Rule 2720, when a FINRA member participates in the underwriting of an affiliate’s equity securities, the public offering price per share can be no higher than that recommended by a “qualified independent underwriter” meeting certain standards. Barclays Capital Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of our common stock will be no higher than the price recommended by Barclays Capital Inc., which will not receive any additional compensation in connection with its acting as a qualified independent underwriter. We and the selling stockholders have agreed to indemnify Barclays Capital Inc. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

Selling Restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or ASIC. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001, or the Act, in relation to the securities or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ‘Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•

the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•

it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Notice to Prospective Investors in India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain partners of Kirkland & Ellis LLP collectively indirectly hold less than 1% of each of the common stock and preferred stock of VS Parent, Inc. The validity of the shares offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 27, 2008 and December 29, 2007, and for each of the three fiscal years in the period ended December 27, 2008 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of Statement of Financial Accounting Standards No. 109,” effective December 31, 2006). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete.

You may read a copy or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC’s internet site at http://www.sec.gov.

We currently are required to file reports with the SEC pursuant to the covenants in the indenture governing our Notes. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and internet site of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

VS Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VS Holdings, Inc. and Subsidiary (the “Company”) as of December 27, 2008 and December 29, 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 27, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of VS Holdings, Inc. and Subsidiary as of December 27, 2008 and December 29, 2007, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, effective December 31, 2006.

/s/	Deloitte & Touche LLP
New York, New York
March 18, 2009 (July 20, 2009 as to net income per common share data described in Note 3)

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 27, 2008	December 29, 2007
ASSETS
Current assets:
Cash and cash equivalents	$1,623	$1,453
Inventories	106,891	97,809
Prepaid expenses and other current assets	13,005	11,587
Deferred income taxes	4,750	1,556

Total current assets	126,269	112,405
Property and equipment, net	82,989	63,270
Goodwill	177,248	177,248
Other intangibles, net	71,088	68,223
Other assets:
Deferred financing fees, net of accumulated amortization of $3,536 and $2,368, respectively	4,097	5,265
Other	462	319
Security deposits	1,537	1,553

Total other assets	6,096	7,137

Total assets	$463,690	$428,283

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligation	$1,111	$—
Revolving credit facility	17,000	—
Accounts payable	24,348	35,349
Deferred sales	13,039	11,212
Accrued salaries and related expenses	5,454	4,850
Accrued interest	2,170	2,551
Other accrued expenses	10,800	7,216

Total current liabilities	73,922	61,178
Long-term debt	165,000	165,000
Capital lease obligation, net of current portion	3,271	—
Deferred income taxes	23,363	20,282
Other long-term liabilities	8,721	5,057
Deferred rent	20,883	16,972
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding at December 27, 2008 and at December 29, 2007	—	—
Additional paid-in capital	159,556	157,204
Accumulated other comprehensive loss	(2,614)	(1,350)
Retained earnings	11,588	3,940

Total stockholders’ equity	168,530	159,794

Total liabilities and stockholders’ equity	$463,690	$428,283

See accompanying notes to consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Net sales	$601,540	$537,872	$486,026
Cost of goods sold	405,659	360,346	326,523

Gross profit	195,881	177,526	159,503
Selling, general and administrative expenses	158,617	143,468	128,646
Related party expenses	1,523	1,365	1,356

Income from operations	35,741	32,693	29,501
Other	—	—	(366)
Interest income	(62)	(234)	(350)
Interest expense	21,253	22,340	22,161

Interest expense, net	21,191	22,106	21,811

Income before provision for income taxes	14,550	10,587	8,056
Provision for income taxes	6,341	3,792	3,242

Net income	8,209	6,795	4,814
Accumulated preferred stock dividends	—	—	4,123

Net income applicable to common stockholders	$8,209	$6,795	$691

Weighted average common shares outstanding
Basic	100	100	100
Diluted	100	100	104
Net income per common share
Basic	$82,090	$67,950	$6,910
Diluted	$82,090	$67,950	$6,644

See accompanying notes to consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Preferred Stock
	Series A		Common Stock		Note Receivable Due from Officer			Accumulated Other Comprehensive (Loss) Income	Retained Earnings (Accumulated Deficit)
	Shares	Amounts	Shares	Amounts		Additional Paid-In- Capital	Warrants			Total
Balance at December 31, 2005	79,860	1	7,617,000	76	(1,500)	151,040	5,666	—	(7,428)	147,855
Net income	—	—	—	—	—	—	—	—	4,814	4,814
Interest Rate Swap, net of taxes of $209	—	—	—	—	—	—	—	478	—	478

Total Comprehensive Income										5,292
Equity Compensation	—	—	—	—	—	524	—	—	—	524
Recapitalization	(79,860)	(1)	(7,616,900)	(76)	1,500	4,078	(5,666)	—	—	(165)

Balance at December 30, 2006	—	—	100	—	—	155,642	—	478	(2,614)	153,506
Net income	—	—	—	—	—	—	—	—	6,795	6,795
Interest Rate Swap, net of taxes of $1.1 million	—	—	—	—	—	—	—	(1,828)	—	(1,828)

Total Comprehensive Income										4,967
Equity Compensation	—	—	—	—	—	1,562	—	—	—	1,562
Adoption of FIN 48 (see Note 7)	—	—	—	—	—	—	—	—	(241)	(241)

Balance at December 29, 2007	—	—	100	—	—	157,204	—	(1,350)	3,940	159,794
Net income	—	—	—	—	—	—	—	—	8,209	8,209
Interest Rate Swap, net of taxes of $808	—	—	—	—	—	—	—	(1,264)	—	(1,264)

Total Comprehensive Income										6,945
Equity Compensation	—	—	—	—	—	2,352	—	—	—	2,352
Dividend to Parent	—	—	—	—	—	—	—	—	(561)	(561)

Balance at December 27, 2008	—	$—	100	$—	$—	$159,556	$—	$(2,614)	$11,588	$168,530

See accompanying notes to consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Cash flows from operating activities:
Net income	$8,209	$6,795	$4,814
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,651	16,044	14,811
Loss on disposal of fixed assets	79	80	8
Deferred income taxes	695	2,255	2,640
Deferred rent	3,447	2,207	2,054
Equity compensation expense	2,352	1,562	524
Changes in operating assets and liabilities:
Inventories	(9,082)	(15,634)	(8,043)
Prepaid expenses and other current assets	74	(803)	1,074
Other non-current assets	(127)	625	(221)
Accounts payable	(10,908)	8,677	(1,144)
Accrued expenses and other current liabilities	5,634	(1,536)	238
Other long-term liabilities	564	346	—

Net cash provided by operating activities	19,588	20,618	16,755

Cash flows from investing activities:
Capital expenditures	(31,895)	(14,074)	(13,475)
Trademarks and other intangible assets	(3,494)	(18)	(105)

Net cash used in investing activities	(35,389)	(14,092)	(13,580)

Cash flows from financing activities:
Borrowings under revolving credit agreement	20,000	4,000	—
Repayment of borrowings under revolving credit agreement	(3,000)	(10,500)	(5,627)
Dividend to Parent	(561)	—	—
Payments of capital lease obligation	(468)	—	—
Deferred financing fees	—	(45)	(860)

Net cash provided by (used in) financing activities	15,971	(6,545)	(6,487)

Net increase (decrease) in cash and cash equivalents	170	(19)	(3,312)
Cash and cash equivalents beginning of year	1,453	1,472	4,784

Cash and cash equivalents end of year	$1,623	$1,453	$1,472

Supplemental disclosures of cash flow information:
Interest paid	$20,386	$21,895	$21,308
Income taxes paid	$5,919	$752	$401

Supplemental disclosures of non-cash investing activities:
Accrued purchases of property and equipment	$2,134	$2,227	$—
Assets acquired under capital lease	$4,850	$—	$—

Supplemental disclosures of non-cash financing activities:
Dividend to VS Parent, Inc.	$—	$—	$1,665

See accompanying notes to consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

VS Holdings, Inc. (“Holdings”), is incorporated in the State of Delaware, and through its wholly owned subsidiary, Vitamin Shoppe Industries Inc. (“Subsidiary” or “VSI”) and VSI’s wholly owned subsidiary, VS Direct Inc. (“Direct,” and, together with Holdings and VSI, the “Company”), is a leading specialty retailer and direct marketer of nutritional products. Sales of both national brands and “The Vitamin Shoppe” and “BodyTech” brands of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies and other health and beauty aids are made through VSI-owned retail stores, the Internet and mail order catalogs to customers located primarily in the United States. VSI operates from its headquarters in North Bergen, New Jersey.

The consolidated financial statements for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006 include the accounts of Holdings, VSI and VSI’s wholly owned subsidiary Direct. All significant intercompany transactions have been eliminated.

The Company’s fiscal year ends on the last Saturday in December. As used herein, the term “Fiscal Year” or “Fiscal” refers to the 52-week period ending the last Saturday in December. Fiscal 2008 is a 52-week period ended December 27, 2008, Fiscal 2007 is a 52-week period ended December 29, 2007, and Fiscal 2006 is a 52-week period ended December 30, 2006.

2. Reorganization and Recapitalization

On June 12, 2006, VS Parent, Inc. (“Parent”), a Delaware corporation, then a newly created wholly owned subsidiary of Holdings’ entered into a reverse merger with Holdings by which Parent merged with and into Holdings, with Holdings being the surviving corporation. By operation of the merger, Holdings became a direct wholly owned subsidiary of Parent. In connection therewith, each share (or fractional share) of Series A Preferred Stock of Holdings was converted into a right to receive a share (or fractional share) of Series A preferred stock, par value $0.01 per share of Parent, and each share (or fractional share) of common stock of Holdings was converted into a share (or fractional share) of common stock, par value $0.01 per share of Parent, and all equity grants (1,533,519 stock options and 567,163 warrants) of Holdings were converted on a one-to-one basis into grants permitting the right to receive a share of Parent’s common stock upon exercise. Subsequent to the reverse merger, Holdings was authorized to issue 1,000 shares of Common Stock, whereby 100 shares were issued to Parent. In addition, a dividend of $1.7 million, recorded within additional paid-in-capital, was made from Holdings to Parent for a note receivable of $1.5 million, which was accounted for as a separate component of stockholders’ equity, and related accrued interest receivable of $0.2 million.

3. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Inventories—Inventories, which are comprised solely of finished goods, are stated at the lower of cost or market value. Cost is determined using the moving weighted average method. Finished goods inventory includes the cost of labor and overhead required to package products. In addition, the cost of inventory is reduced by purchase discounts and allowances received from certain of our vendors. The Company estimates losses for excess and/or obsolete inventory and the net realizable value of inventory based on the aging of inventory and the valuation of the likelihood of recovering the inventory costs based on anticipated demand. The following table details the activity and balances for the Company’s reserve for obsolete inventory at December 27, 2008, December 29, 2007 and December 30, 2006 (in thousands):

	Balance Beginning of Year	Amounts Charged to Cost of Goods Sold	Uses of Reserves	Balance at End of Year
Obsolescence Reserves:
Year Ended December 27, 2008	$1,252.8	$1,929.3	$(1,793.0)	$1,389.1
Year Ended December 29, 2007	1,315.6	1,334.0	(1,396.8)	1,252.8
Year Ended December 30, 2006	1,750.6	1,081.9	(1,516.9)	1,315.6

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets. Furniture, fixtures and equipment are depreciated over three to fifteen years. Leasehold improvements are amortized over the shorter of their useful lives or related lease terms. In accordance with the AICPA’s Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the direct internal and external costs associated with the development of the features and functionality of the Company’s websites, transaction processing systems, telecommunications infrastructure and network operations, are capitalized and are amortized on a straight line basis over the estimated lives of five years. Capitalization of costs begin when the preliminary project stage is completed and management authorizes and commits to funding the computer software project and that it is probable that the project will be completed and the software will be used to perform the function intended. Depreciation of the assets commence when they are put into use. Expenditures for repairs and maintenance are expensed as incurred and expenditures for major renovations and improvements are capitalized. Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

Impairment of Long-Lived Assets and Other Intangibles—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows expected to be generated by that asset. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recognized. Intangible assets with indefinite useful lives are not amortized but are reviewed for impairment annually or more frequently if circumstances indicate a possible impairment may have occurred.

Goodwill and Other Intangibles—Goodwill is not amortized but is reviewed for impairment at least annually, in the fourth quarter of each year, or whenever impairment indicators exist. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Goodwill is tested for impairment at the reporting unit level (the Company’s operating segments). Impairment tests involve calculating the fair value of both reporting units using the discounted cash flow analysis method and the market multiples method which is used primarily for additional validation. Both of these valuation methods require certain assumptions and estimates be made by the Company regarding certain industry trends and future profitability. It is the Company’s policy to conduct goodwill impairment testing from information based on the most current business projections, which include projected future revenues and cash flows. The cash flows utilized in the discounted cash flow analysis are based on five-year financial forecasts developed internally by management. Cash flows for each unit are discounted using an internally derived weighted average cost of capital which reflects the costs of borrowing for the funding of each unit as well as the risk associated with the units themselves. Subsequent to this fair value calculation, a comparison is made between of the fair values of each reporting unit to their carrying values to determine impairment, if any. The valuation of the goodwill and indefinite-lived intangible assets is affected by, among other things, the Company’s projections for the future and estimated results of future operations. Changes in the business plan or operating results that are different than the estimates used to develop the valuation of the assets may impact these valuations. To the extent that the fair value associated with the goodwill and indefinite-lived intangible assets is less than the recorded value, this would result in a write down of the carrying value of the asset. Impairment tests between annual tests may be undertaken if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. Intangible assets with indefinite lives are not amortized but are reviewed for impairment annually or more frequently if circumstances indicate a possible impairment may have occurred. For those intangible assets which have definite lives, the Company amortizes their cost on a straight-line basis over their estimated useful lives which are various periods based on their contractual terms.

Insurance Liabilities—Based on the Company’s assessment of risk and cost efficiency, the Company purchases insurance policies to provide for workers’ compensation, general liability, and property losses, as well as director’s and officer’s liability, vehicle liability and employee medical benefits. Effective January 1, 2006, the Company self insures its employee medical benefits. At December 30, 2006, the accrual for claims incurred but not reported amounted to $0.4 million.

Rent Expenses, Deferred Rent and Landlord Construction Allowances—Rent expense and rent incentives, including landlord construction allowances, are recognized on a straight-line basis over the lease term. The Company records rent expense for stores and the distribution center as a component of cost of goods sold. The Company accounts for landlord construction allowances as lease incentives and records them as a component of deferred rent, which is recognized in cost of goods sold over the lease term.

Deferred Financing Costs—The Company capitalizes costs directly associated with acquiring third-party financing. Deferred financing costs are included in other assets and are amortized as interest expense over the term of the related indebtedness.

Revenue Recognition—The Company recognizes revenue, net of sales returns, when merchandise is sold “over-the-counter” in retail stores or upon delivery to a direct customer. To arrive at net sales, gross sales are reduced by actual customer returns and a provision for estimated future customer returns, which is based on management’s review of historical and current customer returns. The following table details the activity and balances of the sales return reserves at December 27, 2008, December 29, 2007 and December 30, 2006 (in thousands):

	Balance Beginning of Year	Amounts Charged to Sales	Write-Offs/Recoveries Against Reserves	Balance at End of Year
Sales return reserves:
Year Ended December 27, 2008	$119.9	$10,739.0	$(10,756.1)	$102.8
Year Ended December 29, 2007	112.5	9,973.5	(9,966.1)	119.9
Year Ended December 30, 2006	190.9	9,295.0	(9,373.4)	112.5

Cost of Goods Sold—The Company includes the cost of inventory sold, costs of warehousing and distribution and store occupancy costs in cost of goods sold. Warehousing and distribution costs include freight on internally transferred merchandise, rent for the distribution center and costs associated with our buying department and distribution facility, including payroll, which are capitalized into inventory and then expensed as merchandise is sold. Store occupancy costs include rent, common area maintenance, real estate taxes, repairs and maintenance, insurance and utilities.

Frequent Buyer Program—The Company has a frequent buyer program whereby customers earn points toward free merchandise based on the volume of purchases. Points are earned each year and must be redeemed within the first three months of the following year or they expire. Sales are deferred based upon points earned and estimated redemptions, which are based on historical redemption data. The Company records a liability for points earned within the current period. This liability is recorded as “deferred sales” on the consolidated balance sheet.

Store Pre-opening Costs—Costs associated with the opening of new retail stores and start up activities are expensed as incurred.

Advertising Costs—Costs associated with the production and distribution of the Company’s monthly and quarterly catalogs are expensed as incurred. The costs of advertising for online marketing arrangements, magazines, television and radio are expensed the first time advertising takes place. Advertising expense was $13.2 million, $13.7 million and $13.1 million for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Online Marketing Arrangements—The Company has entered into online marketing arrangements with various online companies. These agreements are established for periods of 24 months, 12 months or, in some cases, a lesser period and generally provide for compensation based on revenue sharing upon the attainment of stipulated revenue amounts or based on the number of visitors that the online company refers to the Company. The Company had no fixed commitments during fiscal 2008, fiscal 2007 and fiscal 2006 relating to fixed payment contracts.

Research and Development Costs—The Company maintains close relationships with its third party branded manufacturers, which allows the Company to be at the forefront of introducing new third-party branded products within the industry. In addition, the Company maintains a product development group that is staffed with employees who oversee our development of new Vitamin Shoppe branded products. During fiscal 2008, fiscal 2007 and fiscal 2006, the Company focused on, and will continue to focus on, developing Vitamin Shoppe branded product offerings for beauty care, condition-specific and branded blended specialty supplements (which are designed to assist with certain conditions, for example, sleep difficulties) and functional foods and beverages (offering further benefits beyond nourishment and hydration, such as additional vitamins and minerals). The Company is also focusing on enhancing its Vitamin Shoppe branded product offerings under the Company’s Bodytech label. Research and development costs are recorded in selling, general and administrative expenses in our consolidated statements of operations. The Company incurred $1.4 million, $1.6 million, and $1.9 million of research and development expense for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006, respectively.

Income Taxes—Deferred income tax assets and liabilities are recorded in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred income taxes have been provided for temporary differences between the tax bases and financial reporting bases of the Company’s assets and liabilities using the tax rates and laws in effect for the periods in which the differences are expected to reverse.

Effective December 31, 2006, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”).” FIN 48 provides guidance for the recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, we recognized an adjustment of $2.7 million, increasing our liability for uncertain tax positions, and interest, and reducing the December 31, 2006 balance of retained earnings by $0.2 million as well as increasing the balance of goodwill by $1.4 million. See Note 7 to our consolidated financial statements for more information on income taxes.

Prior to 2007 and the adoption of FIN 48, reserves were recorded when management determined that it was probable that a loss would be incurred related to these matters and the amount of the loss was reasonably determinable. Subsequent to the adoption of FIN 48, we are required to recognize, at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority, the impact of an uncertain income tax position on our income tax return. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions. We record interest expense and penalties payable to relevant tax authorities as income tax expense.

Comprehensive Income—Comprehensive income represents net income plus the results of certain non-stockholders’ equity changes not reflected in the statement of operations (other comprehensive (loss) income). The amounts recorded in accumulated other comprehensive (loss) income for the Company represent the fair value of an interest rate swap, accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Financial Instruments Policy—The Company uses interest rate swaps as cash flow hedges to manage our exposure to fluctuating interest rate risk on our debt. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, published by the Financial Accounting Standards Board (“FASB”), derivative instruments are reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated and effective as part of a hedged transaction and on the type of hedged transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are effected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period.

On the date a derivative contract is entered into, SFAS No. 133 requires that a qualifying derivative is required to be designated as (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to the asset or liability (cash flow hedge). At the inception of the hedging relationship, the Company documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. Derivatives are recorded in the consolidated balance sheet at fair value in other long-term assets or other long-term liabilities. Both at inception of the hedge and quarterly thereafter, the Company performs an assessment to determine whether the derivatives that are used in hedging transactions are expected to be highly effective in offsetting changes in the cash flows of the hedged item.

The effective portion of the changes in fair value of the Company’s interest rate swap, which is designated as a cash flow hedge, is recorded in accumulated other comprehensive income, net of tax. The ineffective portion of the change in fair value is recorded as a component of interest expense. Changes in fair value are estimated by management quarterly, based on dealer quotes.

The Company entered into an interest rate swap during December 2005 on a portion of its $165 million Second Priority Senior Secured Floating Rate Notes due 2012 (the “Notes”), which originally did not qualify for hedge accounting under SFAS No. 133. As a result, the fair market value of the interest rate swap was marked to market at December 31, 2005 with a corresponding adjustment to other expense. The interest rate swap has a maturity date of November 2010. As of the first fiscal quarter of 2006, the interest rate swap qualified for hedge accounting. The fair market value of ($2.3) million at December 29, 2007 was recorded in other long-term liabilities on the consolidated balance sheets. The fair market value of ($4.4) million as of December 27, 2008 is recorded in other long-term liabilities on the consolidated balance sheets. Of the decrease in market value of $2.1 million in Fiscal 2008, $1.3 million is recorded in comprehensive income, and $0.8 million is recorded in deferred tax assets.

Concentrations of Credit Risk—The Company’s customers are consumers who purchase products at the Company’s retail stores, through the Company’s mail-order services or through the Company’s website. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable from credit card processors. As of December 30, 2006, there were no significant concentrations of accounts receivable, or related credit risks. Accounts receivable from credit card processors, included in prepaid expenses and other current assets on the consolidated balance sheets, totaled $3.8 million at December 27, 2008 and $4.2 million at December 29, 2007.

Nature’s Value, Inc. is the only supplier from whom the Company purchased at least 5% of its merchandise during Fiscal 2008, 2007 and 2006. The Company purchased approximately 7%, 10%, and 12% of its total merchandise from Nature’s Value, Inc. in Fiscal 2008, 2007, and 2006 respectively.

Stock-Based Compensation—Effective January 1, 2006, the Company adopted the fair value method of recording stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment” (“SFAS No.123(R)”), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period, net of anticipated forfeitures. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. Our expected volatility is based on the volatility levels over the past 6.25 years (our holding period) from the average volatility of similar actively traded companies. The expected holding period of the option is calculated using the simplified method using the vesting term of 4 years and the contractual term of 10 years, resulting in 6.25 years. The simplified method was chosen as a means to determine the Company’s holding period as there is no historical option exercise experience due to the Company being privately held. The risk-free interest rate is derived from the average yield for the five and seven year zero-coupon U.S. Treasury Strips.

Compensation expense attributable to stock-based compensation for Fiscal 2008 was approximately $2.4 million, for Fiscal 2007 was approximately $1.6 million and for Fiscal 2006 was approximately $0.5 million. The weighted average grant date fair value for grants was $14.74, $13.10 and $6.09 for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. As of December 27, 2008, the remaining unrecognized stock-based compensation expense for non-vested stock options issued after the effective date of SFAS 123(R) to be expensed in future periods is $5.7 million, and the related weighted-average period over which it is expected to be recognized is 2.5 years. There were 1,243,191 and 708,865 vested and non-vested outstanding options, respectively, at December 27, 2008. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rate since the plan inception in Fiscal 2002. The estimated future forfeitures as of December 27, 2008 is approximately $280,000.

The Company previously accounted for stock options under Accounting Principles Bulletin (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), using the intrinsic value method in accounting for our stock option grants. SFAS No. 123(R) permits companies to adopt its requirements using various methods. We adopted the prospective method for all stock option grants issued prior to December 31, 2005. Under the prospective method, those nonpublic companies that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes apply SFAS No. 123(R) prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. We continue to account for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards as allowed by the prospective method under SFAS 123(R). As such, no stock-based compensation costs were reflected in net income for those stock option grants issued prior to the adoption of SFAS 123(R), as the Company was not required to do so under the previous guidance nor under the new guidance.

The following table represents assumptions used to estimate the fair value of options:

	Fiscal Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Expected dividend yield	0.0%	0.0%	0.0%
Volatility factor	47.9%	51.8%	56.7%
Weighted average risk-free interest rate	3.2%	4.5%	5.0%
Expected life of option	6.25 years	6.25 years	6.25 years

Net Income Per Share —In accordance with SFAS No. 128 “Earnings Per Share” the Company’s basic net income per share excludes the dilutive effect of stock options. It is based upon the weighted average number of common shares outstanding during the period divided into net income (loss) after deducting accumulated dividends on the Company’s Series A Preferred Stock, prior to the assignment of such Series A Preferred Stock to Parent.

Diluted net income per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options and warrants are included as potential dilutive securities prior to the assignment of such stock options and warrants to Parent.

For the purposes of basic and diluted net income per share, as a result of the reverse merger on June 12, 2006, weighted average shares outstanding for purposes of presenting net income per share on a comparative basis were retroactively restated for all periods presented based on the exchange ratio in the reverse merger (the “Exchange Ratio,”) which is 76,170 to 100 shares).

The computation of basic net income per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted net income per share assumes the foregoing and the exercise of stock options and warrants using the treasury stock method to the extent dilutive.

Net income per common share for the fiscal year ended December 30, 2006 reflects the impact of stock options, warrants and Preferred Stock prior to their assignment to VS Parent in June 2006.

The components of the calculation of basic net income per common share and diluted net income per common share are as follows (in thousands except share and per share data):

	For the Fiscal Years Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Numerator:
Net income applicable to common stockholders	$8,209	$6,795	$691
Denominator:
Basic weighted average common shares outstanding	100	100	100
Effect of dilutive securities:
Options	—	—	1
Warrants	—	—	3

Diluted weighted average common shares	100	100	104

Basic net income per common share	$82,090	$67,950	$6,910

Diluted net income per common share	$82,090	$67,950	$6,644

Goodwill and Other Intangibles—Goodwill is not amortized but is reviewed for impairment at least annually, in November of each year, or whenever impairment indicators exist. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Goodwill is tested for impairment at the reporting unit level (the Company’s operating segments). Impairments tests between annual tests may be undertaken if an event occurs or circumstances change that would more likely than not reduce the fair value of an operating segment below its carrying value. Intangible assets with indefinite lives are not amortized but are reviewed for impairment annually or more frequently if circumstances indicate a possible impairment may have occurred. For those intangible assets which have definite lives, we amortize their cost on a straight-line basis over their estimated useful lives which are various periods based on their contractual terms.

Recent Accounting Pronouncements—In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” (“SFAS No. 161”). SFAS No. 161 will require entities to provide enhanced disclosures for derivative activities and hedging activities with regard to the reasons for employing derivative instruments, how they are accounted for, and how these instruments affect an entity’s financial position, financial performance, and cash flows. The provisions of SFAS No. 161 are effective for fiscal years beginning after November 15, 2008. The adoption of SFAS No. 161 will not have a material impact on the Company’s financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115,” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure and report selected financial assets and liabilities at fair value on an instrument-by-instrument basis, with the objective to reduce both the complexity in accounting for financial instruments and mitigate the volatility in reported earnings caused by measuring related assets and liabilities differently. The provisions of SFAS No. 159 were effective in the first quarter of fiscal year 2008. The adoption of SFAS No. 159 did not have a material impact on the Company’s financial condition, results of operations or cash flows as the Company did not choose to apply the provisions of SFAS No. 159 to any of its financial liabilities.

Effective December 30, 2007, the Company adopted certain provisions of SFAS No. 157, “Fair Value Measurements,” that apply to certain financial assets and liabilities. This statement defines and establishes a framework for measuring fair value, and expands fair value disclosures. It does not require any new fair value measurements. The intent of this statement is to increase consistency of definitions and comparability of methods of fair value measurements, as well as to enhance fair value disclosure. SFAS No. 157, as amended by FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), requires that the remaining provisions, which apply to certain nonfinancial assets and nonfinancial liabilities, be made effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company does not expect the adoption of the remaining provisions of SFAS No. 157 and FSP 157-2 to have a material impact on its financial condition, results of operations or cash flows. Required disclosures are included in Note 13 to the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) attempts to improve the relevance and comparability of the information included in companies’ financial reports regarding business combinations and their effects. The statement is effective for acquisitions occurring in fiscal years beginning on or after December 15, 2008, as well as for certain adjustments to income tax items relating to acquisitions completed prior to the adoption date. The adoption of SFAS No. 141(R) can potentially impact the accounting for certain tax related liabilities, which were previously accounted for as an adjustment of goodwill, but will prospectively be accounted for through the income tax provision. Currently the Company cannot determine the impact, if any, the adoption will have on its financial condition, results of operations or cash flows.

4. Goodwill and Intangible Assets

The Company acquired $88.0 million of intangible assets and $177.2 million of goodwill in an acquisition completed in Fiscal 2002. The Company also acquired $3.0 million of intangible assets related to an asset purchase in the first quarter of Fiscal 2008, comprised primarily of operating leases, and $0.5 million of intangible assets related to an asset purchase completed in the second quarter of Fiscal 2008, which was primarily attributable to the acquisition of a tradename. Other intangible assets relating to the asset purchases which occurred in the first and second quarters of Fiscal 2008 include customer lists and non-compete agreements.

The following table discloses the carrying value of all intangible assets (in thousands):

	December 27, 2008			December 29, 2007
Intangible assets:	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangibles related to asset purchases	$3,000	$629	$2,371	$—	$—	$—
Tradenames	68,717	—	68,717	68,223	—	68,223
Goodwill	177,248	—	177,248	177,248	—	177,248

	$248,965	$629	$248,336	$245,471	$—	$245,471

Intangible amortization expense for Fiscal 2008 was $0.6 million. There was no amortization expense in Fiscal 2007. Tradenames are not amortized, as they are determined to be intangible assets with indefinite lives. The annual impairment tests for Goodwill and Tradenames were performed during the fourth quarter of Fiscal 2008 and neither asset was found to be impaired. The useful lives of the Company’s definite-lived intangibles assets is between 1 to 7 years. The expected amortization expense on definite-lived intangible assets on the Company’s consolidated balance sheets at December 27, 2008, is as follows (in thousands):

Fiscal 2009	$763
Fiscal 2010	733
Fiscal 2011	553
Fiscal 2012	128
Fiscal 2013	128
Thereafter	66

$2,371

5. Property and Equipment

Property and equipment consists of the following (in thousands):

	As of
	December 27, 2008	December 29, 2007
Furniture, fixtures and equipment	$85,909	$69,784
Leasehold improvements	83,242	68,278
Website development costs	12,740	11,180
Transportation equipment	21	21
Construction in progress	4,321	1,937

	186,233	151,200
Less: accumulated depreciation and amortization	(103,244)	(87,930)

	$82,989	$63,270

Depreciation and amortization expense on property and equipment for the fiscal years ended December 27, 2008, December 29, 2007, and December 30, 2006 was approximately $16.9 million, $14.9 million and $13.7 million, respectively. Depreciation and amortization expense is included in Selling, General and Administrative expense in the Company’s consolidated statements of operations.

6. Credit Arrangements

Debt consists of the following (in thousands):

	As of
	December 27, 2008	December 29, 2007
Revolving Credit Facility	$17,000	$—

Second Priority Senior Secured Floating Rate Notes (the “Notes”)	$165,000	$165,000

2005 Second Priority Senior Secured Floating Rate Notes

Interest on the Notes is set at a per annum rate equal to a three month LIBOR plus 7.5%, which is reset quarterly on February 15, May 15, August 15 and November 15 of each year. The combined weighted average interest rate before the impact of our hedging activities from December 30, 2007 through December 27, 2008 was 10.46%, and for December 31, 2006 through December 29, 2007 was 12.85%. The Notes will mature on November 15, 2012. Interest on overdue principal and interest and liquidated damages, if any, will accrue at a rate that is 1% higher than the applicable interest rate on the Notes. If VSI cannot make payments on the Notes when they are due, Holdings and VSI’s only subsidiary, Direct (collectively, the “Guarantors”), have guaranteed the Notes and must make payments instead. The Notes and the guarantees are secured by a second priority security interest in substantially all of VSI’s and the Guarantors’ assets that secure VSI’s new first priority senior secured credit facility. The Notes and the guarantees are VSI’s, and the Guarantors’ second priority senior secured obligations, and rank equally in right of payment with all of VSI’s and the Guarantors’ existing and future senior indebtedness and senior to all of VSI’s and the Guarantors’ existing and future subordinated indebtedness. The Notes and the guarantees are effectively subordinated to all of VSI’s and the Guarantors’ first priority senior secured indebtedness, including VSI’s new first priority senior secured credit facility, to the extent of the collateral securing such indebtedness. If VSI sells certain assets, issues equity or experiences specific kinds of changes in control, VSI must offer to repurchase the Notes. Since November 15, 2007, VSI has had the option to redeem some or all of the Notes. VSI used the proceeds from the sale of the Notes to repay all of its and Holdings’ existing indebtedness and to pay related fees and expenses.

Revolving Credit Facility

On November 15, 2005, VSI entered into a $50.0 million senior secured revolving credit facility (the “Credit Facility”), and VSI has the option to increase or decrease the Credit Facility size by $25.0 million, subject to certain conditions. The availability under the Credit Facility is subject to a borrowing base calculated on the basis of certain eligible accounts receivable from credit card companies and the inventory of VSI and its only subsidiary, Direct. The obligations thereunder are secured by a security interest in substantially all of the assets of Holdings, VSI and Direct. The Credit Facility provides for affirmative and negative covenants affecting Holdings, VSI and Direct. The Credit Facility restricts, among other things, the Company’s ability to incur indebtedness, create or permit liens on the Company’s assets, declare or pay cash dividends and certain other restricted payments, consolidate, merge or recapitalize, acquire or sell assets, make certain investments, loans or other advances, enter into transactions with affiliates, change its line of business, and restricts the types of hedging activities the Company can enter into. The Credit Facility has a maturity date of November 15, 2010. The unused available line of credit at December 27, 2008 was $30.6 million and there were $17.0 million in borrowings outstanding at December 27, 2008. The largest amount borrowed at any given point during Fiscal 2008 was $17.0 million. The Credit Facility includes a $10 million sub-facility for the issuance of letters of credit, of which there were $0.3 million issued and outstanding as of December 27, 2008.

The borrowings under the Credit Facility accrue interest, at the Company’s option at the rate per annum announced from time to time by the agent as its “prime rate”, or at a per annum rate equal to between 1.25% and 1.75% (depending on excess availability) above the adjusted Eurodollar rate. The combined weighted average interest rate from December 30, 2007 through December 27, 2008 was 4.06%, and from December 31, 2006 through December 29, 2007 was 6.62%.

Scheduled maturities of borrowings are as follows (in thousands):

Year	Total	The Notes	Revolving Credit Facility (1)
2009	$—	$—	$—
2010	17,000	—	17,000
2011	—	—	—
2012	165,000	165,000	—
2013	—	—	—
Thereafter	—	—	—

	$182,000	$165,000	$17,000

(1)	The Credit Facility has a maturity date of November 15, 2010, though it is the Company’s intent to pay down the balance during Fiscal 2009. As such the Company classified the facility with current liabilities.

Net interest expense for Fiscal 2008, 2007 and 2006 consists of the following (in thousands):

	Fiscal Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Interest on the Notes	$19,404	$20,473	$20,323
Amortization of deferred financing fees	1,168	1,162	1,083
Revolving credit line and other	681	705	755
Interest income	(62)	(234)	(350)

	$21,191	$22,106	$21,811

Capital Leases

The Company leases computer equipment under two capital leases, one which commenced in January 2008, that expires in 2011, and another which commenced in September 2008, that expires in 2012. The following is a schedule of the future minimum lease payments under capital leases as of December 27, 2008 (in thousands):

Fiscal 2009	$1,387
Fiscal 2010	1,387
Fiscal 2011	1,387
Fiscal 2012	825

Total	4,986
Less amount representing interest	604

Present value of minimum lease payments	4,382
Less current portion of capital lease obligation	1,111

$3,271

7. Income Taxes

The provision for income taxes for Fiscal 2008, Fiscal 2007 and Fiscal 2006 consists of the following (in thousands):

	Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Current:
Federal	$3,297	$267	$140
State	2,349	1,270	462

Total current	5,646	1,537	602

Deferred:
Federal	1,003	2,808	2,566
State	(308)	(553)	74

Total deferred	695	2,255	2,640

Provision for income taxes	$6,341	$3,792	$3,242

A reconciliation of the statutory Federal income tax rate and effective rate of the provision for income taxes is as follows:

	Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax benefit	2.6%	2.0%	1.2%
Impact of state tax rate changes on prior period items	0.0%	(2.8)%	0.0%
Adjustments per FIN 48	3.1%	1.8%	0.0%
Reserve	0.0%	0.0%	3.0%
Valuation allowance	0.0%	0.4%	0.7%
Other	2.9%	(0.5)%	0.3%

Effective tax rate	43.6%	35.8%	40.2%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 27, 2008 and December 29, 2007 are as follows (in thousands):

	As of
	December 27, 2008	December 29, 2007
Deferred tax assets:
Net operating loss carryforward	$1,004	$2,877
Deferred rent	7,351	5,796
Tenant allowance	846	804
Deferred sales	2,789	2,408
Organizational costs	35	40
Inventory	2,223	544
Other comprehensive income	1,737	929
Other	2,902	1,970

	18,887	15,368
Valuation allowance	(883)	(883)

Deferred tax assets	18,004	14,485

Deferred tax liabilities:
Trade name	(27,858)	(27,829)
Accumulated depreciation	(7,671)	(3,698)
Prepaid expenses	(1,088)	(1,684)

Deferred tax liabilities	(36,617)	(33,211)

Net deferred tax liability	$(18,613)	$(18,726)

Amounts recognized in the consolidated balance sheets consists of:
Deferred tax assets—current	$4,750	$1,556
Deferred tax liabilities—long term	(23,363)	(20,282)

Net deferred tax liability	$(18,613)	$(18,726)

Management periodically assesses whether the Company is more likely than not to realize some or all of its deferred tax assets. As of December 27, 2008, with the exception of $883,000 of deferred tax assets arising from a net operating loss carryforward for which there is a valuation allowance against (see above table), management determined that the Company is more likely than not to realize the deferred tax assets detailed above.

At December 27, 2008, the Company utilized the entirety of the previous years’ alternative minimum tax (“AMT”) credit carryforward. In addition, Company utilized the entirety of its previous years’ Federal net operating losses carryforward during Fiscal 2008. At December 27, 2008, the Company had state net operating loss carryforwards that range, by jurisdiction, from $1.5 million and $23.7 million, and which expire between 2011 and 2024. Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration by tax jurisdiction. The Company believes that it is more likely than not that certain of these state net operating losses may expire unused and, accordingly, has established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, the Company believes it is more likely than not that the deferred tax assets will be realized through future taxable earnings or alternative tax strategies. However, deferred tax assets could be reduced in the near term if the Company’s estimates of taxable income during the carry forward period are significantly reduced or alternative tax strategies are no longer viable. There was no change in the valuation allowance during Fiscal 2008.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. On December 31, 2006 (the first day of the 2007 Fiscal year) the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company provided an accrual for uncertain tax positions of $3.2 million. Included in the $3.3 million accrual for uncertain tax positions was an adjustment to goodwill for $1.4 million, and a cumulative effect adjustment to reduce the December 31, 2006 beginning balance of retained earnings by $0.2 million. The remainder consisted of tax accruals previously provided for. As of December 27, 2008, the Company has a total unrecognized tax benefits of $4.2 million which is included in Other long-term liabilities in the consolidated balance sheet. The Company does not currently expect any significant change relative to its accrual for uncertain tax positions in the next twelve months.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was approximately $0.7 million at December 29, 2007, and the amount at December 27, 2008 was $4.1 million, after giving effect to the pending adoption of SFAS 141(R) in the first quarter of 2009 (see Note 3 for further discussion). A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at December 30, 2006	$3,209
Additions based on tax positions related to the current year	287

Balance at December 29, 2007	3,496
Additions based on tax positions related to the current year	380
Additions for tax positions of prior years	231

Balance at December 27, 2008	$4,107

The Company recognizes interest related to uncertain tax positions in income tax expense. At December 27, 2008, the Company has recorded approximately $95,000 of accrued interest included in the aforementioned liability for uncertain tax positions for potential payments related to that liability. Interest recognized through the consolidated statements of operations for Fiscal 2008 was nominal.

The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2003 and for state examinations before 2003. However, the tax authorities still have the ability to review the relevance of net operating loss carryforwards created in closed years if such tax attributes are utilized in open years (subsequent to 2003).

8. Stockholders’ Equity

Preferred Stock—Holdings has authorized a total of 500,000 shares of preferred stock and designated 100,000 as Series A Preferred Stock. The remaining 400,000 shares of preferred stock were not designated by Holdings. The Series A Preferred Stock has no voting rights. There is a liquidation preference of $1,000 per share plus all dividends accumulated but unpaid. Dividends accumulate at the rate of 8% of the Series A Preferred Stock liquidation preference. Any sales of Series A Preferred Stock are subject to a stockholders’ agreement. At June 30, 2006, as a result of the reverse merger, each share of Series A Preferred Stock was converted into a right to receive a share (or fractional share) of Series A preferred stock, par value $0.01 per share of Parent. Consequently, there are no shares of Preferred Stock recorded in the Company’s Fiscal 2008 and Fiscal 2007 consolidated financial statements.

Stock Option Plan—In connection with the Acquisition, Holdings adopted the VS Holdings, Inc. 2002 Stock Option Plan (the “2002 Plan”) for certain directors, officers, consultants and employees of the Company. Holdings authorized the issuance of up to 2,046,041 shares of common stock. As of June 2006, the 2002 Plan was amended and assigned to VS Parent where it was adopted as the VS Parent, Inc. 2006 Stock Option Plan (the “2006 Plan”), converting all grants on a one-to-one basis for the right to receive a common share of VS parent upon exercise. The stock options are generally exercisable at no less than the fair market value on the date of grant. Generally, options awarded shall become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded. The stock options have a maximum term of 10 years. The following table summarizes the activity for the 2006 Plan for Fiscal year 2008 and information about options outstanding at December 27, 2008:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding at December 29, 2007	1,883,882	$19.53
Granted	126,362	$29.42
Canceled/forfeited	(58,188)	$20.17

Outstanding at December 27, 2008	1,952,056	$20.15	6.41

Vested or expected to vest at December 27, 2008	1,854,453	$20.15	6.41

Vested and exercisable at December 27, 2008	1,243,191	$17.70	5.41

Warrants—At December 31, 2005, Holdings had outstanding 567,163 warrants to purchase Holdings common stock at $0.01 per share. The warrants were issued in connection with the issuance of the Holdco Notes and Opco Notes, are immediately exercisable and expire on November 27, 2012. The fair value of the warrants was determined based on the aggregate fair market value and aggregate purchase price on the closing date. As of June 2006, those warrants were assigned to VS Parent in the reverse merger and are no longer recorded in the Company’s consolidated financial statements.

9. Lease Commitments

The Company has non-cancelable operating leases, which expire through 2022. The leases generally contain renewal options for periods ranging from 1 to 10 years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of gross sales as defined by lease agreements. The following table provides the net rental expense for all operating leases (in thousands):

	Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Minimum rentals	$55,602	$48,471	$42,450
Contingent rentals	101	61	93

	55,703	48,532	42,543
Less: Sublease rentals	(122)	(142)	(120)

Net rental expense	$55,581	$48,390	$42,423

As of December 27, 2008, the Company’s lease commitments are as follows (in thousands):

Fiscal year ending	Total Operating Leases (1)
2009	$61,744
2010	61,179
2011	57,894
2012	55,405
2013	48,954
Thereafter	120,998

$406,174

(1)	The operating leases included in the above table do not include contingent rent based upon sales volume, which represented less than 1% of our minimum lease obligations during fiscal 2008. In addition, the operating leases do not include common area maintenance costs or real estate taxes that are paid to the landlord during the year, which combined represented approximately 16.6% of our minimum lease obligations during fiscal 2006.

10. Legal Proceedings

Dwight Thompson v. The Vitamin Shoppe.    The Company opened its first store in California in December 2002, and the Company reclassified its California store managers as non-exempt employees in January 2004. On February 25, 2005, plaintiff Dwight Thompson (“Thompson”), a former store manager, filed suit on behalf of himself and other “similarly situated” current and former California store managers and assistant store managers in the Superior Court of the State of California for the County of Orange (“Orange County Superior Court”), alleging causes of action for (1) failure to pay overtime wages; (2) unfair business practices under Cal. Bus. & Prof. Code §§ 17000 et seq.; (3) conversion; (4) failure to provide rest and meal periods; and (5) unfair competition under Cal. Bus. & Prof. Code § 17200 et seq. (“UCL”) (the “Thompson Action”). On September 2, 2005, Thompson amended his complaint to include a representative claim for civil penalties under the Labor Code Private Attorneys General Act, Cal. Labor Code §§ 2698 et seq. (“PAGA”), also known as the California “bounty hunter” statute, which may permit Thompson to collect civil penalties on behalf of all other allegedly aggrieved employees for violations of the Labor Code and attorneys’ fees if he prevails. Almost one year later, on July 7, 2006, the same group of plaintiffs’ attorneys who were representing Thompson filed another wage and hour lawsuit against The Vitamin Shoppe based on substantively identical allegations in the Orange County Superior Court, entitled Estel v. The Vitamin Shoppe Industries Inc. (Case No. 06CC07852) (the “Estel Action”). Plaintiffs in the Estel Action were nine individuals – all of whom were already putative class members in the Thompson Action and in the lawsuit described below, Janine Perry and Thomas Vitrano v. Vitamin Shoppe Industries Inc. (the “Perry Action”). The parties engaged in some preliminary pre-trial discovery, until the Court stayed the Thompson and Estel Actions pending court approval of the settlement in the Perry Action described below. In December 2007, the Court lifted the stay of the Thompson and Estel Actions and in January 2008, the Court consolidated the Thompson and Estel actions. In the consolidated complaint, the plaintiffs assert nine claims for relief against the Company: (1) failure to pay overtime wages; (2) unfair business practices in violation of Cal. Bus. & Prof. Code §§ 17000 et seq.; (3) conversion; (4) failure to provide meal periods; (5) failure to provide rest periods; (6) unfair competition under the UCL; (7) failure to provide itemized wage statements; (8) failure to provide wages and accrued vacation upon termination; and (9) recovery of civil penalties under PAGA. Plaintiffs purport to bring their UCL and PAGA claims as representative actions and the remaining claims on behalf of a class composed of all current and former assistant managers and managers of the Company who were employed on or after April 14, 2006 (the “Amended Thompson Action”). The Company is defending the Amended Thompson Action vigorously. The case is currently in the discovery phase and no class certification briefing schedule or trial date has been set. Accordingly, as of December 27, 2008, other than as disclosed in the paragraph below, the Company has not accrued any further liabilities related to this litigation.

Janine Perry and Thomas Vitrano v. Vitamin Shoppe Industries Inc.    On August 17, 2005, plaintiff Perry, a former assistant store manager, later joined by plaintiff Vitrano, a current store manager, filed suit in the Superior Court of the State of California for the County of Marin, alleging miscellaneous wage and hour violations under California law, including, but not limited to, violations related to misclassification of store managers and violations with respect to providing meal and rest periods for store managers and assistant store managers. Plaintiffs’ allegations were similar to the violations alleged in the Thompson matter described above, and plaintiffs sought to bring this action on behalf of themselves and others “similarly situated.” On December 20, 2005, the parties engaged in mediation and entered into a Memorandum of Understanding, which was followed by execution of a formal Settlement Agreement. The Company accrued $0.4 million for the proposed settlement in the last quarter of Fiscal 2005 and has deposited the same in escrow. The settlement received final approval of the Marin County Superior Court in late 2007. There was an interlocutory appeal filed by the plaintiffs’ counsel in the Thompson action, as well as an appeal of the Courts’ final approval of the settlement, both of which were resolved favorably to the Company on June 17, 2009. It is not clear at this time whether appellants will petition the California Supreme Court for review, which they must do on or before July 27, 2009. The $0.4 million that was accrued and deposited in escrow is the Company’s best estimate based on the information available at the time of this filing. However, circumstances in the future may alter the outcome of the proposed settlement. Accordingly, as of March 28, 2009, the Company has not accrued any further liabilities related to this litigation.

Multivitamins Especially for Women Litigation.    On January 19, 2007, media reports noted that an organization called Consumerlab.com had tested various nutritional supplements and found that the Company’s proprietary brand of Multivitamins Especially for Women (the “Product”) contain less calcium than specified on the product label and contain levels of lead that are above what it believes are acceptable parameters. As a precaution, the Company voluntarily ceased selling the Product pending an internal investigation and offered a full refund to those who had purchased the Product. Based upon the allegations in Consumerlab.com’s report, five purported class actions were filed against the Company, three in Federal Court in California, one in Federal Court in New Jersey and one in State Court in New Jersey, from January through March 2007. The suits alleged, in various combinations, violations of the California Consumers Legal Remedies Act (“CLRA”), the California’s Unfair Competition and False Advertising Laws, the New Jersey Consumer Fraud Act, the Uniform Commercial Code and the Federal Magnusson Moss Act, common law, statutory and common law warranties, and various common law torts, on behalf of both state and national classes. The various actions sought some combination of restitution on behalf of purchasers of the Products, an injunction and attorneys fees’ and costs of litigation, and actual, treble, and punitive damages. There was no claim of personal injury in any of the actions.

Following mediation, all claims were settled on a nationwide class basis, subject to court approval. Pursuant to the settlement, all of the Federal plaintiffs dismissed their cases without prejudice and joined as plaintiffs in the New Jersey State Court action. The settlement received preliminary Court approval on February 1, 2008 and was finally approved by the court on June 27, 2008. On August 11, 2008, the time for appeal expired and the settlement became final. The Company has signed an agreement with the contract manufacturer of the Product to fund all of the costs of the settlement up to a negotiated limit, which the Company does not believe will be exceeded. Accordingly, as of December 27, 2008, the Company has not accrued any liabilities related to this litigation.

California District Attorney’s Letter.    On May 17, 2007, the Company received a letter from the Napa County (California) District Attorney alleging that six of the Company’s private label products contain levels of lead that, pursuant to California’s Proposition 65, Cal. Health & Safety Code section 25249.5 et seq., require the products to bear a warning when sold in California. The letter claims that 12 other public prosecutors in California, including the California Attorney General, “are involved in a joint investigation of dietary supplements containing lead in amounts that expose users to lead in excess of 0.50 micrograms (ug) per day.” The letter demands that the Company immediately cease all sales of these products in California unless it provides a warning to consumers. It also notes that Proposition 65 provides for civil penalties of up to $2,500 per violation per day. The Company has met with the California Attorney General and certain District Attorneys, and is investigating these allegations and consulting with its third-party suppliers of these products. One of the named products, Multivitamin Especially for Women, has not been sold by the Company since late January 2007. The Company has withdrawn certain of the other named products from the California market and has provided warnings with respect to the others pending discussions with the public prosecutors. At this time it is premature to address any potential loss as a result of these claims, or the amount or range of potential loss. As of December 27, 2008, the Company has not accrued any liabilities related to this litigation.

People v. 21st Century Healthcare.    On October 22, 2008, a consumer, Vicky Hamilton, sent over 70 manufacturers and retailers of multivitamin products, including the Company, a Sixty-Day Notice of Violation of Proposition 65 (Cal. Health & Safety Code 25249.5 et seq.) alleging that certain products contain lead and lead compounds and were sold in California without a Proposition 65 warning. The Notice named two Vitamin Shoppe brand products and threatened litigation. On December 23, 2008, the California Attorney General and nine California District Attorneys filed a complaint on behalf of the People of the State of California against a number of companies who received notices of violation from Ms. Hamilton, including the Company. This action, captioned The People of the State of California v. 21st Century Healthcare, Inc. (No. RG 08426937), is currently pending in the Alameda County Superior Court. Under Proposition 65, the People’s filing supplants any litigation Ms. Hamilton may have sought to bring against the Company on the claims stated in her Notice of Violation. The Company is investigating these claims and discussing them with the Attorney General and District Attorneys. At this time it is premature to determine the extent of any potential loss. Accordingly, as of December 27, 2008, the Company has not accrued any liabilities related to this litigation.

The Company is party to various lawsuits arising from time to time in the normal course of business, many of which are covered by insurance. Except as described above, as of and for the fiscal year ended December 27, 2008, the Company was not party to any material legal proceedings. Although the impact of the final resolution of these matters on the Company’s financial condition, liquidity, or results of operations in a particular subsequent reporting period is not known, management does not believe that the resolution of these lawsuits will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company.

11. Related Party Transactions

The Company has a management agreement with IPC Manager II, LLC (formerly Bear Stearns Merchant Manager II, LLC). This agreement provides for a quarterly fee of the greater of $187,500 or 0.25% of gross sales for the preceding fiscal quarter for advisory and consulting services. Amounts paid for the Fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006 were approximately $1,527,000, $1,365,000, and $1,264,000, respectively.

The Company loaned $1.5 million to the Company’s Chief Executive Officer as part of a purchase of Holdings stock, of which the Company has recourse on $375,000. The note bears interest at 3.06%. In connection with the recapitalization on June 12, 2006, this $1.5 million note receivable, along with a related accrued interest receivable of approximately $0.2 million, was assigned to VS Parent, Inc. where it is currently being held.

In July 2008, the Company paid a dividend to VS Parent, Inc., of approximately $562,000. This dividend was used for the redemption of 358 of VS Parent, Inc.’s preferred shares including the associated preferred dividends in arrears held by Mr. Tolworthy.

In November 2005, the Company entered into a consulting agreement with Renaissance Brands LTD. (“Renaissance”), an advisory and consulting company serving a number of private equity and venture capital firms. Douglas B. Fox, then a member of the Company’s board of directors, is the chief executive officer and sole shareholder of Renaissance. Renaissance provided marketing, advertising and messaging advice to the Company and was paid $2,500 per day, for not more than three days per month, for such services. This arrangement was terminated in September 2006, and Renaissance Brands no longer performs any services for the Company. Amounts paid during Fiscal 2006 were approximately $92,000 for fees and expenses.

12. Segment Data

The Company currently operates two business segments, retail and direct. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income for each segment. The table below represents key financial information for each of the Company’s business segments, retail and direct, as well as corporate costs. The retail segment includes the Company’s retail stores. The retail segment generates revenue primarily through the sale of third-party branded and proprietary branded vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products through retail stores throughout the United States. The direct segment generates revenue through the sale of third-party branded and proprietary branded vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products through the Company’s principal website and its catalog. A catalog is mailed each month to customers in the Company’s Healthy Awards Program database, and the Company’s principal website at www.vitaminshoppe.com offers its customers online access to a full assortment of over 20,000 SKUs. Corporate costs represent the Company’s administrative expenses which include, but are not limited to human resources, legal, finance, information technology, and various other corporate level activity related expenses. There are no inter-segment sales transactions.

The Company’s segments are designed to allocate resources internally and provide a framework to determine management responsibility. The accounting policies of the segments are the same as those described in Note 3- Summary of Significant Accounting Policies. The Company has allocated $131.9 million and $45.3 million of its recorded goodwill to the retail and direct segments, respectively. The Company does not have identifiable assets separated by segment.

The following table contains key financial information of the Company’s business segments (in thousands):

	Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006
Net Sales:
Retail	$522,541	$461,979	$407,506
Direct	78,999	75,893	78,520

Total net sales	601,540	537,872	486,026

Income from operations:
Retail	80,422	71,199	59,860
Direct	14,884	13,953	14,923
Corporate costs	(59,565)	(52,459)	(45,282)

Income from operations	$35,741	$32,693	$29,501

13. Fair Value of Financial Instruments

The disclosure of the fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The fair value of the Company’s Second Priority Senior Secured Floating Rate Notes have been determined by the Company using quoted market prices. The following table sets forth the carrying amounts and fair values of the Company’s Notes at December 27, 2008 and December 29, 2007 (in thousands):

	December 27, 2008		December 29, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Second Priority Senior Secured Floating Rate Notes	$165,000	$103,950	$165,000	$169,950

The fair value for December 27, 2008, is based on the last trade closest to that date which is December 30, 2008. The market prices for the trades throughout 2008 are as follows: $1,022.50 at March 7, 2008; $1,025.00 at May 5, 2008; $1,017.50 at May 16, 2008; $1,007.50 at June 5, 2008; $655.00 at November 18, 2008; and $630.00 at December 30, 2008, which is used for the December 27, 2008, fair value due to its being the closest trade to the Company’s Fiscal year end.

Effective December 30, 2007, the Company adopted the provisions of SFAS No. 157 that applies to its financial assets and liabilities which are measured at fair value within the consolidated financial statements. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs based on a company’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. In determining the fair value of the Company’s interest rate swap, observable inputs were available at December 27, 2008, and thus were relied upon for the interest rate swap’s valuation. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Assets and liabilities utilizing Level 2 inputs include fair value and cash flow swap instruments.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s interest rate swap was established as a cash flow hedge on a portion of its Notes to offset fluctuations related to the variable rate interest payments as described in Note 6. The interest rate swap is included in other long-term liabilities in the consolidated balance sheets. The swap is categorized in level 2 in the fair value hierarchy as shown in the following table:

		Fair value at December 27, 2008, using:
(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swap	$4.4	$—	$4.4	$—

Total	$4.4	$—	$4.4	$—

14. Costs Associated with Severance

In accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), the Company has recorded costs related to termination benefits for certain employees during Fiscal 2006. During Fiscal 2006 a number of employee positions were eliminated throughout the Company due to a staff restructuring. Based on these eliminations, the Company incurred severance obligations which were partially payable in Fiscal 2006, with the remaining balance paid during Fiscal 2007. The total amount recorded to selling, general and administrative expense was approximately $0.9 million in Fiscal 2006. Below is a reconciliation of the activity for Fiscal 2007 (in thousands):

Severance Reserve
Balance at December 30, 2006	$152
Accrual made in Fiscal 2007	—
Payments made in Fiscal 2007	(152)

Balance at December 29, 2007	$—

15. Supplemental Guarantor Information

The payment obligations of VSI under the Senior Notes due 2012 are jointly and severally and fully and unconditionally guaranteed on a senior basis by: Holdings, the parent company; Direct, the only subsidiary; and all of the VSI’s future restricted domestic subsidiaries. The Notes and the guarantees are VSI’s, Holdings’ and Direct’s second priority senior secured obligations. They rank equally with all of the Company’s existing and future senior indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. The Notes and the guarantees are effectively subordinated to all of the Company’s existing first priority senior secured indebtedness, to the extent of the collateral securing such indebtedness, including indebtedness under the new credit facility.

The indenture governing the Notes restrict the ability of VSI and Direct to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with affiliates, enter into sale and lease back transactions, merge, or consolidate or transfer or sell assets.

The following supplemental financial information sets forth, on a consolidating basis, balance sheets, statements of operations, and statements of cash flows for VS Holdings, Inc. and the Company’s guarantor subsidiary.

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 27, 2008

(In thousands, except share data)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$841	$782	$—	$1,623
Inventories	—	17,547	89,344	—	106,891
Prepaid expenses and other current assets	—	198	12,807		13,005
Intercompany receivable	2	284,763	317,570	(602,335)	—
Deferred income taxes	—	707	4,043	—	4,750

Total current assets	2	304,056	424,546	(602,335)	126,269
Property and equipment, net	—	21,399	61,590	—	82,989
Goodwill	—	—	177,248	—	177,248
Other intangibles, net	—	—	71,088	—	71,088
Other assets:
Deferred financing fees, net of accumulated amortization of $3,536	—	—	4,097	—	4,097
Other	—	—	462	—	462
Security deposits	—	—	1,537	—	1,537
Deferred income tax asset	2,218	1,873	12,816	(16,907)	—

Total other assets	2,218	1,873	18,912	(16,907)	6,096
Investment in Subsidiary	183,972	—	47,628	(231,600)	—

Total assets	$186,192	$327,328	$801,012	$(850,842)	$463,690

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligation	$—	$—	$1,111	$—	$1,111
Revolving credit facility	—	—	17,000	—	17,000
Intercompany payable	17,400	269,225	315,710	(602,335)	—
Accounts payable	—	102	24,246	—	24,348
Deferred sales	—	2,538	10,501	—	13,039
Accrued salaries and related expenses	—	142	5,312	—	5,454
Accrued interest	—	—	2,170	—	2,170
Other accrued expenses	29	708	10,063	—	10,800

Total current liabilities	17,429	272,715	386,113	(602,335)	73,922
Long-term debt	—	—	165,000	—	165,000
Capital lease obligation, net of current portion	—	—	3,271	—	3,271
Deferred income taxes	233	3,209	36,828	(16,907)	23,363
Other long term liabilities	—	—	8,721	—	8,721
Deferred rent	—	3,776	17,107	—	20,883
Commitments and contingencies
Stockholders’ equity:
Additional paid-in capital	159,556	20,165	166,791	(186,956)	159,556
Accumulated other comprehensive loss	(2,614)	—	(2,614)	2,614	(2,614)
Retained earnings	11,588	27,463	19,795	(47,258)	11,588

Total stockholders’ equity	168,530	47,628	183,972	(231,600)	168,530

Total liabilities and stockholders’ equity	$186,192	$327,328	$801,012	$(850,842)	$463,690

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 29, 2007

(In thousands, except share data)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$567	$886	$—	$1,453
Inventories	—	16,251	81,558	—	97,809
Prepaid expenses and other current assets	—	88	11,499		11,587
Intercompany receivable	—	230,336	235,645	(465,981)	—
Deferred income taxes	—	388	1,168	—	1,556

Total current assets	—	247,630	330,756	(465,981)	112,405
Property and equipment, net	—	14,985	48,285	—	63,270
Goodwill	—	—	177,248	—	177,248
Other intangibles, net	—	—	68,223	—	68,223
Other assets:
Deferred financing fees, net of accumulated amortization of $2,368	—	—	5,265	—	5,265
Other	—	—	319	—	319
Security deposits	—	20	1,533	—	1,553
Deferred income tax asset	1,050	1,114	12,041	(14,205)	—

Total other assets	1,050	1,134	19,158	(14,205)	7,137
Investment in Subsidiary	176,282	—	38,706	(214,988)	—

Total assets	$177,332	$263,749	$682,376	$(695,174)	$428,283

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving credit facility	$—	$—	$—	$—	$—
Intercompany payable	17,400	218,246	230,335	(465,981)	—
Accounts payable	—	226	35,123	—	35,349
Deferred sales	—	1,951	9,261	—	11,212
Accrued salaries and related expenses	—	—	4,850	—	4,850
Accrued interest	—	—	2,551	—	2,551
Other accrued expenses	26	569	6,621	—	7,216

Total current liabilities	17,426	220,992	288,741	(465,981)	61,178
Long-term debt	—	—	165,000	—	165,000
Deferred income taxes	112	1,493	32,882	(14,205)	20,282
Other long term liabilities	—	—	5,057	—	5,057
Deferred rent	—	2,559	14,413	—	16,972
Commitments and contingencies
					—
Stockholders’ equity:
Additional paid-in capital	157,204	20,165	166,791	(186,956)	157,204
Accumulated other comprehensive loss	(1,350)	—	(1,350)	1,350	(1,350)
Retained earnings	3,940	18,540	10,842	(29,382)	3,940

Total stockholders’ equity	159,794	38,705	176,283	(214,988)	159,794

Total liabilities and stockholders’ equity	$177,332	$263,749	$682,376	$(695,174)	$428,283

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 27, 2008

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$112,864	$488,676	$—	$601,540
Commissions	—	25,776	6,924	(32,700)	—
Cost of goods sold	—	80,890	329,368	(4,599)	405,659

Gross profit	—	57,750	166,232	(28,101)	195,881
Selling, general and administrative expenses	2,352	40,257	144,109	(28,101)	158,617
Related party expenses	—	—	1,523		1,523

(Loss) income from operations	(2,352)	17,493	20,600	—	35,741
Interest income	—	(10)	(52)	—	(62)
Interest expense	—	3,249	18,004	—	21,253

(Loss) income before (benefit) provision for income taxes	(2,352)	14,254	2,648	—	14,550
(Benefit) provision from income taxes	(1,048)	5,331	2,058	—	6,341

(Loss) income before equity in net earnings of subsidiary	(1,304)	8,923	590	—	8,209
Equity in net earnings of subsidiary	9,513	—	8,923	(18,436)	—

Net income	$8,209	$8,923	$9,513	$(18,436)	$8,209

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 29, 2007

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$97,218	$440,654	$—	$537,872
Commissions	—	24,786	6,056	(30,842)	—
Cost of goods sold	—	69,071	295,142	(3,867)	360,346

Gross profit	—	52,933	151,568	(26,975)	177,526
Selling, general and administrative expenses	1,562	37,039	131,842	(26,975)	143,468
Related party expenses	—	—	1,365		1,365

(Loss) income from operations	(1,562)	15,894	18,361	—	32,693
Interest income	—	(10)	(224)	—	(234)
Interest expense	—	3,072	19,268	—	22,340

(Loss) income before (benefit) provision for income taxes	(1,562)	12,832	(683)	—	10,587
(Benefit) provision from income taxes	(679)	4,922	(451)	—	3,792

(Loss) income before equity in net earnings of subsidiary	(883)	7,910	(232)	—	6,795
Equity in net earnings of subsidiary	7,678	—	7,910	(15,588)	—

Net income	$6,795	$7,910	$7,678	$(15,588)	$6,795

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 30, 2006

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$82,822	$403,204	$—	$486,026
Commissions	—	24,729	5,072	(29,801)	—
Cost of goods sold	—	60,197	269,588	(3,262)	326,523

Gross profit	—	47,354	138,688	(26,539)	159,503
Selling, general and administrative expenses	561	34,766	119,858	(26,539)	128,646
Related party expenses	—	—	1,356		1,356

(Loss) income from operations	(561)	12,588	17,474	—	29,501
Other	—	—	(366)	—	(366)
Interest income	(27)	(12)	(311)	—	(350)
Interest expense	—	—	22,161	—	22,161

(Loss) income before (benefit) provision for income taxes	(534)	12,600	(4,010)	—	8,056
(Benefit) provision from income taxes	(190)	5,704	(2,272)	—	3,242

(Loss) income before equity in net earnings of subsidiary	(344)	6,896	(1,738)	—	4,814
Equity in net earnings of subsidiary	5,158	—	6,896	(12,054)	—

Net income	$4,814	$6,896	$5,158	$(12,054)	$4,814

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 27, 2008

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$8,209	$8,923	$9,513	$(18,436)	$8,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	3,651	15,000	—	18,651
Loss on disposal of fixed assets	—	7	72	—	79
Deferred income taxes	(1,047)	638	1,104	—	695
Deferred rent	—	1,217	2,230	—	3,447
Equity compensation expense	2,352	—	—	—	2,352
Equity in earnings of subsidiary	(9,513)	—	(8,923)	18,436	—
Changes in operating assets and liabilities:
Inventories	—	(1,296)	(7,786)	—	(9,082)
Prepaid expenses and other current assets	—	(110)	184	—	74
Intercompany	—	(3,448)	3,448	—	—
Other non-current assets	—	20	(147)	—	(127)
Accounts payable	—	(124)	(10,784)	—	(10,908)
Accrued expenses and other current liabilities	(1)	868	4,767		5,634
Other long-term liabilities	—	—	564	—	564

Net cash provided by operating activities	—	10,346	9,242	—	19,588

Cash flows from investing activities:
Capital expenditures	—	(10,072)	(21,823)	—	(31,895)
Trademarks and other intangible assets	—	—	(3,494)	—	(3,494)

Net cash used in investing activities	—	(10,072)	(25,317)	—	(35,389)

Cash flows from financing activities:
Borrowings under revolving credit agreement	—	—	20,000	—	20,000
Repayment of borrowings under revolving credit agreement	—	—	(3,000)	—	(3,000)
Dividend to Parent	—	—	(561)	—	(561)
Payments of capital lease obligation		—	(468)	—	(468)
Deferred financing fees	—	—	—	—	—

Net cash provided by financing activities	—	—	15,971	—	15,971

Net increase (decrease) in cash and cash equivalents	—	274	(104)	—	170
Cash and cash equivalents beginning of year	—	567	886	—	1,453

Cash and cash equivalents end of year	$—	$841	$782	$—	$1,623

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 29, 2007

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$6,795	$7,910	$7,678	$(15,588)	$6,795
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	2,450	13,594	—	16,044
Loss on disposal of fixed assets	—	17	63	—	80
Deferred income taxes	(537)	(65)	2,857	—	2,255
Deferred rent	—	859	1,348	—	2,207
Equity compensation expense	1,562	—	—	—	1,562
Equity in earnings of subsidiary	(7,678)	—	(7,910)	15,588	—
Changes in operating assets and liabilities:
Inventories	—	(3,179)	(12,455)	—	(15,634)
Prepaid expenses and other current assets	—	11	(814)	—	(803)
Intercompany	(136)	(4,391)	4,527	—	—
Other non-current assets	—	—	625	—	625
Accounts payable	—	208	8,469	—	8,677
Accrued expenses and other current liabilities	(6)	199	(1,729)		(1,536)
Other long-term liabilities	—	—	346	—	346

Net cash provided by operating activities	—	4,019	16,599	—	20,618

Cash flows from investing activities:
Capital expenditures	—	(4,337)	(9,737)	—	(14,074)
Trademarks	—	—	(18)	—	(18)

Net cash used in investing activities	—	(4,337)	(9,755)	—	(14,092)

Cash flows from financing activities:
Borrowings under revolving credit agreement			4,000		4,000
Repayment of borrowings under revolving credit agreement	—	—	(10,500)	—	(10,500)
Deferred financing fees	—	—	(45)	—	(45)

Net cash used in financing activities	—	—	(6,545)	—	(6,545)

Net increase (decrease) in cash and cash equivalents	—	(318)	299	—	(19)
Cash and cash equivalents beginning of year	—	885	587	—	1,472

Cash and cash equivalents end of year	$—	$567	$886	$—	$1,453

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 30, 2006

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$4,814	$6,896	$5,158	$(12,054)	$4,814
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	2,120	12,691	—	14,811
Loss on disposal of fixed assets	—	—	8	—	8
Deferred income taxes	(7)	949	1,698	—	2,640
Deferred rent	—	(40)	2,094	—	2,054
Equity compensation expense	524	—	—	—	524
Equity in earnings of subsidiary	(5,158)	—	(6,896)	12,054	—
Changes in operating assets and liabilities:
Inventories	—	(166)	(7,877)	—	(8,043)
Prepaid expenses and other current assets	(29)	(72)	1,175	—	1,074
Intercompany	(135)	(6,577)	6,712	—	—
Other non-current assets	—	10	(231)	—	(221)
Accounts payable	—	(110)	(1,034)	—	(1,144)
Accrued expenses and other current liabilities	(9)	(49)	296	—	238

Net cash provided by operating activities	—	2,961	13,794	—	16,755

Cash flows from investing activities:
Capital expenditures	—	(2,076)	(11,399)	—	(13,475)
Trademarks	—	—	(105)	—	(105)

Net cash used in investing activities	—	(2,076)	(11,504)	—	(13,580)

Cash flows from financing activities:
Repayment of borrowings under revolving credit agreement	—	—	(5,627)	—	(5,627)
Deferred financing fees	—	—	(860)	—	(860)

Net cash used in financing activities	—	—	(6,487)	—	(6,487)

Net increase (decrease) in cash and cash equivalents	—	885	(4,197)	—	(3,312)
Cash and cash equivalents beginning of year	—	—	4,784	—	4,784

Cash and cash equivalents end of year	$—	$885	$587	$—	$1,472

18. Selected Quarterly Financial Information (unaudited)

The following tables summarize the 2008 and 2007 quarterly results (in thousands, except per share data):

	Quarter Ended
	March	June	September	December
Year Ended December 27, 2008
Total revenues	$153,737	$153,354	$151,318	$143,131
Gross profit	50,753	49,547	49,684	45,897
Income from operations	11,264	8,708	8,900	6,869
Net income	3,609	2,007	1,955	638
Net income per common share
Basic	36,090	20,070	19,550	6,380
Diluted	36,090	20,070	19,550	6,380

Year Ended December 29, 2007
Total revenues	$137,544	$133,422	$135,126	$131,780
Gross profit	46,974	43,256	44,273	43,023
Income from operations	10,753	6,785	7,560	7,595
Net income	3,245	916	1,281	1,353
Net income per common share
Basic	32,450	9,160	12,810	13,530
Diluted	32,450	9,160	12,810	13,530

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	June 27, 2009	December 27, 2008
ASSETS
Current assets:
Cash and cash equivalents	$2,107	$1,623
Inventories	103,443	106,891
Prepaid expenses and other current assets	11,658	13,005
Deferred income taxes	2,998	4,750

Total current assets	120,206	126,269
Property and equipment, net	85,331	82,989
Goodwill	177,248	177,248
Other intangibles, net	70,721	71,088
Other assets:
Deferred financing fees, net of accumulated amortization of $4,120 and $3,536 in 2009 and 2008, respectively	3,512	4,097
Other long-term assets	2,081	1,999

Total other assets	5,593	6,096

Total assets	$459,099	$463,690

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligation	$1,353	$1,111
Revolving credit facility	8,500	17,000
Accounts payable	23,577	24,348
Deferred sales	7,807	13,039
Accrued salaries and related expenses	5,213	5,454
Accrued interest	2,045	2,170
Other accrued expenses	11,850	10,800

Total current liabilities	60,345	73,922
Long-term debt	165,000	165,000
Capital lease obligation, net of current portion	2,900	3,271
Deferred income taxes	20,657	23,363
Other long-term liabilities	7,972	8,721
Deferred rent	23,078	20,883
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding at June 27, 2009 and December 27, 2008	—	—
Additional paid-in capital	160,825	159,556
Accumulated other comprehensive loss	(2,034)	(2,614)
Retained earnings	20,356	11,588

Total stockholders’ equity	179,147	168,530

Total liabilities and stockholders’ equity	$459,099	$463,690

See accompanying notes to condensed consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Six Months Ended
	June 27, 2009	June 28, 2008
Net sales	$343,698	$307,091
Cost of goods sold	230,924	206,791

Gross profit	112,774	100,300
Selling, general and administrative expenses	87,113	79,592
Related party expenses	816	736

Income from operations	24,845	19,972
Interest income	(2)	(22)
Interest expense	9,841	10,789

Income before provision for income taxes	15,006	9,205
Provision for income taxes	6,238	3,589

Net income	$8,768	$5,616

Weighted average shares outstanding
Basic	100	100
Diluted	100	100
Net income per share
Basic	$87,680	$56,160
Diluted	$87,680	$56,160

See accompanying notes to condensed consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended
	June 27, 2009	June 28, 2008
Cash flows from operating activities:
Net income	$8,768	$5,616
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of fixed assets	58	44
Depreciation and amortization	10,877	8,804
Deferred income taxes	(1,340)	(31)
Deferred rent	1,565	1,477
Equity compensation expense	1,269	1,121
Changes in operating assets and liabilities:
Inventories	3,448	(300)
Prepaid expenses and other current assets	1,977	994
Other non-current assets	(82)	(128)
Accounts payable	1,182	(11,668)
Accrued expenses and other current liabilities	(4,548)	(1,098)
Other long-term liabilities	217	102

Net cash provided by operating activities	23,391	4,933

Cash flows from investing activities:
Capital expenditures	(13,771)	(13,110)
Intangible assets acquired in asset purchases	—	(3,450)

Net cash used in investing activities	(13,771)	(16,560)

Cash flows from financing activities:
Borrowings under revolving credit agreement	3,000	15,000
Repayments of borrowings under revolving credit agreement	(11,500)	(3,000)
Payments of capital lease obligation	(636)	(67)

Net cash (used in) provided by financing activities	(9,136)	11,933

Net increase in cash and cash equivalents	484	306
Cash and cash equivalents beginning of period	1,623	1,453

Cash and cash equivalents end of period	$2,107	$1,759

Supplemental disclosures of cash flow information:
Interest paid	$9,138	$10,266
Income taxes paid	$5,625	$3,027
Supplemental disclosures of non-cash investing activities:
Accrued purchases of property and equipment	$181	$524
Assets acquired under capital lease	$508	$561

See accompanying notes to condensed consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-In- Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Shares	Amounts
Balance at December 27, 2008	100	$—	$159,556	$(2,614)	$11,588	$168,530

Net Income	—	—	—	—	8,768	8,768
Interest Rate Swap, net of taxes of $386	—	—	—	580	—	580

Total Comprehensive Income						9,348
Equity Compensation Expense	—	—	1,269	—	—	1,269

Balance at June 27, 2009	100	$—	$160,825	$(2,034)	$20,356	$179,147

See accompanying notes to condensed consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Basis of Presentation

VS Holdings (“Holdings”), a Delaware corporation, and through its wholly-owned subsidiary, Vitamin Shoppe Industries Inc. (“Subsidiary” or “VSI”), a New York corporation, and VSI’s wholly-owned subsidiary, VS Direct Inc. (“Direct,” and, together with Holdings and VSI, the “Company”), is a leading specialty retailer and direct marketer of nutritional products. The Company sells both national brands and “The Vitamin Shoppe” and “BodyTech” brands of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies and other health and beauty aids through Company-owned retail stores, the Internet and mail order catalogs to customers located primarily in the United States. The Company operates from its headquarters in North Bergen, New Jersey.

The condensed consolidated financial statements as of June 27, 2009 and for the six months ended June 27, 2009 and June 28, 2008, include the accounts of Holdings, VSI and Direct. All significant intercompany transactions have been eliminated. The condensed consolidated financial statements as of June 27, 2009 and for the six months ended June 27, 2009 and June 28, 2008, are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 27, 2008. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

The Company’s fiscal year ends on the last Saturday in December. As used herein, the term “Fiscal Year” or “Fiscal” refers to the 52-week period, ending the last Saturday in December. Fiscal 2009 is a 52-week period ending December 26, 2009 and Fiscal 2008 was a 52-week period ended December 27, 2008. The results for the six months ended June 27, 2009 and June 28, 2009, are each based on a 26-week period.

2.	Reorganization and Recapitalization

On June 12, 2006, VS Parent, Inc. (“Parent”), a Delaware corporation, then a newly created wholly-owned subsidiary of Holdings’ entered into a reverse merger with Holdings by which Parent merged with and into Holdings, with Holdings being the surviving corporation. By operation of the merger, Holdings became a direct wholly-owned subsidiary of Parent. In connection therewith, each share (or fractional share) of Series A Preferred Stock of Holdings was converted into a right to receive a share (or fractional share) of Series A preferred stock, par value $0.01 per share of Parent, and each share (or fractional share) of common stock of Holdings was converted into a share (or fractional share) of common stock, par value $0.01 per share of Parent, and all equity grants (1,533,519 stock options and 567,163 warrants) of Holdings were converted on a one-to-one basis into grants permitting the right to receive a share of Parent’s common stock upon exercise. Subsequent to the reverse merger, Holdings was authorized to issue 1,000 shares of Common Stock, whereby 100 shares were issued to Parent. In addition, a dividend of $1.7 million, recorded within additional paid-in capital, was made from Holdings to Parent for a note receivable of $1.5 million, which was accounted for as a separate component of stockholders’ equity, and related accrued interest receivable of $0.2 million.

3.	Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Policy—The Company entered into an interest rate swap during December 2005 on a portion of its $165 million Second Priority Senior Secured Floating Rate Notes due 2012 (the “Notes”), which qualifies for hedge accounting under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The interest rate swap has a maturity date of November 2010. The swap’s fair market value of $(4.4) million at December 27, 2008, and $(3.5) million at June 27, 2009, is recorded in other long-term liabilities on the condensed consolidated balance sheets. Of the increase in market value of $0.9 million during the six months ended June 27, 2009, $0.6 million was recorded in other comprehensive income, and $0.3 million in deferred income tax liabilities.

The effective portion of the gain or loss on the swap is reported as a component of other comprehensive income and reclassified into earnings (as a component of interest expense) in the same period or periods during which the hedged transaction affects earnings. Any portion of the hedge deemed ineffective by the Company would be charged directly to earnings during the period or periods effected. The Company does not engage in hedging activities for speculative purposes.

Advertising Costs—Costs associated with the production and distribution of the Company’s catalogs are expensed as incurred. The costs of advertising for online marketing arrangements, magazines, television and radio are expensed the first time the advertising takes place. Advertising expense was $7.4 million and $7.1 million for the six months ended June 27, 2009 and June 28, 2008, respectively.

Net Income Per Share—In accordance with SFAS No. 128 “Earnings Per Share” the Company’s basic net income per share excludes the dilutive effect of stock options. It is based upon the weighted average number of common shares outstanding during the period divided into net income. Diluted net income per common share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. However as all of the Company’s warrants and stock options were moved to VS Parent in June 2006, the effects of dilutive shares are not disclosed in Company’s consolidated statements of operations and this accompanying note to those statements.

The components of the calculation of basic net income per common share are as follows (in thousands except share and per share data):

	Six months ended
	June 27, 2009	June 28, 2008
Numerator:
Net income	$8,768	$5,616

Denominator:
Basic weighted average common shares outstanding	100	100

Effect of dilutive securities:
Options	—	—
Warrants	—	—

Diluted weighted average common shares outstanding	100	100

Basic net income per common share	87,680	56,160

Diluted net income per common share	87,680	56,160

Recent Accounting Pronouncements—In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” (“SFAS No. 161”). SFAS No. 161 requires entities to provide enhanced disclosures for derivative activities and hedging activities with regard to the reasons for employing derivative instruments, how they are accounted for, and how these instruments affect an entity’s financial position, financial performance, and cash flows. The provisions of SFAS No. 161 were effective in the first quarter of fiscal year 2009. The adoption of SFAS No. 161 did not have a material impact on the Company’s financial condition, results of operations or cash flows. See Note 3 (Financial Instruments Policy) and Note 11 for disclosures pertaining to SFAS No. 161.

Effective December 30, 2007, the Company adopted certain provisions of SFAS No. 157, “Fair Value Measurements,” that apply to certain financial assets and liabilities. This statement defines and establishes a framework for measuring fair value, and expands fair value disclosures. It does not require any new fair value measurements. The intent of this statement is to increase consistency of definitions and comparability of methods of fair value measurements, as well as to enhance fair value disclosure. The remaining provisions of SFAS No. 157, as amended by FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which apply to nonfinancial assets and nonfinancial liabilities, were effective in the first quarter of fiscal 2009. The adoption of the remaining provisions of SFAS No. 157 and FSP 157-2 did not have a material impact on the Company’s financial condition, results of operations or cash flows. See Note 11 for disclosures pertaining to SFAS No. 157.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) attempts to improve the relevance and comparability of the information included in companies’ financial reports regarding business combinations and their effects. The provisions of SFAS 141(R) were effective in the first quarter of fiscal 2009. The adoption of SFAS 141(R) did not have an impact on the Company’s current financial condition, results of operations or cash flows. However, the Company cannot determine the future impact, if any, the adoption will have on its financial condition, results of operations or cash flows.

4.	Goodwill and Intangible Assets

The Company acquired other intangible assets and goodwill in an acquisition completed in Fiscal 2002. The Company also acquired $3.0 million of intangible assets related to an asset purchase in the first quarter of Fiscal 2008, comprised primarily of operating leases, and $0.5 million of intangible assets related to an asset purchase completed in the second quarter of Fiscal 2008, which was primarily attributable to the acquisition of a tradename. Other intangible assets relating to the asset purchases which occurred in the first and second quarters of Fiscal 2008 include customer lists and non-compete agreements.

The following table discloses the carrying value of all intangible assets (in thousands):

	June 27, 2009			December 27, 2008
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets:
Intangibles related to asset purchase	$3,000	$1,013	$1,987	$3,000	$629	$2,371
Tradenames	68,734	—	68,734	68,717	—	68,717
Goodwill	177,248	—	177,248	177,248	—	177,248

	$248,982	$1,013	$247,969	$248,965	$629	$248,336

Intangible amortization expense for the six months ended June 27, 2009 was $0.4 million. Amortization expense for the six months ended June 28, 2008 was $0.2 million.

Tradenames are not amortized, as they are determined to be intangible assets with indefinite lives. Tradenames and goodwill will be tested for impairment in the last quarter of Fiscal 2009 or whenever impairment indicators exist.

The useful lives of the Company’s finite-lived intangible assets is between 1 to 7 years. The expected amortization expense on finite-lived intangible assets on the Company’s condensed consolidated balance sheets at June 27, 2009, is as follows (in thousands):

Remainder of Fiscal 2009	$383
Fiscal 2010	730
Fiscal 2011	541
Fiscal 2012	124
Fiscal 2013	124
Thereafter	85

$1,987

5.	Property and Equipment

Property and equipment consists of the following (in thousands):

	June 27, 2009	December 27, 2008
Furniture, fixtures and equipment	$94,946	$85,909
Leasehold improvements	90,188	83,242
Website development costs	11,013	12,740
Transportation equipment	21	21

	196,168	181,912
Less: accumulated depreciation and amortization	(112,991)	(103,244)

Subtotal	83,177	78,668
Construction in progress	2,154	4,321

	$85,331	$82,989

Depreciation and amortization expense on property and equipment, including equipment recorded under capital leases, for the six months ended June 27, 2009, was $9.9 million, and for the six months ended June 28, 2008, was $8.0 million. Depreciation and amortization expense on property and equipment is recorded in selling, general and administrative expenses on the condensed consolidated statements of operations.

6.	Credit Arrangements

Debt consists of the following (in thousands):

	June 27, 2009	December 27, 2008
Revolving Credit Facility	$8,500	$17,000

Second Priority Senior Secured Floating Rate Notes (the “Notes”)	$165,000	$165,000

Second Priority Senior Secured Floating Rate Notes

Interest on the Notes is set at a per annum rate equal to a three month LIBOR plus 7.5%, which is reset quarterly on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2006. The combined weighted average interest rate before the impact of our hedging activities from December 27, 2008 through June 27, 2009 was 8.84% (12.30% after including the impact of hedging activities). The Notes will mature on November 15, 2012. Interest on overdue principal and interest and liquidated damages, if any, will accrue at a rate that is 1% higher than the applicable interest rate on the Notes. If VSI cannot make payments on the Notes when they are due, Holdings and VSI’s only subsidiary, Direct (collectively, the “Guarantors”), have guaranteed the Notes and must make payments instead. The Notes and the guarantees are secured by a second priority security interest in substantially all of VSI’s and the Guarantors’ assets that secure VSI’s first priority senior secured credit facility. The Notes and the guarantees are VSI’s, and the Guarantors’, second priority senior secured obligations, and rank equally in right of payment with all of VSI’s and the Guarantors’ existing and future senior indebtedness and senior to all of VSI’s and the Guarantors’ existing and future subordinated indebtedness. The Notes and the guarantees are effectively subordinated to all of VSI’s and the Guarantors’ first priority senior secured indebtedness, including VSI’s first priority senior secured credit facility, to the extent of the collateral securing such indebtedness. If VSI sells certain assets, issues equity or experiences specific kinds of changes in control, VSI must offer to repurchase the Notes. As of November 15, 2007, VSI has been allowed, at its option, to redeem some or all of the Notes at a premium.

Revolving Credit Facility

On November 15, 2005, VSI entered into a $50.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), and VSI has the option to increase or decrease the Revolving Credit Facility size by $25.0 million, subject to certain conditions. The availability under the Revolving Credit Facility is subject to a borrowing base calculated on the basis of certain eligible accounts receivable from credit card companies and the inventory of VSI and its only subsidiary, Direct. The obligations thereunder are secured by a security interest in substantially all of the assets of Holdings, VSI and Direct. The Revolving Credit Facility provides for affirmative and negative covenants affecting Holdings, VSI and Direct. The Revolving Credit Facility restricts, among other things, the Company’s ability to incur indebtedness, create or permit liens on the Company’s assets, declare or pay cash dividends and certain other restricted payments, consolidate, merge or recapitalize, acquire or sell assets, make certain investments, loans or other advances, enter into transactions with affiliates, change its line of business, and restricts the types of hedging activities the Company can enter into. The Revolving Credit Facility has a maturity date of November 15, 2010. The unused available line of credit at June 27, 2009 was $39.6 million and the amount of borrowings outstanding at June 27, 2009 was $8.5 million. The largest amount borrowed at any given point during the six months ended June 27, 2009 was $20.0 million. The Revolving Credit Facility includes a $10 million sub-facility for the issuance of letters of credit, of which there were $0.3 million issued and outstanding as of June 27, 2009.

The borrowings under the Revolving Credit Facility accrue interest, at the Company’s option, at the rate per annum announced from time to time by the agent as its “prime rate”, or at a per annum rate equal to between 1.25% and 1.75% (depending on excess availability) above the adjusted Eurodollar rate. The combined weighted average interest rate from December 27, 2008 through June 27, 2009 was 2.44%.

Interest expense for the six months ended June 27, 2009 and June 28, 2008 consists of the following (in thousands):

	Six Months Ended
	June 27, 2009	June 28, 2008
Interest on the Notes	$8,770	$9,906
Amortization of deferred financing fees	584	584
Interest on the revolving credit facility and other	487	299

	$9,841	$10,789

Capital Leases

The Company leases certain computer equipment under capital leases which expire through fiscal 2012. The following is a schedule of the future minimum lease payments under capital leases as of June 27, 2009 (in thousands):

Remainder of Fiscal 2009	$803
Fiscal 2010	1,607
Fiscal 2011	1,505
Fiscal 2012	824

Total	4,739
Less amount representing interest	486

Present value of minimum lease payments	4,253
Less current portion of capital lease obligation	1,353

$2,900

7.	Stock-Based Compensation

Stock Option Plan—In Fiscal 2002 the Company adopted the VS Holdings, Inc. 2002 Stock Option Plan (the “2002 Plan”) for certain directors, officers, consultants and employees of the Company. The Company authorized the issuance of up to 2,046,041 shares of common stock. As of June 2006, the 2002 Plan was amended and assigned to Parent where it was adopted as the VS Parent, Inc. 2006 Stock Option Plan (the “2006 Plan”), converting all grants on a one-to-one basis for the right to receive a common share of VS Parent upon exercise. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, options awarded shall become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded. The stock options have a maximum term of 10 years. The following table summarizes the 2006 Plan as of June 27, 2009 and changes during the six month period then ended:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding at December 27, 2008	1,952,056	$20.15
Granted	19,476	$24.02
Canceled/forfeited	(24,438)	$24.44

Outstanding at June 27, 2009	1,947,094	$20.14	5.93

Vested or expected to vest at June 27, 2009	1,849,739	$20.14	5.93

Vested and exercisable at June 27, 2009	1,459,968	$18.87	5.27

The Company accounts for its stock-based compensation based on the requirements of SFAS No. 123(R) “Share-Based Payment” (“SFAS 123(R)”) and adopted SFAS 123(R) using the prospective method. The Company continues to account for any portion of awards outstanding at the date of initial application (first quarter of Fiscal 2006) using the accounting principles originally applied to those awards which were the provisions of Accounting Principles Bulletin (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and its related interpretive guidance. For those grants valued under SFAS 123(R), compensation expense attributable to stock-based compensation for the six months ended June 27, 2009 and June 28, 2008, was approximately $1.3 million and $1.1 million, respectively. As of June 27, 2009, the remaining unrecognized stock-based compensation expense for non-vested stock options issued after the effective date of SFAS 123(R) to be expensed in future periods is $4.7 million, and the related weighted-average period over which it is expected to be recognized is approximately 2.1 years. There were 1,459,968 and 487,126 vested and non-vested options, respectively, at June 27, 2009. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rate since the plan inception in Fiscal 2002. The value pertaining to estimated future forfeitures as of June 27, 2009 is approximately $0.2 million.

The weighted-average grant date fair value of stock options granted during the six months ended June 28, 2008, was $14.00. There were no stock options exercised during the first six months of Fiscal 2009 or 2008. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Six Months Ended
	June 27, 2009	June 28, 2008
Expected dividend yield	0.0%	0.0%
Expected volatility	48.2%	46.7%
Risk-free interest rate	2.71%	3.30%
Expected holding period	6.25 years	6.25 years

The expected volatility applicable to the six months ended June 27, 2009 and June 28, 2008 is based on the volatility levels over the past 6.25 years from the average volatility of similar actively traded companies. The risk-free interest rate is derived from the average yield for the five and seven year zero-coupon U.S. Treasury Strips. The expected holding period of the option is calculated using the simplified method using the vesting term of 4 years and the contractual term of 10 years. The simplified method was chosen as a means to determine the Company’s holding period as the Company currently has no historical option exercise experience due to being a privately held company.

8.	Legal Proceedings

Dwight Thompson v. The Vitamin Shoppe and Consolidated Actions.    The Company reclassified its California store managers as non-exempt employees in January 2004. On February 25, 2005, plaintiff Dwight Thompson (“Thompson”), a former store manager, filed suit on behalf of himself and other “similarly situated” current and former California store managers and assistant store managers in the Superior Court of the State of California for the County of Orange (“Orange County Superior Court”), alleging causes of action for alleged wage and hour violations, unfair business practices, unfair competition under Cal. Bus. & Prof. Code §§ 17000 et seq. (“UCL”) and penalties under the Labor Code Private Attorneys General Act, Cal. Labor Code §§ 2698 et seq. (“PAGA”) (the “Thompson Action”). Almost one year later, on July 7, 2006, the same group of plaintiffs’ attorneys who were representing Thompson filed another wage and hour lawsuit against The Vitamin Shoppe based on substantively identical allegations in the Orange County Superior Court, entitled Estel v. The Vitamin Shoppe Industries Inc. (Case No. 06CC07852) (the “Estel Action”). Plaintiffs in the Estel Action were already class members in the Thompson Action and in the lawsuit described below, Janine Perry and Thomas Vitrano v. Vitamin Shoppe Industries Inc. (the “Perry Action”). In January 2008, the Court consolidated the Thompson and Estel actions. In the consolidated complaint, Plaintiffs assert nine claims for relief against the Company: (1) failure to pay overtime wages; (2) unfair business practices in violation of Cal. Bus. & Prof. Code §§ 17000 et seq.; (3) conversion; (4) failure to provide meal periods; (5) failure to provide rest periods; (6) unfair competition under the UCL; (7) failure to provide itemized wage statements; (8) failure to provide wages and accrued vacation upon termination; and (9) recovery of civil penalties under PAGA. Plaintiffs purport to bring their UCL and PAGA claims as representative actions and the remaining claims on behalf of a class composed of all current and former assistant managers and managers of the Company who were employed on or after April 14, 2006 (the “Amended Thompson Action”). The Company intends to defend the Amended Thompson Action vigorously and has filed a motion for summary judgment on the grounds that Dwight Thompson, the only named plaintiff to act as a class representative, lacks standing to pursue such class action claims and that he can not sustain a claim for

PAGA penalties. At this time, the Company does not have sufficient information to determine the amount or range of any potential loss. Accordingly, as of June 27, 2009, the Company has not accrued any liabilities related to this litigation.

Janine Perry and Thomas Vitrano v. Vitamin Shoppe Industries Inc.    On August 17, 2005, plaintiff Perry, a former assistant store manager, later joined by plaintiff Vitrano, a current store manager, filed suit on behalf of themselves and other “similarly situated” individuals in the Superior Court of the State of California for the County of Marin, alleging miscellaneous wage and hour violations under California law, including, but not limited to, violations related to misclassification of store managers and violations with respect to providing meal and rest periods for store managers and assistant store managers. Plaintiffs’ allegations are similar to the violations alleged in the Thompson Action. On December 20, 2005, the parties engaged in mediation and the parties entered into a Memorandum of Understanding, which was followed by execution of a formal Settlement Agreement, which received final approval of the Marin County Superior Court in 2007. The settlement was upheld on appeal on June 17, 2009, no petition for review was filed, so all appeals have been exhausted.

California District Attorney’s Letter.    On May 17, 2007, the Company received a letter from the Napa County (California) District Attorney alleging that six of the Company’s private label products contain levels of lead that, pursuant to California’s Proposition 65, Cal. Health & Safety Code section 25249.5 et seq., (“Proposition 65”) require the products to bear a warning when sold in California. The letter claims that 12 other public prosecutors in California, including the California Attorney General, “are involved in a joint investigation of dietary supplements containing lead in amounts that expose users to lead in excess of 0.50 micrograms (ug) per day.” The letter demands that the Company immediately cease all sales of these products in California unless it provides a warning to consumers. It also notes that Proposition 65 provides for civil penalties of up to $2,500 per violation per day. The Company has met with the California Attorney General and certain District Attorneys, and is investigating these allegations and consulting with its third-party suppliers of these products. The Company has withdrawn certain named products from the California market and has provided warnings with respect to other products still available in California pending discussions with the public prosecutors. The Napa County District Attorney has expressed concerns on several occasions as to the method of warning employed by the Company and the completeness of its implementation. The Company has revised its warnings and reviewed its procedures for implementing warnings. The Company has responded to all outstanding requests for information and has met in person with representatives of the Napa County District Attorney and the California Attorney General to attempt to resolve this matter. At this time it is premature to address any potential loss as a result of these claims, or the amount or range of potential loss. As of June 27, 2009, the Company has not accrued any liabilities related to this litigation. The Napa District Attorney has not filed suit; nor has he made any monetary demand on the Company. In recent discussions, he has indicated that this matter may be resolved in conjunction with the People v. 21st Century Healthcare, Inc. matter discussed below.

The People of the State of California v. 21st Century Healthcare, Inc.    On October 22, 2008, a private enforcer named Vicky Hamilton sent over 70 manufacturers and retailers of multivitamin products, including the Company, various Sixty-Day Notices of Violation of Proposition 65, Cal. Health & Safety Code section 25249.5 et seq. alleging that certain products contain lead and lead compounds and were sold in California without a Proposition 65 warning threatening litigation pertaining to two of the Company’s multivitamin products. On December 23, 2008, the California Attorney General and nine California District Attorneys filed a complaint on behalf of the People of the State of California against a number of companies who received notices of violation from Ms. Hamilton, including the Company in Alameda County Superior Court. The action alleges violations of both Proposition 65 and the UCL and supplants the litigation Ms. Hamilton sought to bring against the Company on the claims stated in her Notice of Violation. Penalties under Proposition 65 may be assessed at the maximum rate of $2,500 per violation per day. Penalties under the UCL may be assessed at the same rate and are cumulative to those available under Proposition 65. Injunctive relief and attorneys fees are also available. The Company is investigating these claims and discussing them with the California Attorney General and District Attorneys. At this time it is premature to determine the extent of any potential loss. Accordingly, as of June 27, 2009, the Company has not accrued any liabilities related to this litigation.

The Company is party to various lawsuits arising from time to time in the normal course of business, many of which are covered by insurance. Except as described above, as of June 27, 2009, the Company was not party to any material legal proceedings. Although the impact of the final resolution of these matters on the Company’s financial condition, results of operations or cash flows is not known, management does not believe that the resolution of these lawsuits will have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

9.	Related Party Transactions

In connection with the acquisition completed in Fiscal 2002, the Company entered into a management agreement with IPC Manager II, LLC (formerly Bear Stearns Merchant Manager II, LLC). This agreement provides for a quarterly fee of the greater of $187,500 or 0.25% of gross sales for the preceding fiscal quarter for advisory and consulting services. Amounts paid during the six months ended June 27, 2009 were approximately $0.8 million, and for the six months ended June 28, 2008 were approximately $0.7 million.

10.	Segment Data

The Company currently operates two business segments, retail and direct. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income for each segment. The table below represents key financial information for each of the Company’s business segments, retail and direct, as well as corporate costs. The retail segment includes the Company’s retail stores. The retail segment generates revenue primarily through the sale of third-party branded and proprietary branded vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products through retail stores throughout the United States. The direct segment generates revenue through the sale of third-party branded and proprietary branded vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products through the Company’s Web site and catalog. A catalog is mailed periodically to customers in the Company’s Healthy Awards Program database, and the Company’s website at www.vitaminshoppe.com and www.BodyTech.com offer its customers online access to a full assortment of over 20,000 SKUs. Corporate costs represent the Company’s administrative expenses which include, but are not limited to: human resources, legal, finance, information technology, and various other corporate level activity related expenses. There are no inter-segment sales transactions.

The Company’s segments are designed to allocate resources internally and provide a framework to determine management responsibility. The accounting policies of the segments are consistent with those described in Note 3- Summary of Significant Accounting Policies in the Fiscal 2008 consolidated financial statements. The Company has allocated $131.9 million and $45.3 million of its recorded goodwill to the retail and direct segments, respectively. The Company does not have identifiable assets separated by segment.

The following table contains key financial information of the Company’s business segments (in thousands):

	Six Months Ended
	June 27, 2009	June 28, 2008
Sales:
Retail	$303,402	$266,604
Direct	40,296	40,487

Net sales	343,698	307,091
Income from operations:
Retail	49,662	42,003
Direct	8,086	7,720
Corporate costs	(32,903)	(29,751)

Income from operations	$24,845	$19,972

11.	Fair Value of Financial Instruments

The disclosure of the fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments.” The fair value of the Company’s Second Priority Senior Secured Floating Rate Notes have been determined by the Company using quoted market prices. The following table sets forth the carrying amounts and fair values of the Company’s Notes at June 27, 2009 and December 27, 2008 (in thousands):

	June 27, 2009		December 27, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Second Priority Senior Secured Floating Rate Notes	$165,000	$158,400	$165,000	$103,950

The fair value at June 27, 2009, is based on the last trade closest to that date which was June 16, 2009. The December 30, 2008 trade date was used for the December 27, 2008 fair value due to its being the closest trade to the Company’s Fiscal year end.

Effective December 30, 2007, the Company adopted the provisions of SFAS No. 157 that apply to its financial assets and liabilities which are measured at fair value within the condensed consolidated financial statements. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs based on a company’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. In determining the fair value of the Company’s interest rate swap, the Company’s sole derivative, observable inputs were available at June 27, 2009, and thus were relied upon for the interest rate swap’s valuation (for further discussion regarding the swap, see Note 3 to the Company’s condensed consolidated financial statements - Summary of Significant Accounting Policies). The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Assets and liabilities utilizing Level 2 inputs include fair value and cash flow swap instruments.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s interest rate swap was established as a cash flow hedge on a portion of its Notes to offset fluctuations related to the variable rate interest payments as described in Note 6. The interest rate swap is included in other long-term liabilities in the condensed consolidated balance sheets. The swap is categorized in Level 2 in the fair value hierarchy as shown in the following table:

		Fair value at June 27, 2009, using:
(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swap	$3.5	$—	$3.5	$—

Total	$3.5	$—	$3.5	$—

Approximately $1.3 million was reclassified from accumulated other comprehensive loss to earnings (as a component of interest expense) for the six months ended June 27, 2009. The Company expects $2.5 million of unrealized losses that are reported in accumulated other comprehensive loss as of June 27, 2009 to be reclassified into earnings within the next 12 months.

12.	Subsequent Event

Subsequent events have been evaluated through August 11, 2009, the date of issuance of the condensed consolidated financial statements herein. On July 23, 2009, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission, for an initial public offering of common stock. The Registration Statement is currently under review by the Securities and Exchange Commission.

13.	Supplemental Guarantor Information

The payment obligations of VSI under the Notes are jointly and severally and fully and unconditionally guaranteed on a senior basis by: Holdings (VSI’s parent), Direct (VSI’s sole subsidiary), all of VSI’s future restricted domestic subsidiaries, and Parent. The Notes and the guarantees are VSI’s, Holdings’ and Direct’s second priority senior secured obligations. They rank equally with all of VSI’s, Holding’s and Direct’s existing and future senior indebtedness and rank senior to all of VSI’s, Holdings’ and Direct’s existing and future subordinated indebtedness. The Notes and the guarantees are effectively subordinate to all of VSI’s, Holdings’ and Direct’s existing first priority senior secured indebtedness, to the extent of the collateral securing such indebtedness, including indebtedness under the Revolving Credit Facility.

The indenture governing the Notes restricts the ability of VSI and Direct to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with affiliates, enter into sale and lease back transactions, merge, or consolidate or transfer or sell assets.

The following supplemental financial information sets forth, on a consolidating basis, balance sheets, statements of operations, and statements of cash flows for Holdings, VSI and Direct:

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING BALANCE SHEETS AS OF JUNE 27, 2009

(In thousands, except share data)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$1,152	$955	$—	$2,107
Inventories	—	17,510	85,933	—	103,443
Prepaid expenses and other current assets	—	173	11,485	—	11,658
Intercompany receivable	2	287,302	315,031	(602,335)	—
Deferred income taxes	—	529	2,469	—	2,998

Total current assets	2	306,666	415,873	(602,335)	120,206
Property and equipment, net	—	21,971	63,360	—	85,331
Goodwill	—	—	177,248	—	177,248
Other intangibles, net	—	—	70,721	—	70,721
Other assets:
Deferred financing fees, net of accumulated amortization of $4,120	—	—	3,512	—	3,512
Other long-term assets	—	—	2,081	—	2,081
Deferred income tax asset	2,906	1,944	13,818	(18,668)	—

Total other assets	2,906	1,944	19,411	(18,668)	5,593
Investment in subsidiary	194,034	—	51,252	(245,286)	—

Total assets	$196,942	$330,581	$797,865	$(866,289)	$459,099

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligation	$—	$—	$1,353	$—	$1,353
Revolving credit facility	—	—	8,500	—	8,500
Intercompany payable	17,400	269,225	315,710	(602,335)	—
Accounts payable	—	172	23,405	—	23,577
Deferred sales	—	1,591	6,216	—	7,807
Accrued salaries and related expenses	—	377	4,836	—	5,213
Accrued interest	—	—	2,045	—	2,045
Other accrued expenses	31	824	10,995	—	11,850

Total current liabilities	17,431	272,189	373,060	(602,335)	60,345
Long-term debt	—	—	165,000	—	165,000
Capital lease obligation, net of current portion	—	—	2,900	—	2,900
Deferred income taxes	364	3,194	35,767	(18,668)	20,657
Other long-term liabilities	—	1	7,971	—	7,972
Deferred rent	—	3,945	19,133	—	23,078
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding	—	—	—	—	—
Additional paid-in capital	160,825	20,165	166,791	(186,956)	160,825
Accumulated other comprehensive loss	(2,034)	—	(2,034)	2,034	(2,034)
Retained earnings	20,356	31,087	29,277	(60,364)	20,356

Total stockholders’ equity	179,147	51,252	194,034	(245,286)	179,147

Total liabilities and stockholders’ equity	$196,942	$330,581	$797,865	$(866,289)	$459,099

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING BALANCE SHEETS AS OF DECEMBER 27, 2008

(In thousands, except share data)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$841	$782	$—	$1,623
Inventories	—	17,547	89,344	—	106,891
Prepaid expenses and other current assets	—	198	12,807	—	13,005
Intercompany receivable	2	284,763	317,570	(602,335)	—
Deferred income taxes	—	707	4,043	—	4,750

Total current assets	2	304,056	424,546	(602,335)	126,269
Property and equipment, net	—	21,399	61,590	—	82,989
Goodwill	—	—	177,248	—	177,248
Other intangibles, net	—	—	71,088	—	71,088
Other assets:
Deferred financing fees, net of accumulated amortization of $3,536	—	—	4,097	—	4,097
Other long-term assets	—	—	462	—	462
Security deposits	—	—	1,537	—	1,537
Deferred income tax asset	2,218	1,873	12,816	(16,907)	—

Total other assets	2,218	1,873	18,912	(16,907)	6,096
Investment in subsidiary	183,972	—	47,628	(231,600)	—

Total assets	$186,192	$327,328	$801,012	$(850,842)	$463,690

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligation	$—	$—	$1,111	$—	$1,111
Revolving credit facility	—	—	17,000	—	17,000
Intercompany payable	17,400	269,225	315,710	(602,335)	—
Accounts payable	—	102	24,246	—	24,348
Deferred sales	—	2,538	10,501	—	13,039
Accrued salaries and related expenses	—	142	5,312	—	5,454
Accrued interest	—	—	2,170	—	2,170
Other accrued expenses	29	708	10,063	—	10,800

Total current liabilities	17,429	272,715	386,113	(602,335)	73,922
Long-term debt	—	—	165,000	—	165,000
Capital lease obligation, net of current portion	—	—	3,271	—	3,271
Deferred income taxes	233	3,209	36,828	(16,907)	23,363
Other long-term liabilities	—	—	8,721	—	8,721
Deferred rent	—	3,776	17,107	—	20,883
Commitments and contingencies
Stockholders’ equity:
Additional paid-in capital	159,556	20,165	166,791	(186,956)	159,556
Accumulated other comprehensive loss	(2,614)	—	(2,614)	2,614	(2,614)
Retained earnings	11,588	27,463	19,795	(47,258)	11,588

Total stockholders’ equity	168,530	47,628	183,972	(231,600)	168,530

Total liabilities and stockholders’ equity	$186,192	$327,328	$801,012	$(850,842)	$463,690

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 27, 2009

(In thousands)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$66,802	$276,896	$—	$343,698
Commissions	—	9,711	3,768	(13,479)	—
Cost of goods sold	—	48,081	185,427	(2,584)	230,924

Gross profit	—	28,432	95,237	(10,895)	112,774
Selling, general and administrative expenses	1,269	22,509	74,230	(10,895)	87,113
Related party expenses	—	—	816	—	816

(Loss) income from operations	(1,269)	5,923	20,191	—	24,845
Interest income	—	—	(2)	—	(2)
Interest expense	—	—	9,841	—	9,841

(Loss) income before (benefit) provision for income taxes	(1,269)	5,923	10,352	—	15,006
(Benefit) provision for income taxes	(556)	2,299	4,495	—	6,238

(Loss) income before equity in net earnings of subsidiary	(713)	3,624	5,857	—	8,768
Equity in net earnings of subsidiary	9,481	—	3,624	(13,105)	—

Net income	$8,768	$3,624	$9,481	$(13,105)	$8,768

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 28, 2008

(In thousands)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$57,192	$249,899	$—	$307,091
Commissions	—	13,228	3,605	(16,833)	—
Cost of goods sold	—	40,889	168,231	(2,329)	206,791

Gross profit	—	29,531	85,273	(14,504)	100,300
Selling, general and administrative expenses	1,121	20,087	72,888	(14,504)	79,592
Related party expenses	—	—	736	—	736

(Loss) income from operations	(1,121)	9,444	11,649	—	19,972
Interest income	—	(5)	(17)	—	(22)
Interest expense	—	2,511	8,278	—	10,789

(Loss) income before (benefit) provision for income taxes	(1,121)	6,938	3,388	—	9,205
(Benefit) provision for income taxes	(483)	2,640	1,432	—	3,589

(Loss) income before equity in net earnings of subsidiary	(638)	4,298	1,956	—	5,616
Equity in net earnings of subsidiary	6,254	—	4,298	(10,552)	—

Net income	$5,616	$4,298	$6,254	$(10,552)	$5,616

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 27, 2009

(In thousands)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$8,768	$3,624	$9,481	$(13,105)	$8,768
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of fixed assets	—	8	50	—	58
Depreciation and amortization	—	2,313	8,564	—	10,877
Deferred income taxes	(557)	92	(875)	—	(1,340)
Deferred rent	—	169	1,396	—	1,565
Equity compensation expense	1,269	—	—	—	1,269
Equity in earnings of subsidiary	(9,481)	—	(3,624)	13,105	—
Changes in operating assets and liabilities:
Inventories	—	37	3,411	—	3,448
Prepaid expenses and other current assets	—	25	1,952	—	1,977
Intercompany	—	(2,539)	2,539	—	—
Other non-current assets	—	—	(82)	—	(82)
Accounts payable	—	70	1,112	—	1,182
Accrued expenses and other current liabilities	1	(596)	(3,953)	—	(4,548)
Other long-term liabilities	—	1	216	—	217

Net cash provided by operating activities	—	3,204	20,187	—	23,391

Cash flows from investing activities:
Capital expenditures	—	(2,893)	(10,878)	—	(13,771)

Net cash used in investing activities	—	(2,893)	(10,878)	—	(13,771)

Cash flows from financing activities:
Borrowings under revolving credit agreement	—	—	3,000	—	3,000
Repayment of borrowings under revolving credit agreement	—	—	(11,500)	—	(11,500)
Payments of capital lease obligation	—	—	(636)	—	(636)

Net cash used in financing activities	—	—	(9,136)	—	(9,136)

Net increase in cash and cash equivalents	—	311	173	—	484
Cash and cash equivalents beginning of period	—	841	782	—	1,623

Cash and cash equivalents end of period	$—	$1,152	$955	$—	$2,107

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 28, 2008

(In thousands)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$5,616	$4,298	$6,254	$(10,552)	$5,616
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of fixed assets	—	5	39	—	44
Depreciation and amortization	—	1,660	7,144	—	8,804
Deferred income taxes	(483)	(378)	830	—	(31)
Deferred rent	—	699	778	—	1,477
Equity compensation expense	1,121	—	—	—	1,121
Equity in earnings of subsidiary	(6,254)	—	(4,298)	10,552	—
Changes in operating assets and liabilities:
Inventories	—	(1,734)	1,434	—	(300)
Prepaid expenses and other current assets	—	(12)	1,006	—	994
Intercompany		(2,542)	2,542	—	—
Other non-current assets	—	20	(148)	—	(128)
Accounts payable	—	(75)	(11,593)	—	(11,668)
Accrued expenses and other current liabilities	—	2,065	(3,163)	—	(1,098)
Other long-term liabilities	—	—	102	—	102

Net cash provided by operating activities	—	4,006	927	—	4,933

Cash flows from investing activities:
Capital expenditures	—	(3,619)	(9,491)	—	(13,110)
Intangible assets acquired in asset purchases	—	—	(3,450)	—	(3,450)

Net cash used in investing activities	—	(3,619)	(12,941)	—	(16,560)

Cash flows from financing activities:
Borrowings under revolving credit agreement	—	—	15,000	—	15,000
Repayment of borrowings under revolving credit agreement	—	—	(3,000)		(3,000)
Payments of capital lease obligation	—	—	(67)		(67)

Net cash provided by financing activities	—	—	11,933	—	11,933

Net increase (decrease) in cash and cash equivalents	—	387	(81)	—	306
Cash and cash equivalents beginning of period	—	567	886	—	1,453

Cash and cash equivalents end of period	$—	$954	$805	$—	$1,759

Broad Retail Footprint

WA 5
OR 4
ID 1
NV 3
CA 51
AZ 7
CO 8
NM 2
KS 2
TX 37
MN 3
MO 1
LA 3
WI 6
IL 19
MI 10
IN 6
OH 10
KY 3
TN 6
AL 3
GA 10
FL 52
SC 7
NC 12
VA 20
PA 12
NY 59
VT 1
NH 2
MA 10
RI 1
CT 7
NJ 23
DE 2
MD 13
DC 2
HI 5

428 stores

Through and including             , 2009 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

J.P.Morgan	BofA Merrill Lynch	Barclays Capital

             , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee and the FINRA fee are estimated. The missing amounts will be filed by amendment.

SEC Registration Fee
FINRA filing fee
New York Stock Exchange listing fee
Printing and engraving expenses
Legal fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Blue Sky fees and expenses
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

VS Holdings, Inc. is incorporated under the laws of the state of Delaware.

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The amended and restated certificate of incorporation of VS Holdings, Inc. provides for the indemnification of directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. In addition, as permitted by the Delaware General Corporation Law, the certificate of incorporation of VS Holdings, Inc. provides that none of its directors will be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended.

The amended and restated by-laws of VS Holdings, Inc. provides for the indemnification of all of their respective current and former directors and current or former officers to the fullest extent permitted by the Delaware General Corporation Law.

VS Holdings, Inc. intends to enter into indemnification agreements with its directors and officers to indemnify them against liabilities which may arise by reason of the directors’ status or service as a director. VS Holdings, Inc. also intends to maintain director and officer liability insurance, if available on reasonable terms.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

We also have issued stock option grants under our Amended and Restated 2006 Stock Option Plan, a written compensatory benefit plan under which we have issued options to employees and directors. The aggregate sales price of the securities issued under the plan in reliance on Rule 701 did not exceed 15% of our total assets in any given year.

Option Grants in Past Three Years.    All of our grants of options in the past three years were for options to purchase shares of our common stock and were made under our Amended and Restated 2006 Stock Option Plan.

Since June 22, 2006, the registrant has issued to certain officers, employees and directors options to purchase 1,969,582 shares of common stock, with an estimated approximate aggregate exercise price of $37,861,020 upon exercise of such options. On June 12, 2006, VS Mergersub, Inc., then a wholly owned subsidiary of VS Parent, Inc., then a wholly owned subsidiary of VS Holdings, Inc., merged with and into VS Holdings, Inc., with VS Holdings, Inc. being the surviving corporation. By operation of the merger, VS Holdings, Inc. became a direct wholly owned subsidiary of VS Parent, Inc. As a result of the merger, all of our common stock and option grants were cancelled and reissued by VS Parent, Inc.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) See the Exhibit Index beginning on the page II-5 for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

Not applicable.

ITEM 17. UNDERTAKINGS

1. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Bergen, State of New Jersey, on September 30, 2009.

VS HOLDINGS, INC. (Registrant)

By:	/S/ RICHARD L. MARKEE
Richard L. Markee Chief Executive Officer, Chairman and Director

Each person whose signature appears below constitutes and appoints Richard L. Markee and Michael G. Archbold, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on September 30, 2009 in the capacities indicated.

Name	Title

/S/ RICHARD L. MARKEE Richard L. Markee	Chief Executive Officer, Chairman and Director (Principal Executive Officer)

/S/ MICHAEL G. ARCHBOLD Michael G. Archbold	Executive Vice President, Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)

/S/ COSMO LA FORGIA Cosmo La Forgia	Vice President, Finance (Principal Accounting Officer)

/S/ DOUGLAS R. KORN Douglas R. Korn	Director

/S/ RICHARD L. PERKAL Richard L. Perkal	Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation of VS Holdings, Inc.*

3.2	Amended and Restated By-Laws of VS Holdings, Inc.*

4.1	Indenture dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc., VS Holdings, Inc. and VS Direct Inc., as Guarantors, and Wilmington Trust Company, as Trustee.†

4.2	Registration Rights Agreement dated as of dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc., VS Holdings, Inc. and VS Direct Inc., as Guarantors, and Bear, Stearns & Co. Inc., BNP Paribas Securities Corp., Banc of America Securities LLC, Jefferies & Company, Inc. and Rothschild Inc., as Initial Purchasers.†

4.3	Form of Second Priority Senior Secured Floating Rate Note due 2012.†

4.4	Specimen Common Stock Certificate*

5.1	Opinion of Kirkland & Ellis LLP.**

10.1	Loan and Security Agreement, dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc. and VS Direct Inc. as borrowers, VS Holdings, Inc. as Guarantor, the Lenders and Issuing Bank from time to time party thereto, and Wachovia Bank, National Association as agent for the Lenders.†

10.2	Amendment No. 1 And Consent To Loan And Security Agreement, dated as of June 12. 2006, by and among Vitamin Shoppe Industries Inc. and VS Direct Inc. as borrowers, VS Holdings, Inc. and VS Parent, Inc., as Guarantors, the Lenders from time to time thereto, and Wachovia Bank, National Association as agent for the Lenders.†

10.3	Trademark Security Agreement, dated as of November 15, 2005, by and between Vitamin Shoppe Industries Inc. as Pledgor and Wachovia Bank, National Association as Pledgee.†

10.4	Stock Pledge Agreement, dated as of November 15, 2005, by and between Vitamin Shoppe Industries Inc. as Pledgor and Wachovia Bank, National Association as Pledgee.†

10.5	Guarantee of VS Holdings, Inc. and VS Direct Inc. of obligations of Vitamin Shoppe Industries Inc. under the Loan and Security Agreement.†

10.6	Guarantee of Vitamin Shoppe Industries Inc. and VS Holdings, Inc. of obligations of VS Direct Inc. under the Loan and Security Agreement.†

10.7	Stock Pledge Agreement, dated as of November 15, 2005, by and between VS Holdings, Inc. as Pledgor and Wachovia Bank, National Association as Pledgee.†

10.8	Intercreditor Agreement, dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc., VS Direct Inc. and VS Holdings, Inc. as Pledgors, Wachovia Bank, National Association as Agent under the Loan and Security Agreement and Wilmington Trust Company, as Trustee under the Indenture and Parity Lien Collateral Agent.†

10.9	Deposit Account Control Agreement, dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc., Wachovia Bank, National Association as Agent under the Loan Agreement and Bank of America, N.A.†

10.10	Collateral Account Notification and Acknowledgement dated as of January 15, 2006, by and between Vitamin Shoppe Industries Inc., Wachovia Bank National Association and Bank of America, N.A.†

10.11	Form of Employment Agreement by and among executive officer, VS Parent, Inc., Vitamin Shoppe Industries Inc. and VS Holdings, Inc.§†

EXHIBIT NO.	DESCRIPTION
10.12	Lease Agreement, dated as of May 2, 2002, between Hartz Mountain Industries, Inc. and Vitamin Shoppe Industries. Inc.†

10.13	Purchase Agreement, dated as of November 1, 2004, between Natures Value, Inc. and Vitamin Shoppe Industries Inc.†

10.14	Advisory Services Agreement, dated as of November 27, 2002, by and among Bear Stearns Merchant Manager II, LLC, VS Holdings, Inc., and Vitamin Shoppe Industries Inc.†

10.15	Amendment No. 1 to Advisory Services Agreement, dated as of June 12, 2006, by and among VS Holdings, Inc., Vitamin Shoppe Industries Inc., Bear Stearns Merchant Manager II, LLC and VS Parent, Inc.†

10.16	Employment and Non-Competition Agreement, dated as of April 16, 2007, by and among Michael G. Archbold, VS Parent, Inc., VS Holdings, Inc. and Vitamin Shoppe Industries, Inc. (Incorporated by reference to the Exhibit to the Current Report on Form 8-K, filed on April 19, 2007).§

10.17	Amendment to Employment and Non-Competition Agreement, dated as of December 28, 2007, by and among Michael G. Archbold, VS Parent, Inc. and VS Holdings, Inc. and Vitamin Shoppe Industries Inc.§‡

10.18	Employment and Non-Competition Agreement, dated as of January 15, 2007, by and among Louis H. Weiss, VS Parent, Inc., VS Holdings, Inc., VS Direct, Inc., and Vitamin Shoppe Industries, Inc. (Incorporated by reference to the Exhibit to the Current Report on Form 8-K, filed on January 16, 2007).§

10.19	Amendment to Employment and Non-Competition Agreement, dated as of December 28, 2007, by and among Louis H. Weiss, VS Parent, Inc., VS Holdings, Inc., VS Direct, Inc. and Vitamin Shoppe Industries Inc.§‡

10.20	Fourth Amended and Restated Employment and Non-Competition Agreement, dated as of September 4, 2009, by and among Thomas Tolworthy, VS Parent, Inc. and VS Holdings, Inc. and Vitamin Shoppe Industries Inc.§**

10.21	Amended and Restated Employment and Non-Competition Agreement, dated as of June 12, 2006, by and among Anthony Truesdale, VS Parent, Inc., VS Holdings, Inc. and Vitamin Shoppe Industries, Inc. §†

10.22	Amendment to Amended and Restated Employment and Non-Competition Agreement, dated as of December 28, 2007, by and among Anthony Truesdale, VS Parent, Inc., VS Holdings, Inc. and Vitamin Shoppe Industries Inc.§‡

10.23	Amendment to Employment Agreement, dated as of June 12, 2006, by and among Cosmo La Forgia, VS Parent, Inc., Vitamin Shoppe Industries, Inc. and VS Holdings, Inc. §†

10.24	Second Amendment to Employment Agreement, dated as of December 28, 2007, by and among Cosmo La Forgia, VS Parent, Inc., Vitamin Shoppe Industries, Inc. and VS Holdings, Inc.§‡

10.25	Third Amendment to Employment Agreement, dated as of March 6, 2008, by and among Cosmo La Forgia, VS Parent, Inc., Vitamin Shoppe Industries, Inc. and VS Holdings, Inc.§‡

10.26	Employment and Non-Competition Agreement, dated as of September 9, 2009, among Richard Markee, VS Parent, Inc., VS Direct, Inc. and VS Holdings, Inc. and Vitamin Shoppe Industries Inc.§**

10.27	Vitamin Shoppe Industries Inc. Management Incentive Plan, dated as of February 28, 2006.§†

10.28	2009 Vitamin Shoppe Equity Incentive Plan, effective as of September 2, 2009.§**

10.29	Form of Option Award Agreement.*

10.30	Form of Restricted Stock Agreement.*

10.31	Form of Indemnification Agreement by and among executive officer, VS Holdings, Inc. and Vitamin Shoppe Industries Inc.§**

EXHIBIT NO.	DESCRIPTION
10.32	Form of Indemnification Agreement by and among director, VS Holdings, Inc. and Vitamin Shoppe Industries Inc.§**
10.33	Securityholders Agreement, dated as of September , 2009 by and among VS Holdings, Inc. and the Securityholders party thereto.*
10.34	Amendment No. 2 to Employment and Non-Competition Agreement, dated as of September 25, 2009 by and among Anthony Truesdale, VS Parent, Inc., Vitamin Shoppe Industries Inc. and VS Holdings, Inc. (incorporated by reference herein to Exhibit 99.1 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

10.35	Amendment No. 2 to Employment and Non-Competition Agreement, dated as of September 25, 2009 by and among Michael G. Archbold, VS Parent, Inc., Vitamin Shoppe Industries Inc. and VS Holdings, Inc. (incorporated by reference herein to Exhibit 99.2 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

10.36	Loan and Security Agreement, dated as of September 25, 2009, by and among Vitamin Shoppe Industries Inc. and VS Direct Inc. as borrowers, VS Holdings, Inc. as Guarantor, the Lenders and Issuing Bank from time to time party thereto, and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated by reference herein to Exhibit 99.3 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

10.37	Intercreditor Agreement Joinder, dated as of September 25, 2009, by JPMorgan Chase Bank, N.A. (incorporated by reference herein to Exhibit 99.4 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

10.38	Intellectual Property Security Agreement, dated as of September 25, 2009, by and among Vitamin Shoppe Industries Inc., VS Direct Inc. and VS Holdings and JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders (incorporated by reference herein to Exhibit 99.5 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

10.39	Stock Pledge Agreement, dated September 25, 2009 by and between VS Holdings, Inc. as Pledgor and JPMorgan Chase Bank, N.A. as Pledgee (incorporated by reference herein to Exhibit 99.6 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

10.40	Stock Pledge Agreement, dated September 25, 2009 by and between Vitamin Shoppe Industries Inc. as Pledgor and JPMorgan Chase Bank, N.A. as Pledgee (incorporated by reference herein to Exhibit 99.7 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

10.41	Guarantee of VS Direct Inc. and VS Holdings, Inc. , dated September 25, 2009, of obligations of Vitamin Shoppe Industries Inc. under the Loan and Security Agreement (incorporated by reference herein to Exhibit 99.9 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

21.1	Subsidiaries of the Registrant.†

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature pages hereto).

99.8	Guarantee of Vitamin Shoppe Industries Inc. and VS Holdings, Inc., dated September 25, 2009, of obligations of VS Direct Inc. under the Loan and Security Agreement (incorporated by reference herein to Exhibit 99.8 of the Current Report on Form 8-K filed by VS Holdings, Inc. on September 30, 2009).

*	To be filed by amendment.
**	Previously filed.
†	Incorporated by reference to the Exhibit Index of Registration Statement No. 333-134983 on Form S-4 filed on June 13, 2006, as amended (File No. 333-134983-2).
‡	Incorporated by reference to the Exhibits to the Annual report on Form 10-K for the Fiscal year ended December 29, 2007, as filed with the Securities and Exchange Commission on March 28, 2008.
§	Management contract or compensation plan or arrangement.